As confidentially submitted to the Securities and Exchange Commission on May 9, 2014 as Amendment No. 1 to the confidential submission, dated March 25, 2014.

Registration no. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VASCULAR BIOGENICS LTD.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Israel	2834	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Vascular Biogenics Ltd.

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

972-3-634-6450

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8800

(Name, Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Mitchell S. Bloom, Esq. Lawrence S. Wittenberg, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Yuval Horn, Adv. Keren Kanir, Adv. Horn & Co, Law Offices Amot Investments Tower 2 Weizmann St., 24th Floor Tel Aviv, Israel 6423902 972-3-637-8200	Brent B. Siler Darren K. DeStefano Cooley LLP 11951 Freedom Drive Reston, VA 20190 (703) 456-8000	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. Zion House, 45 Rothschild Blvd. Tel Aviv, Israel 6578403 972-3-710-9191

Approximate date of commencement of proposed offering to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Proposed Maximum Offering Price (1)	Amount of Registration Fee
Ordinary shares, par value NIS 0.01 per share

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of additional shares that the underwriters have the option to acquire.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated May 9, 2014

Vascular Biogenics Ltd.

                 Ordinary Shares

This is the initial public offering of Vascular Biogenics Ltd. We are offering                ordinary shares. We anticipate that the initial public offering price will be between $        and $        per share. We intend to apply for listing of our ordinary shares on The NASDAQ Global Market under the symbol “VBLX.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and have elected to adopt certain reduced public company reporting requirements.

Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Vascular Biogenics Ltd.	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional                 ordinary shares.

The underwriters expect to deliver the ordinary shares to purchasers on                     , 2014.

Deutsche Bank Securities	Wells Fargo Securities

JMP Securities	Oppenheimer & Co.

The date of this prospectus is                    , 2014.

The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States, and the terms “Euros” or “€” refer to Euros, the lawful currency of the Eurozone. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts and Euro amounts presented in this prospectus are translated using the rate of NIS 3.47 to US$1.00 or €0.727 to US$1.00, the exchange rates as of December 31, 2013.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

This document has been prepared on the basis that any offer of shares in any relevant European Economic Area member state or in Israel will be made pursuant to an exemption under European prospectus law or Israeli securities law, as applicable, from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

Overview

We are a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. Our clinical pipeline is based on two distinct, proprietary platform technologies that leverage the body’s natural physiologic and genetic regulatory elements. To date, we have developed two programs based on these platforms—an oncology program and an anti-inflammatory program. Our lead product candidate from our oncology program, VB-111, is a gene-based biologic that we are initially developing for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. We intend to begin a Phase 3 pivotal trial for VB-111 in rGBM in the second half of 2014. Our lead product candidate from our anti-inflammatory program, VB-201, is an oral small molecule we are currently evaluating in Phase 2 clinical trials for psoriasis and for ulcerative colitis. We expect final results from these Phase 2 clinical trials in the first half of 2015.

Our oncology program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. We believe this technology will allow us to develop product candidates for multiple oncology indications. Our anti-inflammatory program is based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. We believe our two distinct platform technologies provide us with an opportunity to develop a diversified portfolio of product candidates targeting both orphan indications and large markets.

The following table summarizes our product candidate pipeline from each of our two platform technologies:

Our VTS Platform Technology

Our innovative, proprietary VTS platform technology enables systemic administration of gene therapy to either destroy or promote angiogenic blood vessels. VTS is both tissue- and condition-specific, allowing for targeted and limited gene expression in endothelial cells, the thin layer of cells that lines the interior surface of blood vessels undergoing angiogenesis.

Our VTS platform technology comprises three components, a viral vector, a promoter and a transgene:

1.	Viral vector—a modified virus that is used as a delivery vehicle to distribute the promoter and the transgene throughout the body.

2.	Promoter—our proprietary, genetically modified promoter, called PPE-1-3X, that specifically targets the endothelial cells of angiogenic blood vessels. When present in these cells, the promoter initiates the expression of the transgene.

3.	Transgene—a genetic sequence designed to yield a specific biological effect, the expression of which is directed by PPE-1-3X. The particular transgene will vary depending on the therapeutic objectives of the product candidate.

Once the gene therapy has reached the angiogenic blood vessels, our PPE-1-3X promoter activates transgene expression to produce a desired protein in the endothelial cells of those vessels. For oncology applications, the transgene selected is designed to destroy angiogenic blood vessels that feed solid tumors. For other potential applications, such as the treatment of ischemia, a different transgene can be selected that is designed to promote the development of angiogenic blood vessels instead of their destruction.

VB-111

We are developing VB-111, the lead oncology product candidate from our VTS platform technology, for solid tumor indications, with current clinical trials in rGBM, thyroid cancer and ovarian cancer.

Glioblastoma is a brain cancer that affects approximately 10,000 newly diagnosed people each year in the United States. It is a devastating, rapidly progressing tumor, with a median time from diagnosis to the patient’s death of 12 to 15 months. In recurrent glioblastoma, treatment consists of both symptomatic and palliative therapies. However, with currently available therapies, glioblastoma typically remains fatal within a very short period of time.

We are conducting an open-label Phase 2 clinical trial in rGBM, which we originally initiated as an adaptive Phase 1/2 trial. The trial is intended to evaluate the safety and efficacy of VB-111, both by itself and in combination with Avastin (bevacizumab), an anti-angiogenesis agent approved by the U.S. Food and Drug Administration, or the FDA, for use in rGBM. In interim analyses of data from this trial, we have observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment until the patient’s death. The FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapy agent commonly used to treat newly diagnosed glioblastoma, and radiation. We are currently discussing a special protocol assessment, or SPA, with the FDA pursuant to which we intend to begin a Phase 3 pivotal trial of VB-111 in rGBM in the second half of 2014. We are in the process of recruiting sites and investigators for the Phase 3 trial, which is not contingent upon the conclusion of the ongoing Phase 2 trial in rGBM. We expect data from this trial to be available in the first half of 2017.

Additionally, based on observations from early clinical trials, we have advanced VB-111 into tumor specific, repeat-dose trials. In thyroid cancer, we are conducting an open-label Phase 2 clinical trial to evaluate safety and efficacy of VB-111. In ovarian cancer, clinical trials of bevacizumab, which, like VB-111, is an anti-angiogenic agent, demonstrated some improvement in progression free survival in women with high-risk advanced ovarian cancer. Therefore, we are conducting an additional Phase 1/2 clinical trial in ovarian cancer, which combines VB-111 therapy with paclitaxel, a common chemotherapeutic agent used to treat ovarian cancer, to evaluate safety and efficacy in this indication.

According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases of thyroid cancer each year and an estimated 1,850 annual deaths as a result of the disease. Ovarian cancer was diagnosed in approximately 22,000 American women in 2013, according to the National Cancer Institute.

As of March 1, 2014, we had studied VB-111 in over 130 patients and have observed it to be well-tolerated. We have been granted composition of matter patents that we believe, together with orphan drug designations in both the United States and Europe, will provide exclusivity for VB-111, if approved for marketing, until at least 2027.

Our Lecinoxoid Platform Technology

Our proprietary Lecinoxoid platform technology comprises a family of orally administered small molecules designed to modulate the body’s inflammatory response. Lecinoxoids are compounds that are structurally and functionally similar to naturally occurring molecules, known as oxidized phospholipids, which possess immune modulating anti-inflammatory properties, modified to enhance stability and activity. We believe that Lecinoxoids hold significant promise in their ability to treat a broad range of chronic immune-based inflammatory diseases.

The inflammatory response is a complex physiologic process balancing both pro- and anti-inflammatory components that interact intimately with the body’s immune system. Oxidized phospholipids are instrumental in the interplay of these components that maintain equilibrium. When the inflammatory response is not adequately balanced, excess inflammation results and may cause both acute and chronic disease states.

Our proprietary Lecinoxoid platform technology seeks to harness the ability of oxidized phospholipids to regulate and attenuate key immune-inflammatory signaling. We believe that our approach—identifying naturally occurring anti-inflammatory compounds and modifying them to enhance stability and activity—may lead to more physiologically balanced responses than other available anti-inflammatory therapies.

VB-201

Our lead anti-inflammatory product candidate from our Lecinoxoid platform technology, VB-201, focuses on modifying the immune-mediated native inflammatory response. We are currently studying VB-201 in Phase 2 clinical trials for psoriasis and for ulcerative colitis.

Psoriasis is the most prevalent autoimmune disease in the United States, affecting as many as 7.5 million people, and an estimated 125 million people worldwide, according to the National Psoriasis Foundation. However, current medications have either limited efficacy, high levels of toxicity or high cost.

We have recently completed an exploratory double-blind, placebo-controlled Phase 2 trial designed to evaluate safety and establish dosage of VB-201 in patients with psoriasis. In this trial, VB-201 was well-tolerated and met secondary efficacy endpoints, showing statistically significant improvements in multiple measures of disease severity. While the trial did not meet its primary efficacy endpoint, we believe this may have been due to the short treatment duration and low dosing levels of the trial. This trial also included a sub-study of psoriasis patients with cardiovascular risk factors measuring the effects of VB-201 on arterial inflammation related to atherosclerosis, or hardening of the arteries. The primary endpoint in this sub-study was the change from baseline in the level of vessel inflammation. This endpoint was met, with a statistically significant reduction in vessel inflammation in patients treated with a high dose of VB-201.

We also are currently conducting a randomized, double-blind Phase 2 clinical trial to evaluate the efficacy and safety of VB-201 in patients with moderate to severe psoriasis. As of

March 1, 2014, this trial was being conducted at 24 sites, and we expect it will enroll 180 patients. We expect results from this trial in the first half of 2015.

In addition, we are studying VB-201 in ulcerative colitis. Ulcerative colitis is a serious chronic form of inflammatory bowel disease. According to the Crohn’s and Colitis Foundation of America, ulcerative colitis may affect as many as 700,000 Americans. Our ongoing Phase 2 trial of VB-201 in ulcerative colitis is a randomized, double-blind, placebo-controlled trial with 24 weeks of daily oral administration of VB-201. Each patient will have a final safety evaluation four weeks after stopping treatment with VB-201. We anticipate approximately 100 patients will be enrolled in this trial. We expect data from this trial in the first half of 2015.

As of March 1, 2014, we had studied VB-201 in over 400 patients and had observed it to be well-tolerated. VB-201 is covered by an issued U.S. composition of matter patent until at least 2027.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary VTS and Lecinoxoid platform technologies for oncology, anti-inflammatory and other indications. We intend to achieve this goal by pursuing the following strategies:

•	Pursue regulatory approval for our lead oncology compound, VB-111 for rGBM

We intend to commence a Phase 3 pivotal trial of VB-111 for rGBM in the second half of 2014. We intend to conduct the trial under an SPA we are currently discussing with the FDA, and expect to complete the trial by the end of 2016, with data available in the first half of 2017. If we receive positive data from this trial, we expect to submit a Biologics License Application, or BLA, to the FDA seeking approval of VB-111 for the treatment of rGBM in the United States in the first half of 2017.

•	Advance development of VB-201 for psoriasis and ulcerative colitis

We will continue to advance the development of our lead anti-inflammatory product candidate, VB-201. We are currently conducting Phase 2 clinical trials of VB-201 for psoriasis and for ulcerative colitis. We expect final results from each of these trials in the first half of 2015. If the results are positive, we expect to commence Phase 3 clinical trials for both indications either on our own or in collaboration with a third party.

•	Expand indications for VB-111 and VB-201

We believe VB-111 has the potential for applications in other solid tumors in addition to rGBM. We are therefore conducting clinical trials in both thyroid and ovarian cancer. We may also pursue expansion of the treatment indication of VB-111 in glioblastoma beyond recurrent cases to include newly diagnosed cases if clinical data support such expansion.

We also believe there are other potential applications for VB-201 to treat inflammatory diseases beyond psoriasis and ulcerative colitis. We intend to explore applications in auto-immune inflammatory diseases such as Crohn’s disease, atherosclerosis, multiple sclerosis and rheumatoid arthritis.

•	Leverage our two distinct platform technologies to develop therapeutics targeting a broad range of diseases

In addition to expanding the indications for our current lead compounds, we intend to explore the development of other compounds derived from our VTS and Lecinoxoid platform technologies. For example, we intend to continue our development of a compound generated through our VTS platform technology that we have initially targeted at ischemia-related indications. In addition, we intend to advance other Lecinoxoid derivatives that demonstrate pre-clinical evidence of activity in various inflammatory and inflammatory-derived conditions such as fibrosis.

•	Selectively enter into licensing and collaboration arrangements to supplement our internal development capabilities

As we advance our pipeline of compounds, we will evaluate opportunities to selectively form collaborative alliances to expand our capabilities and product offerings into other therapeutic areas and potentially accelerate the development and commercialization of our products. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

•	Expand our manufacturing capacity to support clinical trials and commercialization of VB-111

We currently manufacture clinical quantities of VB-111 at our facility in Israel and through a third party in the United States. We intend to construct a large-scale manufacturing facility in Israel that will enable us to manufacture commercial quantities of VB-111, if it receives regulatory approval, and potentially other product candidates.

Our current chief executive officer, Dror Harats, M.D., and our current chief scientific officer, Jacob George, M.D., founded our company in 2000 based on more than 15 years of prior research in atherosclerosis, vascular biology and lipid metabolism. We have assembled an experienced team with extensive drug development capabilities.

Risks That We Face

You should carefully consider the risks described under the “Risk Factors” section beginning on page 12. Some of these risks are:

•	we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future;

•	our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern;

•

we currently depend heavily on the success of our lead products, VB-111 and VB-201. If we fail to successfully develop, obtain regulatory approval for and commercialize VB-111 for rGBM and VB-201 for psoriasis and for ulcerative colitis, independently or in cooperation with a third-party collaborator, or if we experience significant delays in doing so, it would compromise our ability to generate revenue and become profitable;

•	our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval;

•	we may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities;

•

we expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and pre-clinical and clinical testing, and these third parties may not perform satisfactorily;

•

the commercial success of any current or future product candidate, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community; and

•	we expect to be classified as a passive foreign investment company for U.S. income tax purposes, and our U.S. shareholders may suffer adverse tax consequences as a result.

These and other risks described in this prospectus could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment.

Our Corporate Information

The legal name of our company is Vascular Biogenics Ltd. and we conduct business under the name VBL Therapeutics. We were incorporated in Israel on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, we changed our name to Vascular Biogenics Ltd. Our registered and principal office is located at 6 Jonathan Netanyahu St., Or Yehuda, Israel 60376. Our service agent in the United States is located at c/o CT Corporation System, 111 8th Avenue, New York, New York 10011 and our telephone number is 972-3-6346450. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Vascular Biogenics” design logo, “VBL Therapeutics,” “Vascular Targeting System,” “VTS,” “Lecinoxoids,” “VB-111,” “VB-201,” “VB-211” and other trademarks or service marks of Vascular Biogenics Ltd. appearing in this prospectus are the property of Vascular Biogenics Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “®” and “™” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Our website address is www.vblrx.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

The Offering

Issuer	Vascular Biogenics Ltd.

Ordinary shares offered	ordinary shares

Ordinary shares to be outstanding immediately after this offering	ordinary shares

Underwriters’ option to purchase additional shares	ordinary shares

Offering price	$ per ordinary share

Proposed NASDAQ Global Market symbol	“VBLX”

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full, based upon an assumed initial public offering price of $ per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering to fund the clinical development of VB-111 and VB-201, the pre-clinical and early clinical development of follow-on Lecinoxoid product candidates, the construction of our VB-111 manufacturing facility in Israel and for working capital and general corporate purposes, including funding the costs of operating as a public company. See “Use of Proceeds” for additional information.

Tax considerations	Because we have no current revenue-producing operations, we expect to be treated as a passive foreign investment company, or PFIC, for our current taxable year and possibly thereafter. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. See “Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.

The number of ordinary shares to be outstanding after this offering is based on 3,070,736 ordinary shares outstanding on an as-converted basis as of December 31, 2013 and excludes:

•	364,959 ordinary shares issuable upon the exercise of share options and warrants outstanding as of December 31, 2013 at a weighted average exercise price of $11.13 per share; and

•	89,606 additional ordinary shares reserved for future issuance of share options and other share-based awards under our equity incentive plans.

Except as otherwise indicated, the information in this prospectus:

•	gives effect to the conversion of our convertible loan into Series D-1 preferred shares prior to the closing of this offering;

•

gives effect to the conversion of all of our outstanding preferred shares, including those issued upon conversion of our convertible loan, into an aggregate of 2,750,466 ordinary shares, which will occur immediately prior to the closing of this offering;

•	gives effect to the issuance of 76,217 ordinary shares immediately prior to the closing of this offering pursuant to anti-dilution rights;

•	assumes no exercise of options or warrants after December 31, 2013;

•	gives effect to a -for- share split of our ordinary shares by way of an issuance of bonus shares for each ordinary share prior to the completion of this offering; and

•	assumes no exercise by the underwriters of their option to acquire up to an additional ordinary shares in this offering.

Summary Financial Data

The following tables summarize certain financial data for our business. You should read the following summary financial data in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

We derived the statement of comprehensive loss data for the years ended December 31, 2012 and 2013 and the statement of financial position data as of December 31, 2013 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2012	2013
	(in thousands, except per-share data)
Statement of comprehensive loss data:
Research and development expenses, net	$10,572		$13,508
General and administrative expenses	1,897		2,452

Operating loss	12,469		15,960

Financial income	(295)		(240)
Financial expenses:
Loss from change in fair value of convertible loan	-		1,638
Other financial expenses	51		12

Financial expenses (income), net	(244)		1,410

Loss	$12,225		$17,370

Loss per ordinary share, basic and diluted (1)	$50.09		$71.17

Weighted average ordinary shares outstanding, basic and diluted (1)

Pro forma loss per share attributable to ordinary shareholders, basic and diluted (unaudited) (1)		$

Pro forma weighted average ordinary shares outstanding, basic and diluted (unaudited) (1)

(1)	See Note 13 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share and the calculation of basic and diluted pro forma loss per share attributable to ordinary shareholders.

The following table presents our statement of financial position data:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of our convertible loan into Series D-1 preferred shares, (ii) the conversion of all of our outstanding preferred shares, including those issued upon conversion of the convertible loan, into 2,750,466 ordinary shares, which will occur immediately prior to the closing of this offering, (iii) the issuance of 76,217 ordinary shares immediately prior to the closing of this offering pursuant to certain anti-dilution rights set forth in our articles of association, and (iv) the adoption of our amended and restated articles of association adopted prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                  ordinary shares in this offering at an assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Statement of financial position data:
Cash and cash equivalents and short-term bank deposits	$10,871	$10,871	$
Total assets	11,827	11,827
Total liabilities	35,410	4,371
Total equity (capital deficiency)	(23,583)	7,456

The pro forma and pro forma as adjusted information above is illustrative only, and our financial position following the completion of this offering will depend on the actual initial public offering price and other terms of our initial public offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted total amount of each of cash and cash equivalents and short-term bank deposits, additional paid in capital, total equity (capital deficiency) and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) those same amounts by $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including our financial statements and related notes thereto, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a clinical-stage biotechnology company, and we have not yet generated any revenue. We have incurred losses in each year since our inception in 2000, including net losses of $12.2 million and $17.4 million for the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $109.8 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from governmental agencies. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. We have not completed pivotal clinical trials for any product candidate and it will be several years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and pre-clinical and clinical development of our product candidates;

•	expand the scope of our current clinical trials for our product candidates;

•	initiate additional pre-clinical, clinical or other studies for our product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	further develop the manufacturing process for our product candidates;

•

establish a manufacturing facility for our product candidates in Israel as a second source facility and as part of our efforts to comply with the Law for Encouragement of Industrial Research and Development—1984, and the rules and regulations promulgated thereunder, or the Research Law, and any related grant approval letter;

•	change or add additional manufacturers or suppliers;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•

make milestone or other payments under any in-license or other intellectual property related agreements, including our agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. and our license from Crucell Holland B.V., or Crucell, and any other licensing arrangements we may enter into the future;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

The net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our share price to decline.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

We have not commercialized any products or generated any revenue since our inception. We have incurred operating losses in each year since our inception. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, for the year ended December 31, 2013, our independent registered public accounting firm has issued its report on our financial statements and has expressed substantial doubt about our ability to continue as a going concern. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve and we successfully commercialize our product candidates, including VB-111 and VB-201. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations, such as the proceeds from this offering. The perception that we might be unable to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, obtain the regulatory approvals of, and commercialize our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Our ability to generate future revenues from product sales depends heavily on our success in:

•	completing research and pre-clinical and clinical development of our product candidates;

•	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	developing a sustainable, scalable, reproducible, and transferable manufacturing process for our product candidates;

•

establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and the market demand for our product candidates, if approved;

•

launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

•	addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	identifying and validating new product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing VB-111 for rGBM, thyroid cancer and ovarian cancer, and VB-201 for psoriasis and ulcerative colitis. We intend to advance these current clinical product candidates through clinical development and other product candidates through pre-clinical and clinical development. Developing pharmaceutical products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials.

As of December 31, 2013, our cash and cash equivalents and short-term bank deposits were $10.9 million. We estimate that the net proceeds from this offering will be approximately $        million, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We estimate that these net proceeds, together with our existing cash, cash equivalents and short-term bank deposits, will be sufficient to fund our operations for at least the next             months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

We have received and may continue to receive Israeli governmental grants to assist in the funding of our research and development activities. If we lose our funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results.

Since 2001, we have received an aggregate of $14.6 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS. The requirements and restrictions for such grants are found in the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2013, the balance of the principal and interest in respect of our commitments for future payments to the OCS totaled approximately $17.1 million. As of December 31, 2013, we had not paid any royalties to the OCS. As part of funding our current and planned product development activities, we plan to submit follow-up grant applications totaling between $1.5 million and $3.0 million for 2014 and 2015.

These grants have funded some of our personnel, development activities with subcontractors and other research and development costs and expenses. However, if these awards are not funded in their entirety or if new grants are not awarded in the future, due to, for example, OCS budget constraints or governmental policy decisions, our ability to fund future research and development and implement technological improvements would be impaired, which would negatively impact our ability to develop our product candidates. For example, in August 2012, the OCS rejected our Lecinoxoid project application due to budgetary constraints and their view of the status of our Lecinoxoid program at that time.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through the grants that we have received from the OCS. We, therefore, must comply with the requirements of the Research Law.

Under the Research Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Overview—Research and Development Expenses” for additional information.

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the OCS-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the OCS Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the OCS, the amount of time that has elapsed between the date on which the know-how or the related intellectual property rights were transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the OCS, and our failure to comply with this requirement could result in criminal liability.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2012 and December 31, 2013, we recorded grants totaling $2.4 million and $0.6 million from the OCS, respectively. The grants represented 18% and 4%, respectively, of our gross research and development expenditures for the years ended December 31, 2012 and December 31, 2013. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

Risks Related to the Discovery and Development of Our Product Candidates

We currently depend heavily on the future success of our lead product candidates, VB-111 and VB-201. Any failure to successfully develop, obtain regulatory approval for and commercialize VB-111 for rGBM, and VB-201 for psoriasis and for ulcerative colitis, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of VB-111 for rGBM, for which we are completing our Phase 2 clinical trial and intend to commence a Phase 3 pivotal trial, and VB-201 for psoriasis and ulcerative colitis for which we are currently in Phase 2 clinical trials. Our ability to generate product revenue from our product candidates depends heavily on the successful development and commercialization of our products, which, in turn, depends on several factors, including the following:

•	our ability to continue and support two distinct and separate platform technologies and programs;

•	successfully completing our ongoing and future trials of VB-111 for rGBM and of VB-201 for psoriasis and ulcerative colitis;

•

demonstrating that VB-111 for rGBM and VB-201 for psoriasis and ulcerative colitis are safe and effective at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

•

establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the development of a large scale manufacturing process and adequate facilities or being able to conduct such manufacturing ourselves;

•	establishing a facility in Israel as a second source for the manufacture of commercial quantities of VB-111, if approved;

•	establishing successful sales and marketing arrangements for VB-111 and VB-201, if approved;

•	maintaining an acceptable safety and efficacy profile for each of VB-111 and VB-201;

•	the availability of coverage and reimbursement to patients from healthcare payors for VB-111 and VB-201, if approved; and

•	other risks described in these “Risk Factors.”

Our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval.

We have concentrated our product research and development efforts on our two distinct platform technologies, and our future success depends on the successful development of these technologies. We could experience development problems in the future related to our technologies, which could cause significant delays or unanticipated costs, and we may not be able to solve such development problems. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, if we decide to do so, which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of the FDA, the EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Approvals by the FDA may not be indicative of what the EMA or other regulatory agencies may require for approval, and vice versa.

Regulatory requirements governing pharmaceutical products have changed frequently and may continue to change in the future. Also, before a clinical trial can begin at an institution funded by the U.S. National Institutes of Health, or the NIH, that institution’s institutional review board, or IRB, and its Institutional Biosafety Committee will have to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of pharmaceutical products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

These regulatory agencies and review committees and the new requirements and guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory groups, and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could impair our ability to generate product revenue and to become profitable.

We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our clinical trials, which could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials, and we may experience similar delays in the future. If patients are unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology or pharmaceutical industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

•	severity of the disease under investigation;

•	design of the trial protocol;

•	size of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under study;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

In particular, VB-111 for rGBM is intended for a rare disorder with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials will further limit the pool of available trial participants. Additionally, the process of finding and diagnosing patients may prove costly.

We plan to seek initial marketing approval in Europe in addition to the United States. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the EMA or other foreign regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with contract research organizations, or CROs, and physicians;

•	different standards for the conduct of clinical trials;

•	our inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials.

In addition, patients enrolled in our clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. The discontinuation of patients in any one of our trials may cause us to delay or abandon our clinical trial, or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product candidate.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

We are currently in Phase 2 clinical trials for VB-111 for rGBM and VB-201 for psoriasis and ulcerative colitis. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in obtaining required IRB approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials including in particular for those trials for rare diseases such as rGBM;

•	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

Any inability to successfully complete pre-clinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	fail to obtain, or be delayed in obtaining, marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	need to change the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS, or modified REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our product candidates.

Side effects may occur following treatment with our product candidates, which could make it more difficult for our product candidates to receive regulatory approval.

Treatment with our product candidates may cause side effects or adverse events. In addition, since our product candidates are in some cases administered in combination with other therapies, patients or clinical trial participants may experience side effects or other adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials. Additionally, our product candidates could potentially cause other adverse events that have not yet been predicted. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or the severity of the medical condition treated. The experience of side effects and adverse events in our clinical trials could make it more difficult to achieve regulatory approval of our product candidates or, if approved, could negatively impact the market acceptance of such products.

Success in early clinical trials may not be indicative of results obtained in later trials.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

The FDA may not agree to consider a single Phase 3 trial to be a pivotal trial sufficient for the approval of VB-111 for rGBM. Moreover, even if we reach agreement with the FDA on an SPA relating to our proposed pivotal Phase 3 clinical trial of VB-111 for rGBM, this agreement does not guarantee any particular outcome with respect to regulatory review of the pivotal trial or with respect to regulatory approval of VB-111.

The FDA normally requires two pivotal clinical trials to approve a biologic or drug product. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless it is, among other things, well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory trial would be practically or ethically impossible. We intend to seek an SPA from the FDA for a single pivotal trial for VB-111 for rGBM. However, there can be no guarantee that we and the FDA will agree to the terms of an SPA that would permit us to conduct a single pivotal trial. Even if we reach agreement with the FDA on an SPA and even if we believe that the data from the pivotal Phase 3 clinical trial are supportive, an SPA is not a guarantee of approval, and we cannot be certain that the design of, or data collected from, the pivotal Phase 3 clinical trial will be adequate to demonstrate the safety, purity and potency of VB-111 for the potential treatment of rGBM, or will otherwise be sufficient to support FDA or any foreign regulatory approvals.

Further, an SPA is not binding on the FDA if public health concerns unrecognized at the time the SPA is entered into become evident, other new scientific concerns regarding product safety or efficacy arise, or if we fail to comply with the agreed upon trial protocol. In addition, an SPA may be changed on written agreement of both parties, and the FDA retains significant latitude and discretion in interpreting the terms of an SPA and the data and results of clinical trials conducted under an SPA. Therefore, even if we agree to the terms of an SPA with the FDA, significant uncertainty would remain regarding the clinical development of, and regulatory approval process for, VB-111 for rGBM, and it is possible that we might never receive any regulatory approvals for VB-111.

The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and the EMA may require us to conduct additional clinical trials, or evaluate subjects for an additional follow-up period.

It is possible that, even if we achieve favorable results in our clinical trials, the FDA may require us to conduct additional clinical trials, possibly involving a larger sample size or a different clinical trial design, particularly if the FDA does not find the results from our completed clinical trials to be sufficiently persuasive to support a Biologics License Application, or BLA, or a New Drug Application, or NDA. For example, because the dose we used in our Phase 2 trial was limited by our production capacity, the dose of VB-111 that we intend to use in our Phase 3 pivotal trial may not be the maximum efficacious dose. If the FDA requires data on higher doses of VB-111, this will likely delay development or prevent approval of VB-111 for rGBM. The FDA may also require that we conduct a longer follow-up period of subjects treated with our product candidates prior to accepting our BLA or NDA.

It is possible that the FDA or the EMA may not consider the results of our clinical trials to be sufficient for approval of our product candidates for their target indications. For example, our current Phase 2 clinical trials of VB-201 are being conducted solely in the European Union and Israel, and the population studied in the clinical programs may not be sufficiently broad or representative to predict safety or efficacy in the full population for which we eventually may conduct Phase 3 development, including in the United States. If the FDA or the EMA requires additional studies for this or other reasons, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, it is possible that the FDA and the EMA may have divergent opinions on the elements necessary for a successful BLA or NDA and Marketing Authorization Application, which is the equivalent of a BLA, respectively, which may cause us to alter our development, regulatory or commercialization strategies.

Even if we complete the necessary pre-clinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a more narrow indication than we expect.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment candidates.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening disease or condition and the drug demonstrates the potential to address unmet medical needs for this disease or condition, the drug sponsor may apply for FDA fast track designation. If fast track designation is obtained, the FDA may initiate review of sections of a new drug application, or NDA, before the application is complete. This “rolling review” is available if the applicant provides, and the FDA approves, a schedule for submission of the individual sections of the application.

We have received fast track designation from the FDA for VB-111 for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. We may seek fast track designation for other product candidates and other indications. Even though we have received fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the expedited review procedures or that we will ultimately obtain regulatory approval of VB-111.

Even though we have obtained orphan drug designation for VB-111 for treatment of malignant glioma in the United States and glioma in Europe, we may not be able to obtain orphan drug exclusivity for this drug or for any of our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. For VB-111, we have obtained orphan drug designation from the FDA for the treatment of malignant glioma and the EMA for the treatment of glioma, and we may seek orphan drug designation for other drug candidates.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug for the same use or indication for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

Even if we obtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, and adherence to commitments made in the BLA or NDA as the case may be. If we or a regulatory agency discover previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or NDA or supplements to a BLA or NDA submitted by us for other indications or new drug products;

•	seize our product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenues.

We have only limited experience in regulatory affairs and intend to rely on consultants and other third parties for regulatory matters, which may affect our ability or the time we require to obtain necessary regulatory approvals.

We have limited experience in filing and prosecuting the applications necessary to gain regulatory approvals for drug and biologics candidates. Moreover, the product candidates that are likely to result from our development programs are based on new technologies that have not been extensively tested in humans. The regulatory requirements governing these types of product candidates may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any products that we develop. We intend to rely on independent consultants for purposes of our regulatory compliance and product development and approvals in the United States and elsewhere. Any failure by our consultants to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements could compromise our ability to develop and seek regulatory approval of our product candidates.

In addition to the level of commercial success of our product candidates, if approved, our future prospects are also dependent on our ability to successfully develop a pipeline of additional product candidates, and we may not be successful in our efforts in using our platform technologies to identify or discover additional product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our two platform technologies. Although we have two product candidates currently in clinical development, our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

Risks Related to Our Reliance on Third Parties

We expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and pre-clinical and clinical testing, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our product manufacturing, protocol development, research and pre-clinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to these items.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it could delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols. For example, for product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our Investigational New Drug, or IND, enabling studies and clinical trials are conducted in accordance with the study plan and protocols.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the pre-clinical studies and clinical trials required to support future IND submissions and approval of our product candidates.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

We currently have relationships with a limited number of suppliers for the manufacturing of our product candidates. Each supplier may require licenses to manufacture components of our product candidates or to utilize certain processes for the manufacture of our product candidates. If such components or licenses are not owned by the supplier or in the public domain, we may be unable to transfer or sublicense the intellectual property rights we may have with respect to such activities.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA or NDA, as applicable, on a timely basis and must adhere to the FDA’s good laboratory practices, or GLP, and cGMP regulations enforced by the FDA through its facilities inspection program. Our contract manufacturer for VB-111 has not produced a commercially approved product based on viral vectors and therefore has not yet obtained the requisite FDA approvals to do so. Our facilities and controls and the facilities and controls of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated controls for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or our product specifications or if a violation of applicable regulations, including a failure to comply with the product specifications, occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval.

Additionally, if supply from one approved manufacturer is interrupted, there could be a significant disruption in commercial supply. An alternative manufacturer would need to be qualified through a BLA or NDA supplement which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

We expect to rely on third parties to conduct, supervise and monitor our clinical trials, and if these third parties perform in an unsatisfactory manner, it may harm our business.

We expect to rely on CROs and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only some aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific requirements and standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of IND-enabling studies and clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA enforces these GCPs through periodic inspections of study sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our product candidates. Recruitment may be challenging in the event of rare diseases and may require the performance of trials in a significant number of sites which may be harder to monitor. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and nonclinical programs. These

CROs may also have relationships with other commercial entities, including parties developing potentially competitive products, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates. As a result, the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We also expect to rely on other third parties to store and distribute our product candidates for any clinical trials that we may conduct. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to manufacture our product candidates, and because we collaborate with various organizations and academic institutions on the advancement of our technology, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections in our product candidates.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.

Our development of VB-111 for the treatment of rGBM relies upon the continued availability of bevacizumab for the treatment of rGBM, and any interruption in availability or supply of bevacizumab, or negative results concerning the use of bevacizumab in rGBM or otherwise, may delay our planned Phase 3 clinical trial or, if approved, adversely affect commercial utilization of VB-111.

Our planned Phase 3 trial of VB-111 for the treatment of rGBM is designed for use of VB-111 in combination with bevacizumab. Any shortage in supply of bevacizumab or any change in its availability for use in patients with rGBM would delay enrollment or completion of our planned Phase 3 trial, or if approved, adversely affect commercial utilization of VB-111. We have no control over the availability of bevacizumab, which is a sole source product and which may encounter manufacturing or other problems that adversely affect its availability. While bevacizumab is standard of care treatment for rGBM in the United States, cost and other factors have adversely impacted its availability elsewhere, and may similarly adversely impact the availability of VB-111 to be investigated or used in combination with bevacizumab. Clinical trials of bevacizumab in rGBM have achieved mixed results, and any negative future clinical results for bevacizumab in rGBM may undermine the reliability of our current Phase 3 trial design and require that we revise our development program and conduct additional trials, or prevent us from obtaining approval for VB-111 for use in combination with bevacizumab.

Risks Related to Commercialization of Our Product Candidates

We intend to rely on third-party manufacturers to produce commercial quantities of any of our product candidates that receives regulatory approval, but we have not entered into binding agreements with any such manufacturers to support commercialization. Additionally, these manufacturers do not have experience producing our product candidates at commercial levels and may not achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates or established facilities in the desired locations to support commercialization of our product candidates. Although we intend to rely on third-party manufacturers for commercialization, we have only entered into agreements with such manufacturers to assist in the scaling up of the manufacturing process of VB-111 and to support our clinical trials for VB-201. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities on commercially reasonable terms, which agreements will further be required to comply with the restrictions imposed under the Research Law.

We may encounter technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds. Although we currently have process development and small-scale manufacturing capabilities for VB-111 internally and for VB-201 through third parties, we do not have the capacity to manufacture our product candidates on a commercial scale. In addition, our product candidates are novel, and no manufacturer currently has the experience or ability to produce our product candidates at commercial levels. If we are unable to engage manufacturing partners to produce our product candidates on a larger scale on reasonable terms, our commercialization efforts will be harmed.

Even if we timely develop a manufacturing process and successfully transfer it to the third-party manufacturers of our product candidates, if such third-party manufacturers are unable to produce the necessary quantities of our product candidates, or in compliance with cGMP or with pertinent regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our product candidates, if approved, may be impaired.

In addition, any significant disruption in our supplier relationships could harm our business. We source key materials from third parties, either directly through agreements with suppliers or indirectly through our manufacturers who have agreements with suppliers. There are a small number of suppliers for certain key materials that are used to manufacture our product candidates. Such suppliers may not sell these key materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these key materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these key materials.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our product candidates that obtain regulatory approval, we may be unable to generate any revenue.

We have no experience selling and marketing our product candidates or any other products. To successfully commercialize any products that may result from our development programs and obtain regulatory approval, we will need to develop these capabilities, either on our own or with others. We may seek to enter into collaborations with other entities to utilize their marketing and distribution capabilities, but we may be unable to do so on favorable terms, if at all. If any future collaborative partners do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies or successfully commercialize any of our product candidates.

We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are more advanced or effective than ours, which could impair our ability to successfully commercialize our product candidates.

We are engaged in pharmaceutical development, which is a rapidly changing field. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions.

Many of our potential competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our potential competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than us. Additionally, technologies developed by others may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

In particular, VB-111 may face competition from currently approved drugs and drug candidates under development by others to treat rGBM. In May 2009, the FDA granted accelerated approval to Avastin (bevacizumab), which is an angiogenesis inhibitor, to treat patients with rGBM at progression after standard first-line therapy. In addition to bevacizumab, a number of companies are conducting late-stage clinical trials to test targeted drugs focused on angiogenesis inhibition for the treatment of ovarian cancer, including, among others, Amgen’s trebananib, Boehringer Ingelheim’s nintedanib and GlaxoSmithKline’s Votrient.

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, we may face competition from biosimilars. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an FDA-approved biological product. This pathway could allow competitors to reference data from biological products already approved after 12 years from the time of approval. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to market a biosimilar until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences. Expiration or successful challenge of our applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired.

In addition, although VB-111 has been granted orphan drug status by the FDA and EMA for a specified indication, there are limitations to the exclusivity. In the United States, the exclusivity period for orphan drugs is seven years, while pediatric exclusivity adds six months to any existing patents or exclusivity periods. In Europe, orphan drugs may be able to obtain 10 years of marketing exclusivity and up to an additional two years on the basis of qualifying pediatric studies. However, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria. Additionally, a marketing authorization holder may lose its orphan exclusivity if it consents to a second orphan drug application or cannot supply enough drug. Orphan drug exclusivity also can be lost when a second applicant demonstrates its drug is “clinically superior” to the original orphan drug.

Finally, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity or scope of patents relating to other parties’ products. The availability of other parties’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Since some of our product candidates are aimed for rare diseases, loss of exclusivity or competition as described above may be very significant in light of the limited size of the relevant market.

The commercial success of any current or future product candidate, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Even if we obtain the requisite regulatory approvals, the commercial success of our product candidates will depend in part on the medical community, patients, and third-party payors accepting our product candidates as medically useful, cost-effective, and safe. Any product that we bring to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of these product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments;

•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	the prevalence and severity of any side effects resulting from the procedure by which our product candidates are administered;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party insurance coverage or reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in pre-clinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of the product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

A variety of risks associated with international operations could hurt our business.

If any of our product candidates are approved for commercialization, it is our current intention to market them on a worldwide basis, either alone or in collaboration with others. In addition, we conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

•	different regulatory requirements for approval of drugs and biologics in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our product candidates that are approved could limit our ability to market those products and compromise our ability to generate revenue.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries.

The intended use of a drug product by a physician can also affect pricing. For example, CMS could initiate a National Coverage Determination administrative procedure, by which the agency determines which uses of a therapeutic product would and would not be reimbursable under Medicare. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries is likely to put pressure on the pricing and usage of any of our product candidates that are approved for marketing. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs, resulting in legislation and reforms such as the Patient Protection and Affordable Care Act of 2010, may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

The prescription for or promotion of off-label uses of our products by physicians could adversely affect our business.

Any regulatory approval of our products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA or similar authorities in other jurisdictions. In addition, any new indication for an approved product also requires regulatory approval. If we produce an approved therapeutic product, we will rely on physicians to prescribe and administer it as we have directed and for the indications described on the labeling. It is not, however, uncommon for physicians to prescribe medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s directions. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, off-label uses may cause a decline in our revenue or potential revenue, to the extent that there is a difference between the prices of our product for different indications.

Furthermore, while physicians may choose to prescribe our drugs for off-label uses, our ability to promote the products is limited to those indications that are specifically approved by the FDA or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies with respect to off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

Due to the small target patient populations for some of our product candidates, we face uncertainty related to pricing and reimbursement for these product candidates.

Some of our target patient populations for our initial product candidates are relatively small, as a result of which the pricing and reimbursement of our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products.

Risks Related to Our Business Operations

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on principal members of our executive team listed under “Management” in this prospectus, including Prof. Dror Harats, our chief executive officer, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in pre-clinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives.

Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with medical experts, chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in our clinical trials could be restricted or eliminated.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 1, 2014, we had 32 employees. As we mature and undertake the activities required to advance our product candidates into later stage clinical development and to operate as a public company, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates;

•	decreased demand for our product candidates, if approved for commercial sale; and

•	impairment of our ability to obtain product liability insurance coverage.

We carry combined public and products liability (including human clinical trials extension) insurance of $5.0 million per occurrence and $5.0 million aggregate limit. We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may not be able to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

Patients with the diseases targeted by some of our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our product candidate, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may harm our reputation, delay our regulatory approval process, limit the type of regulatory approvals our product candidates receive or maintain, and compromise the market acceptance of any of our product candidates that receive regulatory approval. As a result of these factors, a product liability claim, even if successfully defended, could hurt our business and impair our ability to generate revenue.

If our existing manufacturing facility is damaged or destroyed, or production at this facility is otherwise interrupted, our business and prospects would be negatively affected.

We currently have a single, small-scale manufacturing facility in Israel. If our existing manufacturing facility, or the equipment in it, is damaged or destroyed, we likely would not be able to quickly or inexpensively replace our manufacturing capacity and possibly would not be able to replace it at all. Any new facility needed to replace our existing manufacturing facility would need to comply with the necessary regulatory requirements, and be tailored to our manufacturing requirements and processes. We would need FDA approval before using any product candidates manufactured at a new facility in clinical trials or selling any products that are ultimately approved. Such an event could delay our clinical trials or, if any of our product candidates are approved by the FDA, reduce or eliminate our product sales.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

If our shipping capabilities become unavailable due to an accident, an act of terrorism, a labor strike or other similar event, our supply, production and distribution processes could be disrupted.

Some of our raw materials for the manufacturing of VB-111, and VB-111 itself, must be transported at a temperature controlled cold chain at temperatures varying between -4 degrees Celsius to -70 degrees Celsius (25 to -94 degrees Fahrenheit) to ensure their quality and vitality. Not all shipping or distribution channels are equipped to transport at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, an act of terrorism, a labor strike or other similar event, we may experience disruptions in our continued supply of raw materials, delays in our production process or a reduction in our ability to distribute our therapeutics to our customers.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and The Nasdaq Global Market have imposed various requirements on public companies. Recent legislation permits smaller “emerging growth companies” to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage. While compliance with these additional requirements will result in increased costs to us, we cannot accurately predict or estimate at this time the amount of additional costs we may incur as a public company under both U.S. and Israeli laws.

We are subject to foreign currency exchange risk, and fluctuations between the U.S. dollar and the NIS, the Euro and other non-U.S. currencies may negatively affect our earnings and results of operations.

We operate in a number of different currencies. While the dollar is our functional and reporting currency and investments in our share capital have been denominated in dollars, our financial results may be adversely affected by fluctuations in currency exchange rates as a significant portion of our operating expenses, including our salary-related and manufacturing expenses are denominated in the NIS, and a significant portion of our clinical trials and manufacturing expenses are denominated in euros.

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS increased in 2012 and decreased in 2013. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

Risks Related to Our Intellectual Property

We depend on our license agreement with Crucell and if we cannot meet requirements under such license agreement, we could lose the rights to our products, which could have a material adverse effect on our business.

VB-111 incorporates an adenoviral vector as the delivery vehicle based on our rights under a license agreement with Crucell. If we fail to meet our obligations under this license agreement, including various diligence, milestone payment, royalty and other obligations, Crucell has the right to terminate our license, and upon the effective date of such termination, our right to use the licensed technology would terminate. We may enter into additional agreements in the future with Crucell that may impose similar obligations on us. While we would expect to exercise all rights and remedies available to us, including attempting to cure any breach by us, and otherwise seek to preserve our rights under the patents and other technology licensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. Any uncured, material breach under the license agreement could result in our loss of rights and may lead to a complete termination of our product development and any commercialization efforts for the applicable product candidates since there are currently no significant similar alternatives on the market.

If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to obtain exclusivity for our product candidates or prevent others from developing similar competitive products.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope, which may result in the patent claims being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

If the patent applications we hold or have in-licensed with respect to our programs or product candidates fail to issue, if the breadth or strength of our patent protection is threatened, or if our patent portfolio fails to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates and threaten our ability to commercialize future products. Several patent applications covering our product candidates have been filed recently. We cannot offer any assurances about which, if any, applications will issue as patents, the breadth of any such issued patent claims or whether any issued claims will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by a third party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic medications. This risk is material in light of the length of the development process of our products and lifespan of our current patent portfolio.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the U.S. Patent and Trademark Office, or U.S. PTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may not be successful in obtaining or maintaining necessary rights to pharmaceutical product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have rights to the intellectual property, through licenses from Crucell and under patents that we own, to develop our product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

We may enter into license agreements with third parties, and if we fail to comply with our obligations in such agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates.

In many cases, patent prosecution of our in-licensed technology is controlled solely by the licensor. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In some cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the trading price of our ordinary shares.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. PTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, were enacted March 16, 2013. However, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Certain of our key employees and personnel are or were previously employed at universities, medical institutions or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Furthermore, universities or medical institutions who employ some of our key employees and personnel in parallel to their engagement by us may claim that intellectual property developed by such person is owned by the respective academic or medical institution under the respective institution intellectual property policy or applicable law.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this remuneration nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may have to in the future, ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications will be due to be paid to the U.S. PTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The U.S. PTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant may contend that the patent covering our product candidate is invalid, unenforceable or fails to cover the product candidate or the infringing product. In patent litigation in the United States, defendants commonly allege that asserted patent claims are invalid and unenforceable. Grounds for a validity challenge could be an alleged failure to meet one or more of several statutory requirements, including lack of novelty, obviousness, lack of written description, indefiniteness and non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, amendments to our patent claims or statements being made on the record such that our claims may no longer be construed to cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity, unenforceability or non infringement, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in some situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We have not yet registered trademarks for a commercial trade name for our product candidates and failure to secure such registrations could adversely affect our business.

We have not yet registered trademarks for a commercial trade name for our product candidates. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. PTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Potential competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, if approved, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

Risks Related to This Offering and Ownership of Our Ordinary Shares

The market price of our ordinary shares may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our ordinary shares. An active trading market for our ordinary shares may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our ordinary shares is not active. The initial public offering price for the shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market.

The market price of our ordinary shares is likely to be volatile. Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in pre-clinical studies or clinical trials;

•	reports of adverse events in other similar products or clinical trials of such products;

•	inability to obtain additional funding;

•	any delay in filing an IND or BLA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or BLA;

•	failure to develop successfully and commercialize our product candidates for the proposed indications and future product candidates for other indications or new candidates;

•	failure to maintain our licensing arrangements or enter into strategic collaborations;

•	failure by us or our licensors and strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions, including by the OCS under the Research Law;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we may provide to the public;

•	failure to meet or exceed the financial expectations of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our ordinary shares by us or our shareholders in the future; and

•	trading volume of our ordinary shares.

In addition, companies trading in the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant control over matters subject to shareholder approval.

As of December 31, 2013, our executive officers, directors, five percent shareholders and their affiliates beneficially own approximately 82.4% of our voting shares and, upon closing of this offering, that same group will beneficially own approximately     % of our outstanding voting shares. Therefore, even after this offering, these shareholders will have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

We are an “emerging growth company” and a “foreign private issuer,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

Furthermore, as a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting companies. See “Management—Corporate Governance Practices” for more information.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these reduced requirements. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the pro forma book value of your shares.

Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma book value per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $        per share, based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, and our pro forma net tangible book value as of December 31, 2013. Further, based on these assumptions, investors purchasing ordinary shares in this offering will contribute approximately     % of the total amount invested by shareholders since our inception, but will own only approximately    % of the ordinary shares outstanding.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of share options granted to our employees. In addition, as of December 31, 2013, options and warrants to purchase 364,959 ordinary shares at a weighted average exercise price of $11.13 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market after this offering, the market price of our ordinary shares could decline significantly. Based upon the number of our ordinary shares, on an as-converted basis, outstanding as of December 31, 2013, upon the closing of this offering, we will have outstanding a total of                ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, as of the date of this prospectus, approximately        million ordinary shares, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current shareholders do not purchase shares in this offering. Substantially all of the remaining shares will be available for sale in the public market beginning 180 days from the date of this prospectus following the expiration of lock-up agreements between our executive officers, directors, shareholders and option holders and the underwriters. Deutsche Bank

Securities Inc. and Wells Fargo Securities LLC may, however, in their discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements expire, based upon the number of ordinary shares, on an as-converted basis, outstanding as of December 31, 2013, up to an additional                ordinary shares will be eligible for sale in the public market,                 of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of December 31, 2013, ordinary shares that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

After this offering, the holders of 2,750,466 ordinary shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these shareholders could have a material adverse effect on the market price of our ordinary shares.

Future sales and issuances of our ordinary shares or rights to purchase ordinary shares, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Pursuant to our Share Ownership and Option Plan adopted in 2011, or the 2011 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors and consultants. Currently, we plan to register the increased number of shares available for issuance under the 2011 Plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our shareholders may experience additional dilution, which could cause our share price to fall.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our shares.

We have never declared or paid any cash dividends on our share capital. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

If equity research analysts do not publish research reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if we do not obtain research analyst coverage, or one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Risks Related to Our Incorporation and Operations in Israel

We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association to be effective upon the closing of this offering will provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of the 33 1/3% of the issued share capital requirement. We may in the future elect to follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on The NASDAQ Global Market) with regard to other matters, as well, such as the formation of compensation, nominating and governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The NASDAQ Global Market may provide less protection to you than what is accorded to investors under the NASDAQ Stock Market rules applicable to domestic U.S. issuers. See “Management—Corporate Governance Practices” for more information.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Potential political, economic and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely affect our results of operations.

We are incorporated under Israeli law and our offices and operations are located in the State of Israel. In addition, our key employees, officers and all but two of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Since October 2000, there have been increasing occurrences of terrorist violence. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in October 2000 and has continued with varying levels of severity. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon up to 50 miles into Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In

November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel. Our insurance policies do not cover us for the damages incurred in connection with these conflicts or for any resulting disruption in our operations. The Israeli government, as a matter of law, provides coverage for the reinstatement value of direct damages that are caused by terrorist attacks or acts of war; however, the government may cease providing such coverage or the coverage might not be enough to cover potential damages. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected.

In addition, since the end of 2010, numerous acts of protest and civil unrest have taken place in several countries in the Middle East and North Africa, many of which involved significant violence. The civil unrest in Egypt, which borders Israel, resulted in the resignation of its president Hosni Mubarak, and to significant changes to the country’s government. In Syria, also bordering Israel, a civil war is continuing to take place. The ultimate effect of these developments on the political and security situation in the Middle East and on Israel’s position within the region is not clear at this time. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development and adversely affect our share price. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2013, we had 32 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we would be eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. In order to remain eligible for the tax benefits for “Benefited Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, we informed the Israeli Tax Authority of our choice of 2012 as a “Benefited Enterprise” election year, all under the Investment Law. The benefits available to us under this tax regulation are subject to the fulfillment of conditions stipulated in the regulation. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 26.5% for 2014 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We were incorporated in Israel, and our corporate headquarters and substantially all of our operations are located in Israel. All of our executive officers and all but two of our directors, and the Israeli experts named in this prospectus, are located in Israel. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations. See “Management—Approval of Related Party Transactions Under Israeli Law—Shareholders’ Duties.”

Provisions of Israeli law and our amended and restated articles of association, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders.

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Share Capital — Acquisitions under Israeli Law” for additional information.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Certain U.S. shareholders may be subject to adverse tax consequences if we are characterized as “Controlled Foreign Corporation.”

Each “Ten Percent Shareholder” in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a U.S. person (as defined by the U.S. Internal Revenue Code of 1986, as amended), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain.

We do not believe that we were a CFC for the taxable year ended December 31, 2013 or that we are currently a CFC. It is possible, however, that following this offering, a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of our company, cause us to be treated as a CFC for U.S. federal income tax purposes. We believe that immediately following this offering certain of our shareholders are Ten Percent Shareholders for U.S. federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. federal income tax consequences of becoming a Ten Percent Shareholder in a CFC.

We expect to be classified as a passive foreign investment company, and our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our status as a PFIC may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Since PFIC status depends on the composition of our income and the composition and value of our assets (which, assuming we are not a CFC for the year being tested, may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, because we had no revenue-producing operations, we believe that we were a PFIC for our 2013 taxable year. Unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may,” “potential,” “continue,” or the negative of these terms, and similar expressions intended to identify future events or outcomes indicate such forward-looking statements. Not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include statements about:

•	the initiation, timing, progress and results of our pre-clinical and clinical trials, and our research and development programs;

•	our expectations about the availability of data from our clinical trials;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our plans for future trials;

•	our ability to manufacture our product candidates in sufficient quantities for clinical trials;

•	the timing or likelihood of regulatory filings and approvals;

•	the commercialization of our product candidates, if approved;

•	potential advantages of our product candidates;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to develop and commercialize additional product candidates based on our platform technologies;

•	our business strategy;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to establish and maintain collaborations and the benefits of such collaborations;

•	our ability to maintain our level of grant funding or obtain additional grant funding;

•	developments relating to our competitors and our industry; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

Forward-looking statements speak only as of the date of this prospectus. You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part,

completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our issuance and sale of                  ordinary shares will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional ordinary shares in full, based upon an assumed initial public offering price of $        per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ordinary shares. We expect to use the net proceeds from this offering as follows:

•	approximately $ million to fund clinical development costs of VB-111;

•	approximately $ million to fund development costs of VB-201;

•	approximately $ million for pre-clinical and early clinical development of follow-on Lecinoxoid product candidates;

•	approximately $ million for costs associated with the construction of our VB-111 manufacturing facility;

•

approximately $         million, representing 1% of the proceeds of this offering, to satisfy a payment obligation triggered upon our initial public offering pursuant to an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd.; and

•	the remainder for working capital and general corporate purposes, including funding the costs of operating as a public company.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents and short-term investments, we estimate that such funds will be sufficient to enable us to submit a BLA for VB-111 in rGBM, to complete our Phase 2 clinical trial for VB-111 in thyroid cancer, to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer, to complete our Phase 2 clinical trials for VB-201 in psoriasis and ulcerative colitis, and to complete Phase 1 clinical trials for at least one of our other Lecinoxoid product candidates.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research and development efforts, the progress of our clinical trials, our operating costs and capital expenditures and the other factors described under “Risk Factors” in this prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering, and we reserve the right to change the allocation of the net proceeds among the uses described above.

Pending these uses, we intend to invest the net proceeds from the offering in investment-grade, interest-bearing instruments, securities or certificates of deposit.

DIVIDEND POLICY

We do not have any present plan to pay dividends on our ordinary shares. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation of our business. Additionally, our ability to pay dividends on our ordinary shares is limited by restrictions under the terms of the agreements governing our indebtedness and under Israeli law. See “Description of Share Capital—Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term bank deposits and capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of our convertible loan into Series D-1 preferred shares, (ii) the conversion of all of our outstanding preferred shares, including those issued upon conversion of the convertible loan, into 2,750,466 ordinary shares, which will occur immediately prior to the closing of this offering, (iii) the issuance of 76,217 ordinary shares immediately prior to the closing of this offering pursuant to certain anti-dilution rights set forth in our articles of association and (iv) the adoption of our amended and restated articles of association prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                  ordinary shares in this offering at an assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents and short-term bank deposits	$10,871	$10,871

Convertible loan	$31,039	$—

Equity (capital deficiency):
Ordinary shares, NIS 0.01 par value per share; 2,044,005 shares authorized, actual; shares authorized pro forma and pro forma as adjusted; 244,053 shares issued and outstanding, actual; 3,070,736 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1	8
Preferred shares, NIS 0.01 par value per share; 2,955,995 shares authorized, actual; 2,237,678 shares issued and outstanding, actual; no shares authorized issued or outstanding, pro forma and pro forma as adjusted	7	—
Other comprehensive income	29	29
Additional paid-in capital	86,133	117,172
Accumulated deficit	(109,753)	(109,753)

Total equity (capital deficiency)	(23,583)	7,456

Total capitalization	$7,456	$7,456

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted total amount of each of cash and cash equivalents and short-term bank deposits, additional paid in capital, total equity (capital deficiency) and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) those same amounts by $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares shown as outstanding in the table above is based on 3,070,736 ordinary shares outstanding on an as-converted basis as of December 31, 2013 and excludes:

•	364,959 ordinary shares issuable upon the exercise of share options and warrants outstanding as of December 31, 2013 at a weighted average exercise price of $11.13 per share; and

•	89,606 additional ordinary shares reserved for future issuance of share options and other share-based awards under our equity incentive plans.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our ordinary shares.

As of December 31, 2013, our net tangible book value (deficit) was $         million, or $         per share. On a pro forma basis, after giving effect to the conversion of our convertible loan into preferred shares, and the conversion of all of our outstanding preferred shares, including those issued upon conversion of the convertible loan, into ordinary shares, which will occur immediately prior to the closing of this offering, our pro forma net tangible book value (deficit) would have been $         million, or $         per share.

After giving further effect to our issuance and sale of                  ordinary shares in this offering at an assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $         million, or $         per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$

Net tangible book value (deficit) per share as of December 31, 2013	$
Decrease in net tangible book value per share attributable to the conversion of our convertible loan and our outstanding preferred shares
Pro forma net tangible book value (deficit) per share before this offering

Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering, and increase (decrease) the dilution to investors participating in the offering, by approximately $         per share, assuming in each case that the assumed initial public offering price remains the same.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase in pro forma net tangible book value to existing shareholders of $         per share and an immediate dilution in pro forma net tangible book value of $         per share to new investors.

The following table summarizes, as of December 31, 2013, on the pro forma as adjusted basis as described above, the number of our ordinary shares, the total consideration and the average price per share paid to us by existing shareholders and to be paid by new investors acquiring our ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Acquired			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

The number of shares shown as outstanding in the table and the discussion above is based on 3,070,736 ordinary shares outstanding on an as-converted basis as of December 31, 2013 and excludes:

•	364,959 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013 at a weighted average exercise price of $11.13 per share; and

•	89,606 additional ordinary shares reserved for future issuance of share options and other share-based awards under our equity incentive plans.

To the extent that options or warrants are exercised, new options or other share-based awards are issued under our equity incentive plans, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included elsewhere in this prospectus.

The statement of comprehensive loss data for the years ended December 31, 2012 and 2013 and the statement of financial position data as of December 31, 2012 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2012	2013
	(in thousands except per share data)
Statement of comprehensive loss data:
Research and development expenses, net	$10,572		$13,508
General and administrative expenses	1,897		2,452

Operating loss	12,469		15,960

Financial income	(295)		(240)
Financial expenses:
Loss from change in fair value of convertible loan	-		1,638
Other financial expenses	51		12

Financial expenses (income), net	(244)		1,410

Loss	$12,225		$17,370

Loss per ordinary share, basic and diluted (1)	$50.09		$71.17

Weighted average ordinary shares outstanding, basic and diluted (1)

Pro forma loss per share attributable to ordinary shareholders, basic and diluted (unaudited) (1)		$

Pro forma weighted average ordinary shares outstanding, basic and diluted (unaudited) (1)

(1)	See Note 13 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share and the calculation of basic and diluted pro forma loss per share attributable to ordinary shareholders.

	December 31,
	2012	2013
	(in thousands)
Statement of financial position data:
Cash and cash equivalents and short-term bank deposits	$13,959	$10,871
Total assets	15,224	11,827
Total liabilities	2,552	35,410
Total equity (capital deficiency)	12,672	(23,583)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly those under “Risk Factors.”

Our audited financial statements as of December 31, 2012 and 2013 and for each of the two years ended on those dates have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

Overview

We are a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. Our clinical pipeline is based on two distinct, proprietary platform technologies that leverage the body’s natural physiologic and genetic regulatory elements. To date, we have developed two programs based on these platforms—an oncology program and an anti-inflammatory program. Our lead product candidate from our oncology program, VB-111, is a gene-based biologic that we are initially developing for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following a treatment with standard chemotherapy and radiation; we have also received orphan drug designation in both the United States and Europe. We intend to begin a Phase 3 pivotal trial for VB-111 in rGBM in the second half of 2014. Our lead product candidate from our anti-inflammatory program, VB-201, is an oral small molecule we are currently evaluating in Phase 2 clinical trials for psoriasis and for ulcerative colitis. We expect final results from these Phase 2 clinical trials in the first half of 2015.

Our oncology program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. We believe this technology will allow us to develop product candidates for multiple oncology indications. Our anti-inflammatory program is based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. We believe our two distinct platform technologies provide us with an opportunity to develop a diversified portfolio of product candidates targeting both orphan indications and large markets.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan and grants from the Israeli Office of Chief Scientist, or OCS, under the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue. Since our inception and through December 31, 2013, we have raised an aggregate of $123.1 million to fund our operations, of which $98.5 million was from sales of our equity securities, $14.6 million from OCS grants and $10.0 million from the convertible loan.

Since inception, we have incurred significant losses. For the years ended December 31, 2012 and 2013, our loss was $12.2 million and $17.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2013, we had an accumulated deficit of $109.8 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2013, we had cash, cash equivalents and short-term bank deposits of $10.9 million. To fund further operations, we will need to raise capital in addition to the net proceeds of this offering. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

As of December 31, 2013, we had 32 employees. Our operations are located in a single facility in Or Yehuda, Israel.

Financial Overview

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

•	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

•	expenses incurred in operating our laboratories and small-scale manufacturing facility;

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

•	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

•	supply, development and manufacturing costs relating to clinical trial materials;

•	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

•	costs associated with pre-clinical and clinical activities and regulatory compliance.

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our platform technologies and product candidates.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2012 and 2013, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the OCS as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest as of December 31, 2013, totaled $17.1 million. As of December 31, 2013, we had not paid any royalties to the OCS.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Research Law that continue to apply following repayment to the OCS. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the OCS. If we fail to comply with the Research Law, we may be subject to criminal charges.

Under applicable accounting rules, the grants from the OCS have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions, such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

We anticipate that our general and administrative expenses will increase following the completion of this offering due to many factors, the most significant of which include increased expenses related to legal and accounting services associated with maintaining compliance with NASDAQ listing rules and SEC requirements as a result of becoming a publicly traded company, such as increased legal and accounting services, stock registration and printing fees, addition of new headcount to support compliance and communication needs, and increased insurance premiums.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits.

Since July 2013, as a result of our convertible loan, financial expenses primarily consist of gains and losses resulting from the re-measurement of our convertible loan liability. We will continue to record adjustments to the estimated fair value of the convertible loan liability until it is exercised, expires or is converted into our ordinary shares upon the earlier to occur of May 16, 2014 or the completion of a liquidity event, including the completion of this offering, after which we will no longer record any related periodic fair value adjustments.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2013 of $102 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options to purchase our ordinary shares. The fair value of the services received in exchange for the grant of the options is recognized as an expense in our statements of comprehensive loss and is carried to additional paid-in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our share-based awards to employees, directors and service providers using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

The following table summarizes the weighted average assumptions we have used in our Black-Scholes calculations for the years ended December 31, 2012 and December 31, 2013:

	Year ended December 31,
	2012	2013
Employee share options:
Risk-free interest rate	1.76%	2.62%
Expected dividend yield	0%	0%
Expected volatility	68.6%	69.0%
Expected term (years)	9	9

The following table summarizes the allocation of our share compensation expense:

	Year ended December 31,
	2012	2013
	(in thousands)
Research and development	$246	$122
General and administrative	219	372

Total	$465	$494

Option Pricing

As there has historically been no public market for our ordinary shares, in establishing the exercise prices of share options, our board of directors typically determined the fair value of our ordinary shares based on valuation estimates performed by management. With respect to options granted during 2011, 2012 and 2013, our board of directors established the terms of these awards in 2011, and it based the exercise prices of such options on its contemporaneous estimate of the fair value of our ordinary shares of $14.92 per share as of the date the terms of the awards were established. In March 2014, in connection with the preparation of our financial statements for the years ended December 31, 2012 and December 31, 2013, we retrospectively determined the fair values of our ordinary shares as of the respective dates that these options were granted for purposes of determining share-based compensation expense. The fair value per ordinary share as of September 30, 2013 declined from December 17, 2012 due to the dilutive effect of the issuance of the convertible loan, despite the fact that the total value of the company increased.

The following table presents the grant dates and related exercise prices of share options granted to our employees, consultants and members of our board of directors for the years ended December 31, 2012 and December 31, 2013, along with the corresponding exercise price for each grant and the fair value per share utilized to calculate share-based compensation expense.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Ordinary Share	Fair Value per Ordinary Share on Grant Date	Per Share Weighted Average Fair Value of Options
December 17, 2012	30,400	$14.92	$19.42	$14.68
September 30, 2013	30,850	14.92	18.68	11.39

Based upon the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of share options outstanding as of December 31, 2013 was $         million, of which $         million related to vested share options and $         million related to unvested share options and the aggregate intrinsic value of restricted shares outstanding as of December 31, 2013 was $0.

The valuation approach we elected to use to determine the fair value of our ordinary shares is the income approach. The income approach is based on the premise that the value of a security or asset equals the present value of the future earning capacity available for distribution to investors in the security or asset. We chose this approach based on the relatively early stage of our development consistent with guidance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

A commonly used methodology under the income approach is a discounted cash flow analysis. A discounted cash flow analysis involves forecasting the appropriate cash flow stream over an appropriate period of time and discounting it back to a present value at an appropriate discount rate. The discount rate considers the time value of money, inflation and the risk inherent in ownership of the asset or security interest being valued.

Once we determined the present value of our share capital, we allocated the value to the different classes of our share capital using the probability-weighted expected return method, or PWERM, based in part on the preference of each class. The PWERM is a scenario-based analysis based on potential future liquidity events, with an allocation of probabilities applied to each scenario, and discounted to present value. The three potential liquidity scenarios we used for this analysis were remaining as a private company, an initial public offering of our common shares and an acquisition of our company.

The following table summarizes the significant assumptions utilized for each of the valuation scenarios used to determine the fair value of our ordinary shares during the periods indicated below.

	Liquidity Scenario—grant of December 2012
	Private	Future IPO	M&A
Probability weighting	—	—	100%
Liquidity date	—	—	12/31/15
Volatility	—	—	69%
Risk-free interest rate	—	—	0.36%
Discount for lack of marketability	—	—	24%
Probability-weighted expected return methodology	—	—	$19.42

	Liquidity Scenario—grant of September 2013
	Private	Future IPO	M&A
Probability weighting	—	45%	55%
Liquidity date	—	6/30/14	9/30/16
Volatility	—	76.65%	68%
Risk-free interest rate	—	—	0.63%
Discount for lack of marketability	—	14.63%	24%
Probability-weighted expected return methodology	—	$18.28	$19.02

Following this offering, the fair value of our ordinary shares will be determined based on the closing price of our ordinary shares on the NASDAQ Global Market.

Convertible Loan

The convertible loan contains an embedded derivative (the conversion option). We designated the entire loan, including the conversion option as a liability at fair value through profit or loss, which means that we recognize increases or decreases in the fair value of this liability from period to period in our statement of comprehensive loss. The convertible loan agreement was entered into with shareholders and related parties, and its value is higher than the consideration we received. We prepared a valuation of the fair value of the convertible loan. The valuation included estimations of volatility, the risk free interest rate and the value of the shares into which the loan is convertible, using the binomial model. The difference, as of July 1, 2013, between the fair value and the principal amount of the convertible loan was charged to additional paid-in capital within equity. The change in the fair value from July 1, 2013 to December 31, 2013 was charged to the statement of comprehensive loss. For more detail, see Note 8 to our financial statements.

Results of Operations

Comparison of Years Ended December 31, 2012 and 2013

	Year ended December 31,		Increase (Decrease)
	2012	2013	$	%
	(in thousands)
Expenses:
Research and development, gross	$12,942	$14,107	$1,165	9%
Government grants	$(2,370)	$(599)	$1,771	75

Research and development, net	$10,572	$13,508	$2,936	28
General and administrative	1,897	2,452	555	29

Operating loss	12,469	15,960	3,491	28
Financial expense (income), net	(244)	1,410	1,654	nm

Loss	$12,225	$17,370	$5,145	42

nm	= not meaningful

Research and development expenses, net.    Research and development expenses are shown net of OCS grants. Research and development expenses for the year ended December 31, 2013 were $13.5 million, compared to $10.6 million for the year ended December 31, 2012, an increase of $2.9 million, or 28%. The increase in research and development expense was primarily due to a $1.8 million reduction in the amount of OCS grants received in 2013, which totaled $0.6 million, as compared to $2.4 million received in 2012, because the OCS did not approve our Lecinoxoid project application for the period from May 2012 to April 2013, due to budgetary restraints and their view of the status of our Lecinoxoid program at that time. In August 2013, we applied for a grant for further development of the Lecinoxoid project for the period from August 2013 to July 2014, which was approved and is currently in progress. Additionally, there was an increase of $1.4 million in expenses for subcontractors and consultants, mainly due to a $0.9 million increase in our clinical trials and a $0.4 million increase in process scale-up costs for VB-111 in 2013 as compared to 2012; and an increase of $0.8 million in payroll and related expenses as the result of the recording of a $0.5 million bonus expense and $0.3 million of unfavorable currency exchange rates; all partially offset by lower expenses for legal services relating to intellectual property.

General and administrative expenses.    General and administrative expenses for the year ended December 31, 2013 were $2.5 million, compared to $1.9 million for the year ended December 31, 2012, an increase of $0.6 million, or 29%. The increase in general and administrative expense was primarily attributable to an increase of $0.4 million in expenses relating to higher employment costs in the form of bonuses and share-based compensation.

Financial expense (income), net.    Financial expense, net for the year ended December 31, 2013 was $1.4 million, compared to financial income, net of $0.2 million for the year ended December 31, 2012, an increase of $1.7 million, primarily attributable to the change in the fair value of the convertible loan since its closing on July 1, 2013 to the year end.

Liquidity and Capital Resources

Since our inception and through April 30, 2014, we have raised a total of $98.5 million from sales of our equity securities, $15.0 million from OCS grants and $10.0 million from the convertible loan. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We expect our cash, cash equivalents and short-term bank deposits, as of April 30, 2014, to be sufficient to fund our operations for approximately six months. In April 2014, we entered into a subscription agreement contemplating the issuance of Series E preferred shares. The closing of the Series E financing is expected to occur on May 15, 2014. We expect the additional cash from the planned Series E financing to allow us to finance our operations for at least until February 2015 and potentially longer, depending on the amount raised. Our ability to continue as a going concern will depend, in large part, on our ability to generate positive cash flow from operations and obtain additional financing, both of which are uncertain.

In its report accompanying our audited financial statements for the year ended December 31, 2013, included elsewhere in this prospectus, our independent registered accounting firm included an explanatory paragraph stating that our recurring losses from operations and lack of sufficient working capital raise substantial doubt as to our ability to continue as a going concern. A “going concern” opinion means, in general, that our independent registered public accounting firm has substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources, such as the proceeds from this offering. In addition, having a going concern qualification may make it less likely that investors or commercial banks will be willing to finance our operations. If we are unable to achieve these goals, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our financial statements, and it is likely that investors in this offering would lose all or a part of their investment.

Funding Requirements

Our product candidates are still in clinical development. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially as we:

•	continue to conduct clinical trials for our lead product candidates, VB-111 and VB-201;

•	continue our research and development efforts using our two platform technologies;

•	seek regulatory approval for our product candidates;

•	build a commercial manufacturing facility for our products in Israel; and

•	operate as a public company.

At December 31, 2013, we had cash, cash equivalents and short-term bank deposits totaling $10.9 million and working capital of $7.1 million. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term bank deposits, will enable us to fund our operating expenses and capital expenditures requirements for at least          months. We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term bank deposits will be sufficient to enable us to submit a BLA for VB-111 in rGBM, to complete our Phase 2 clinical trial for VB-111 in thyroid cancer, to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer, to complete our Phase 2 clinical trials for VB-201 in psoriasis and ulcerative colitis, and to complete Phase 1 clinical trials for at least one of our other Lecinoxoid product candidates. We anticipate that completing the Phase 3 clinical trial for VB-111 in rGBM and Phase 2 clinical trials for VB-201 in psoriasis and ulcerative colitis will involve direct costs of approximately $28.0 to $30.0 million. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of VB-111 and VB-201, and the extent to which we may enter into collaborations with third parties for development of these or other product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111, VB-201 and our other product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of VB-111, VB-201 and any other product candidates we may pursue;

•	the costs of future development activities, including clinical trials, for VB-111, VB-201 and any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market VB-111, VB-201 and any other product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2012	2013
	(in thousands)
Cash used in operating activities	$(13,008)	$(13,129)
Cash provided by investing activities	6,541	6,478
Cash provided by financing activities	—	10,000

Net (decrease) increase in cash and cash equivalents	$(6,467)	$3,349

Operating Activities

Cash used in operating activities for the year ended December 31, 2013 was $13.1 million and consisted primarily of net loss of $17.4 million arising primarily from research and development activities, partially offset by net aggregate non-cash charges of $2.2 million and a net reduction of working capital of $2.0 million.

Cash used in operating activities for the year ended December 31, 2012 was $13.0 million and consisted primarily of net loss of $12.2 million in addition to a $1.6 million increase of working capital, partially offset by net aggregate noncash charges of $0.3 million and interest received of $0.4 million.

Investing Activities

Net cash provided by investing activities was $6.5 million for each of the years ended December 31, 2012 and 2013. This was primarily due to maturation of short-term bank deposits.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2013 was the result of the receipt of $10.0 million from the convertible loan.

No cash was generated by financing activities for the year ended December 31, 2012.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of December 31, 2013 that will affect our future liquidity:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands)
Purchase obligations to CROs	$4,100	$3,000	$1,100	$—	$—
Licenses	394	138	256	—	—
Operating Leases	650	350	300	—	—

Total	$5,144	$3,488	$1,656	$—	$—

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statement of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

•

Agreement with Tel Hashomer.    On February 3, 2013, we entered into an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd., or Tel Hashomer, a private company whose purpose is to promote the welfare of the Sheba Medical Center, or the Hospital, and Prof. Dror Harats, our chief executive officer. The agreement with Tel Hashomer resolved claims of the Hospital regarding the ownership of certain inventions and patent rights owned by us and developed in part by Prof. Harats and other inventors who were engaged by us and by the Hospital in parallel. The agreement provided us with a waiver of rights by the Hospital and Tel Hashomer in connection with intellectual property developed by these inventors prior to the date of the agreement. In consideration for the waiver, we undertook to pay 1% of any net sales of any product covered by the intellectual property covered under the agreement, which includes all of our current product candidates, and 2% of any consideration that we receive for granting a license or similar rights to this intellectual property. Such amounts will be recorded as part of our cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering, such as this offering, we are required to pay to Tel Hashomer 1% of the proceeds received by us or our shareholders as the case may be. Payment obligations under the agreement are capped by the amount of NIS 100 million ($29 million), excluding amounts previously paid as royalties on account of any net sales. Such amounts will be recorded in our statement of comprehensive loss as research and development expenses.

•

Agreement with Crucell.    On April 15, 2011, we entered into a Commercial License Agreement with Crucell Holland B.V., or Crucell, for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

—

an annual license fee of €100,000 ($137,000), continuing until the termination of the agreement, which will occur the later of 10 years from the first commercial sale of VB-111 or the expiration date of the last related patent, or the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Crucell;

—	a milestone payment of €400,000 ($550,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

—	tiered unlimited and uncapped royalties of 2.0% to 0.5% on net sales of VB-111.

•

Participation by the OCS.    We receive grants from the OCS, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the OCS, as of December 31, 2013, totaled approximately $14.6 million and the balance of the principal and interest in respect of our commitments for future payments to the OCS totaled approximately $17.1 million. As of December 31, 2013, we had not paid any royalties to the OCS.

On July 1, 2013, we entered into a convertible loan agreement with some of our shareholders and related parties. This agreement provided for the infusion of an aggregate amount of $10 million in the form of a convertible loan to bridge our cash needs until a financing is achieved. The convertible loan is denominated in U.S. dollars and bears an annual interest rate of 10%. The principal of the loan will automatically convert on May 16, 2014 into 256,394 Series D-1 preferred shares, or, if we complete a financing round prior to that date in which we issue a new series of preferred shares that meet specified conditions, the convertible loan will convert automatically into the new series of preferred shares at a discount to the price paid by the investors averaging 22.7%.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 40% of our expenses are denominated in New Israeli Shekels and 10% in Euros. Changes of 5% and 10% in the US$/NIS or the US$/Euro exchange rate will increase or decrease the operation expenses by up to 2% and 4.5%, respectively.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period
Year ended December 31, 2012	2.4%
Year ended December 31, 2013	7.5%

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

IFRS 9 “Financial Instruments” is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial assets and hedge accounting continues to apply. The 2013 amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. We have not yet assessed the full impact of the standard.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. Our clinical pipeline is based on two distinct, proprietary platform technologies that leverage the body’s natural physiologic and genetic regulatory elements. To date, we have developed two programs based on these platforms—an oncology program and an anti-inflammatory program. Our lead product candidate from our oncology program, VB-111, is a gene-based biologic that we are initially developing for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. We intend to begin a Phase 3 pivotal trial for VB-111 in rGBM in the second half of 2014. Our lead product candidate from our anti-inflammatory program, VB-201, is an oral small molecule we are currently evaluating in Phase 2 clinical trials for psoriasis and for ulcerative colitis. We expect final results from these Phase 2 clinical trials in the first half of 2015.

Our oncology program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications. Our anti-inflammatory program is based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. We believe our two distinct platform technologies provide us with an opportunity to develop a diversified portfolio of product candidates targeting both large markets and orphan indications.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. Food and Drug Administration, or FDA, has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. We are currently discussing a special protocol assessment, or SPA, with the FDA pursuant to which we intend to begin a Phase 3 pivotal trial of VB-111 in rGBM during the second half of 2014. In addition, we are conducting a Phase 2 clinical trial of VB-111 in thyroid cancer and a Phase 1/2 clinical trial in ovarian cancer in combination with paclitaxel, a chemotherapeutic agent commonly used to treat ovarian cancer. To date, we have studied VB-111 in over 130 patients and have observed it to be well-tolerated. We have been granted composition of matter patents that, together with orphan drug designations in both the United States and Europe, we believe will provide exclusivity for VB-111, if approved for marketing, until at least 2027.

Our lead anti-inflammatory product candidate, VB-201, focuses on modifying the body’s immune-mediated native inflammatory response. We are currently evaluating VB-201 in patients with psoriasis and those with ulcerative colitis. We have recently completed an exploratory double-blind, placebo-controlled Phase 2 trial designed to evaluate safety and establish dosage of VB-201 in patients with psoriasis. In this trial, VB-201 was well-tolerated and met secondary efficacy endpoints, showing statistically significant improvements in multiple measures of disease severity. While the trial did not meet its primary efficacy endpoint, we believe this may have been due to the short treatment duration and low dosing levels of the trial. We are now conducting a multi-center, randomized, double-blind Phase 2 clinical trial to evaluate the safety and efficacy of VB-201 in patients with moderate to severe psoriasis. We are also conducting a Phase 2 trial of VB-201 in ulcerative colitis as a randomized, double-blind, placebo-controlled trial with 24 weeks of daily oral administration of VB-201. As of March 1, 2014, we had studied VB-201 in over 400 patients and had observed it to be well-tolerated. VB-201 is covered by an issued U.S. composition of matter patent until at least 2027.

We plan to leverage our VTS and Lecinoxoid platforms to develop additional therapeutics. For example, we are conducting pre-clinical studies of additional potential product candidates based on our VTS platform technology. We have also identified additional Lecinoxoid derivatives that may have increased efficacy or specificity compared to VB-201 and which we believe may have potential for additional inflammatory indications.

Our current chief executive officer, Dror Harats, M.D., and our current chief scientific officer, Jacob George, M.D. founded our company in 2000 based on more than 15 years of prior research in atherosclerosis, vascular biology and lipid metabolism. We have assembled a highly experienced team with extensive drug development capabilities.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary VTS and Lecinoxoid platform technologies for oncology, anti-inflammatory and other indications. We intend to achieve this goal by pursuing the following strategies:

•	Pursue regulatory approval for our lead oncology compound, VB-111, for rGBM

We intend to commence a Phase 3 pivotal trial of VB-111 for rGBM in the second half of 2014. We intend to conduct the trial under an SPA, which we are currently discussing with the FDA, and expect to complete the trial by the end of 2016, with data available in the first half of 2017. If we receive positive data from this trial, we plan to submit a Biologics License Application, or BLA, to the FDA seeking approval of VB-111 for the treatment of rGBM in the United States in the first half of 2017.

•	Advance development of VB-201 for psoriasis and ulcerative colitis

We will continue to advance the development of our lead anti-inflammatory product candidate, VB-201. We are currently conducting Phase 2 clinical trials of VB-201 for psoriasis and for ulcerative colitis. We expect final results from each of these trials in the first half of 2015. If the results are positive, we plan to commence Phase 3 clinical trials for both indications either independently or in collaboration with a third party.

•	Expand indications for VB-111 and VB-201

We believe VB-111 has the potential for applications in other solid tumors in addition to rGBM. We are therefore conducting clinical trials in both thyroid and ovarian cancer. We may also pursue expansion of the treatment indication of VB-111 in glioblastoma beyond recurrent cases to include newly diagnosed cases if clinical data support such expansion.

We also believe there are other potential applications for VB-201 to treat inflammatory diseases beyond psoriasis and ulcerative colitis. We intend to explore applications in auto-immune inflammatory diseases such as Crohn’s disease, atherosclerosis, multiple sclerosis and rheumatoid arthritis.

•	Leverage our two distinct platform technologies to develop therapeutics targeting a broad range of diseases

In addition to expanding the indications for our current lead compounds, we intend to explore the development of other compounds derived from our VTS and Lecinoxoid platform technologies. For example, we intend to continue our development of a compound generated through our VTS platform technology that we have initially targeted at ischemia-related indications. In addition, we intend to advance other Lecinoxoid derivatives that may demonstrate pre-clinical evidence of activity in various inflammatory and inflammatory-derived conditions such as fibrosis.

•	Selectively enter into licensing and collaboration arrangements to supplement our internal development capabilities

As we advance our pipeline of compounds, we will evaluate opportunities to selectively form collaborative alliances to expand our capabilities and product offerings into other therapeutic areas and potentially accelerate the development and commercialization of our products. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

•	Expand our manufacturing capacity to support clinical trials and commercialization of VB-111

We currently manufacture clinical quantities of VB-111 at our facility in Israel and through a third party in the United States. We intend to construct a large-scale manufacturing facility in Israel that would enable us to manufacture commercial quantities of VB-111, if it receives regulatory approval, and potentially other product candidates.

Our Product Candidates and Technology

Our VTS and Lecinoxoid platform technologies have enabled us to advance multiple and diverse product candidates in pre-clinical and clinical development. The following table summarizes our product candidate pipeline from each of our two platform technologies:

Our VTS Platform

Overview

Our innovative, proprietary VTS platform technology enables systemic administration of gene therapy to either destroy or promote angiogenic blood vessels. VTS is both tissue- and condition-specific, allowing for targeted and limited gene expression in endothelial cells, the thin layer of cells that lines the interior surface of blood vessels undergoing angiogenesis.

Our VTS platform technology comprises three components, a viral vector, a promoter and a transgene:

1.	Viral vector—a modified virus that is used as a delivery vehicle to distribute the promoter and the transgene throughout the body.

2.	Promoter—our proprietary, genetically modified promoter, called PPE-1-3X, that specifically targets the endothelial cells of angiogenic blood vessels. When present in these cells, the promoter initiates the expression of the transgene.

3.	Transgene— a genetic sequence designed to yield a specific biologic effect, the expression of which is directed by PPE-1-3X. The particular transgene will vary depending on the therapeutic objectives of the product candidate.

Once the gene therapy has reached the angiogenic blood vessels, the PPE-1-3X promoter activates expression of the transgene to produce a desired protein in the endothelial cells of those vessels. For oncology applications, the transgene selected is designed to destroy angiogenic blood vessels that feed solid tumors. For other potential applications, such as the treatment of ischemia, a different transgene can be selected that is designed to promote the development of angiogenic blood vessels instead of their destruction.

VB-111

We designed VB-111 to address oncology indications, specifically solid tumors, by selectively targeting the blood vessels required for tumor growth and encouraging the programmed cell-death process, or apoptosis, of cells in those blood vessels. VB-111 is administered intravenously. PPE-1-3X is activated specifically in angiogenic endothelial cells and regulates a transgene consisting of a combination of two gene sequences known as Fas and TNFR1. When expressed, the transgene produces a unique pro-apoptotic protein, the Fas-TNFR1 chimera, that interacts with a native inflammatory molecule, Tumor Necrosis Factor, or TNF-a, and results in the destruction of newly formed or immature blood vessels. When activated by PPE-1-3X, specifically in angiogenic endothelial cells, this combination enables VB-111 to reduce tumor growth in a highly targeted manner. In addition, our pre-clinical studies suggest that there may be a local immune inflammatory response to the presence of the viral vector and the Fas-TNFR1 chimera that may contribute to the efficacy of VB-111.

VB-111’s mechanism of action is illustrated below:

VB-111’s mechanism of action is independent of tumor-specific mutations, which we believe makes it less susceptible to resistance and, therefore, potentially applicable for a broader patient population than current therapies. We have conducted pre-clinical studies in animal models of lung cancer, colon cancer, thyroid cancer, rGBM and melanoma. Based on those studies, and clinical results to date, we believe that VB-111 has anti-angiogenic activity that may hold clinical promise and may be suitable for treatment of rGBM. We also decided to focus on rGBM as our first indication because we expect the rapid kinetics of this disease will enable us to accumulate clinical data in a short time and, therefore, may facilitate development of VB-111 for this and other indications.

VB-111 Clinical Programs

We initially studied VB-111 in a Phase 1 “all comers” trial involving patients with multiple types of advanced metastatic cancer. In that trial, VB-111 was well-tolerated and showed a dose-dependent extension in median overall survival across a range of tumor types. Based on these results, we decided to proceed with the development of VB-111 for the lead indication of rGBM, as well as to investigate VB-111 as a monotherapy for the treatment of thyroid cancer and, in combination with chemotherapy, for ovarian cancer. We have an open IND for VB-111 with the Office of Cellular, Tissue, and Gene Therapeutics within FDA’s Center for Biologics Evaluation and Research.

VB-111 for rGBM

Glioblastoma—Background

According to a study published in the New England Journal of Medicine in 2008, glioblastoma affects approximately 10,000 newly diagnosed people each year in the United States. It is a devastating, rapidly progressing tumor, with a median time from diagnosis to the patient’s death of 12 to 15 months. Glioblastoma primarily affects young adults.

In newly diagnosed glioblastoma, the standard of care consists of triple therapy—surgery, radiation and chemotherapy. Glioblastoma is difficult to treat due to several complicating factors. For example, in some cases, the location of the tumor makes it ineligible for surgery. In other cases, available therapies are limited due to neuro-toxicity, drug resistance, and difficulty in crossing the blood–brain barrier to act on the tumor. Even with triple therapy, virtually all patients suffer recurrence, typically within six to seven months of diagnosis.

When glioblastoma recurs, current first-line treatment consists of both symptomatic and palliative therapies. Symptomatic therapy for rGBM focuses on relieving symptoms and improving neurologic function. The primary symptomatic therapies are anticonvulsants and corticosteroids. Palliative treatment usually is conducted to improve quality of life and to achieve a longer survival time. It includes surgery, if possible, as the first stage, and then radiation therapy and chemotherapy in an effort to suppress and slow disease progression. In addition, in May 2009, the FDA granted accelerated approval to bevacizumab, which is an angiogenesis inhibitor, to treat patients with rGBM at progression after standard first-line therapy. Nevertheless, with currently available therapies, glioblastoma typically remains fatal within a very short period of time.

VB-111 was granted orphan designation for treatment of malignant glioma by the FDA, and for treatment of glioma in Europe. Glioblastoma is a subset of glioma.

Phase 2 Single-Arm Open-Label Multicenter Trial of VB-111 in Patients with rGBM

We are conducting an open-label Phase 2 trial in rGBM, which we originally initiated as an adaptive Phase 1/2 trial. The trial is intended to evaluate the safety and efficacy of VB-111, both by itself and in combination with bevacizumab. In this trial, patients are initially dosed with VB-111 alone. After disease progression on VB-111 alone, they receive a combination of VB-111 and bevacizumab. Disease progression is defined as a worsening of the patient’s cancer with an increase of at least 25% in the overall mass of measurable tumors, the appearance of new tumors, the worsening of non-measurable tumors since beginning of treatment, a need for an increased dose of corticosteroids or clinical deterioration. As of January 31, 2014, 56 patients had been treated with VB-111, 12 of whom received the combination of VB-111 with bevacizumab after progression on VB-111 alone.

We are conducting this trial in the United States and Israel as a dose-escalating trial to assess the safety, tolerability and efficacy of single or multiple doses of VB-111 in patients with rGBM. We initiated the trial as a single dose study. Following six or more months without progression, referred to as prolonged stability, or a decrease of 50% or more in the tumor size, referred to as partial response, in several patients after treatment with a single dose, and in some patients both prolonged stability and partial response, we amended the design of the trial to include multiple doses in combination with bevacizumab.

The primary efficacy endpoint of this trial is overall survival. Secondary efficacy endpoints are (1) progression free survival, which is the time interval from the initiation of treatment to the time the patient’s disease worsens or the patient dies, (2) event free survival, which is the time interval from the initiation of treatment to the time the patient’s disease worsens, the patient dies or the patient discontinues the trial due to toxicity, and (3) tumor response, which is the proportion of patients who have regression in the tumor size or stabilization of tumor growth according to standard imaging-based criteria known as the Revised Assessment in Neuro-Oncology, or RANO, criteria. Safety is assessed by monitoring adverse events and changes in vital signs through physical exams, electrocardiograms and analysis of laboratory results.

Patients were treated in four dose-escalating cohorts, ranging from 1x1012 to 1x1013 viral particles, or VPs, per 10 ml, with the highest dose, 1x1013 VPs, being considered the therapeutic dose, and amounts below this level being considered low doses. Dose-limiting toxicity was monitored at each dose level before introducing a higher dose.

For each cohort, the first patient was treated and monitored for a minimum of 28 days. If no dose-limiting toxicity was observed, another two patients were treated in that cohort. Once all three patients were observed for a minimum of 28 days without dose-limiting toxicity, the trial proceeded with continued dosing, if appropriate.

As of January 31, 2014, 56 patients had received VB-111 in this trial across four cohorts. Cohorts 1 and 2 enrolled three patients each at each of three escalating low doses, and no dose-limiting toxicities were observed. Cohort 3 enrolled 13 patients at a low dose, followed by Cohort 4, which, as of March 1, 2014, had enrolled 37 patients at multiple bi-monthly dosing with the therapeutic dose. All patients who remained stable at the time of the approval of our amended trial design are to receive bi-monthly doses of VB-111 at the therapeutic dose. Those patients who suffer disease progression after receiving VB-111 alone will be enrolled in the extension phase of the trial and will receive a combination dose of VB-111 with bevacizumab. Cohort 4 is continuing to recruit patients and will include up to 49 total patients, including up to 29 combination therapy patients. As of March 1, 2014, 12 patients who progressed on VB-111 alone continued to receive a combination of VB-111 with bevacizumab. There have been no dose-limiting toxicity concerns with the combination therapy. The graphic below illustrates the design of the trial.

Safety Profile

To date, we have observed no signs of significant safety issues in this trial. The most frequent individual adverse events have been flu-like symptoms, including fever and chills. These symptoms occurred on the day of treatment at approximately six hours after infusion, were transient, mostly resolved on the same day and were controlled with anti-fever medications.

As of March 1, 2014, 20 serious adverse events, or SAEs, had occurred among the 56 patients dosed. However, 11 of these were considered unrelated to VB-111. Four patients had a total of nine SAEs considered possibly related to VB-111 and one of these events occurred in a patient who had received combination therapy. The possible treatment-related SAEs included two cases of thrombosis, fever accompanied by worsening weakness, confusion post dosing and swelling around the tumor causing weakness, all of which resolved.

Interim Efficacy Assessment

In April 2013, we conducted an interim efficacy analysis of data from 28 patients in the trial, comparing 12 patients who received the therapeutic dose to 16 patients who received lower doses. We also compared them to outcomes reported in the published literature for patients receiving standard of care therapy in the United States at the time, which was bevacizumab. A key finding of this interim efficacy analysis was a statistically significant prolongation of time to tumor progression in patients receiving therapeutic doses of VB-111 compared to those receiving lower doses. We also observed objective tumor responses, which are defined as a reduction of 50% or greater in tumor dimensions according to the RANO criteria, in a larger proportion of the patients receiving the therapeutic dose than in patients receiving the lower doses. Additionally, the interim analysis showed statistically significant attenuation of tumor growth rate between the two groups, with greater stability over time in the size of the tumors in the therapeutic dose group compared to the lower dose group. The median overall survival for the patients who received the therapeutic dose was 12 months, which exceeded the reported median overall survival of patients receiving bevacizumab therapy by approximately three months.

In determining whether trial results are statistically significant, we measure “p-value,” which is a commonly accepted statistical measure that represents the probability that the difference that is observed between two treatment arms is due to random chance and is not actually related to the treatments being compared. It is commonly accepted that a p-value below 0.05, meaning there is less than a one-in-20 chance the difference is random, is considered to be statistically significant.

Tumor Growth Attenuation

The diagram below shows the change from baseline in the size of the tumor, measured with magnetic resonance imaging, or MRI, for patients who received at least one therapeutic dose of VB-111, compared to those receiving only lower doses. Each line in these charts represents the rate of tumor growth in one patient over time. Most patients who received a lower dose of VB-111 had a relatively rapid enlargement of tumors, whereas those receiving at least one therapeutic dose had relative stability in the size of tumors over time.

In order to detect a dose response, we conducted an analysis to compare the tumor growth rate between the low-dose and therapeutic-dose groups. The percent change from baseline of the size of the target tumor was calculated at each time point for each patient. As shown in the diagram below, the comparison yielded a statistically significant difference between tumor growth rates in the low dose compared to therapeutic dose groups, with a p-value of 0.0062.

Tumor Assessment—Percent Change from Baseline of 16 Patients who Received Low Dose of VB-111

Compared to 12 Patients who Received Therapeutic Dose of VB-111

Progression Free Survival

Progression free survival at six months was 25%, or three out of the 12 patients, in the therapeutic dose group compared to 0% of 16 patients in the low dose groups, with a p-value of 0.067. Median time to progression, or the time from initiation of therapy to disease progression, in the therapeutic dose group was 87 days, compared to 55 days among those receiving a lower dose, with a statistically significant p-value of 0.0096.

Overall Survival

Overall survival is considered the most meaningful efficacy endpoint for patients with rGBM. The 12 patients who received the therapeutic dose of VB-111 had a median overall survival of 12 months, which compares favorably with outcomes of the most favorable data reported in standard of care with bevacizumab for rGBM, which is approximately nine months. The outcomes of the high-dose VB-111 cohort also compared favorably with the 16 patients who received a lower dose of VB-111, which had median overall survival of approximately nine months.

Updated Interim Analysis of Overall Survival

By the end of 2013, 30 patients had been treated with the therapeutic dose of VB-111, including the original 12 patients who were included in the interim analysis described above. In November 2013, we performed an updated interim analysis of overall survival for 27 of these patients as well as the 16 lower dose patients. Like the first interim analysis, this updated analysis showed an increase in median overall survival to 12 months among patients receiving a therapeutic dose of VB-111, as compared to those receiving lower doses, as shown in the following graph:

Overall Survival of rGBM Patients who Received Low Doses of VB-111 Compared to Patients who Received Therapeutic Dose

Phase 1 “All Comers” Trial

We conducted our Phase 1 “all comers” clinical trial of VB-111 in the United States as an open-label, dose-escalating trial to assess the safety and pharmacokinetics and pharmacodynamics of VB-111 in 56 patients with advanced metastatic cancer. Pharmacokinetics refers to the process by which a drug is distributed and metabolized in the body and pharmacodynamics refers to the biochemical and physiological effects of a drug on the body. The trial was performed at multiple centers and was initiated as a single dose trial. Following prolonged stability, a partial response, or both, in several patients after treatment with a single dose, in order to further investigate the safety of repeat administrations of VB-111 at potentially efficacious doses, we enrolled patients into two additional dose cohorts who received multiple therapeutic doses of VB-111 in the two specific tumor types.

The primary objectives for this trial were to evaluate safety and to find the maximum tolerated dose or maximum feasible dose of VB-111. Secondary objectives of the trial were to assess the pharmacokinetic and pharmacodynamic profile of VB-111 and to document any clinical responses and evaluate any changes in biological indicators of angiogenesis that may have occurred in response to VB-111 treatment.

Patients were treated in seven dose-escalating single dose cohorts, ranging from low doses in Cohorts 1 through 6 to the therapeutic dose in Cohort 7, with dose-limiting toxicity monitoring at each dose level before introducing a higher dose. We closed recruitment for this trial in May 2013. However, there remain three active patients who continue to receive treatment. The most frequent tumor types were colorectal adenocarcinoma, renal cell carcinoma, carcinoid/neuroendocrine, non-small cell lung cancer, thyroid cancer, melanoma and sarcoma. All patients had tumors at an advanced stage and most had previously received multiple lines of tumor therapy. We observed statistically significant improved overall survival in the VB-111 therapeutic dose cohort as compared to other cohorts, with a p-value of 0.001, as shown in the graph below. In addition, there was a trend of improvement in the progression free survival rate in response to VB-111, with median time to progression of 31, 55 and 121 days, respectively, in Cohorts 1 through 5, Cohort 6 and Cohort 7.

Overall Survival in Single-Dose “All Comers” Trial

No signs of significant safety issues or treatment-related SAEs have occurred in any of the nine total cohorts and, therefore, the therapeutic dose level was not considered the maximum tolerated dose.

Development Plan for Phase 3 Clinical Trial of VB-111 for rGBM

In July 2013, we held an end-of-Phase 2 meeting with the FDA. We are now discussing an SPA with the FDA to establish the protocol for a Phase 3 pivotal trial of VB-111 for rGBM, which we intend to be a randomized, controlled, double-arm, open-label multi-center trial of VB-111, the primary endpoint of which we intend to be an increase in overall survival. We are in the process of recruiting sites and investigators for the Phase 3 trial, which is not contingent upon the conclusion of the ongoing Phase 2 trial in rGBM, and we expect that the trial will involve approximately 250 patients. We intend to commence the Phase 3 pivotal trial in the second half of 2014, and expect data to be available in the first half of 2017.

The FDA granted fast track designation for the investigation of VB-111 for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide and radiation. The graphic below illustrates the anticipated design of this trial.

Anticipated Design of Phase 3 pivotal trial for VB-111 in rGBM

VB-111 for Other Indications

Based on the results in the Phase 1 “all comers” clinical trial, we have advanced VB-111 into tumor specific, repeat-dose trials including an open-label Phase 2 clinical trial in thyroid cancer. We are conducting an additional, Phase 1/2 clinical trial in ovarian cancer, which combines VB-111 therapy with paclitaxel, a common chemotherapeutic agent used to treat ovarian cancer.

VB-111 for Thyroid Cancer

Thyroid cancer occurs in the thyroid gland, a hormone-producing organ at the base of the neck that regulates heart rate, blood pressure, body temperature and weight. According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases each year and an estimated 1,850 annual deaths as a result of the disease.

The type of treatment depends on the cancer cell type, tumor size and severity of the disease. First-line treatment is surgical removal of the thyroid gland, by thyroidectomy, with or without lymph node removal, and is recommended for most patients. Treatment with radioactive iodine after surgery to destroy any remaining thyroid tissue may be recommended for more advanced disease. If radioactive iodine is ineffective, other treatments are prescribed, such as radiation, percutaneous ethanol injection therapy and systemic chemotherapy.

VB-111 for Thyroid Cancer—Rationale

Our Phase 1 “all comers” trial described above included two patients with thyroid cancer, both of whom responded to VB-111 treatment. Responses included reduction in the tumor size in one patient, and in both patients a reduction in the blood levels of hormones secreted by these tumors, which correlates to the tumor size. These preliminary observations suggested that VB-111 may hold promise for treatment of thyroid cancer.

Phase 2 Clinical Trial of VB-111 in Thyroid Cancer

We are conducting a Phase 2 clinical trial in the United States as an open-label, dose-escalating trial to assess the safety and efficacy of single or multiple doses of VB-111 in patients with advanced, rapidly progressive differentiated thyroid cancer that is unresponsive to radioactive iodine.

This trial was initiated as a single dose trial, treating patients with a low dose of VB-111. Following prolonged stability, a partial response, or both, in several patients after treatment with a single dose, the trial protocol was amended to treat patients with multiple therapeutic doses of VB-111 until disease progression.

The primary objectives of this trial are (1) to evaluate the safety of single and multiple doses of VB-111 in patients with advanced differentiated thyroid cancer and (2) to evaluate the response to treatment with VB-111 in patients with advanced differentiated thyroid cancer. Additional exploratory objectives of this trial are to assess the pharmacokinetic and pharmacodynamic profile of VB-111 and to undertake exploratory evaluation of changes in biological indicators of cancer in response to VB-111 treatment.

The primary efficacy endpoints of this trial are (1) the proportion of patients who have achieved an objective response, which can be either a partial or complete response, to VB-111 up to six months after the initial dose, and (2) the proportion of patients with progression free survival at six months. Secondary efficacy endpoints include (1) the proportion of patients with stable disease, (2) objective response at six months after the initial dose of VB-111, (3) when clinically relevant, changes in thyroglobulin levels in response to treatment and (4) overall survival.

We expect this open-label trial will enroll approximately 20 patients who receive VB-111 every two months until disease progression. As of March 1, 2014, 17 patients had been enrolled. Preliminary results of this trial are expected in the second half of 2014. We may consider a controlled Phase 2 trial, depending on initial efficacy results.

VB-111 for Ovarian Cancer

In 2013, ovarian cancer was diagnosed in approximately 22,000 American women, according to the National Cancer Institute, and it is the leading cause of death for cancers of the female reproduction system, according to the U.S. Centers for Disease Control. The disease is often not diagnosed until it is advanced because it is difficult to detect at earlier stages. Treatment typically includes surgery and chemotherapy.

When initially diagnosed, the most prescribed chemotherapy drugs are carboplatin, cisplatin and paclitaxel. Ovarian cancer is usually treated with more than one medication or therapy, or combination therapy, to both promote efficacy and reduce toxicity.

In addition to Avastin, a number of companies are conducting clinical trials to test targeted drugs focused on angiogenesis inhibition for the treatment of ovarian cancer, including, among others, Amgen’s trebananib, Boehringer Ingelheim’s nintedanib and GlaxoSmithKline’s Votrient, but none have yet been approved in the United States or Europe.

VB-111 for Ovarian Cancer—Rationale

Clinical trials testing bevacizumab have demonstrated some improvement in progression free survival in women with high-risk advanced ovarian cancer, suggesting that anti-angiogenic therapy may be beneficial. To assess whether VB-111 could play a role in different combination regimens, by inducing either additive or synergistic affects, we conducted pre-clinical studies of VB-111 in combination with other anti-angiogenic drugs and different chemotherapies. In one study, the addition of VB-111 to paclitaxel chemotherapy increased anti-tumor activity, without increasing toxicity, which suggests that VB-111 may have an additive or synergistic effect when used in a combination therapy with paclitaxel.

Phase 1/2 Clinical Trial of VB-111 in Ovarian Cancer

We are conducting this Phase 1/2 clinical trial, which was investigator-initiated, as an open-label, dose-escalating trial to assess the safety and efficacy of bi-monthly doses of VB-111 in combination with weekly paclitaxel in patients with recurrent epithelial ovarian cancer.

Patients are treated in three dose-escalating cohorts, with dose-limiting toxicity monitoring at each dose level before introducing a higher dose.

The primary objectives of this trial are (1) to define toxicities of a limited number of doses, spanning anticipated effective doses, of VB-111 in combination with weekly paclitaxel and (2) to explore efficacy in an expanded cohort of the highest dose of VB-111 that is well tolerated, in combination with weekly paclitaxel.

The secondary objective of this trial is to explore predictive markers of toxicity and response. The preliminary results of this trial are expected by the first half of 2015. As of March 1, 2014, ten patients had been dosed in this trial in three cohorts with escalating doses, up to the highest anticipated therapeutic dose of VB-111, every two months, together with weekly therapeutic doses of paclitaxel. There have been no dose limiting toxicities observed, and the trial is now proceeding to the expansion cohort of up to 29 patients. The data and safety monitoring board overseeing the trial has reviewed the safety data from the trial and to date has expressed no safety concerns.

Our Lecinoxoid Platform

Overview

Our proprietary Lecinoxoid platform is a family of orally administered small molecules designed to modulate the body’s inflammatory response. Lecinoxoids are structurally and functionally similar to naturally occurring molecules, known as oxidized phospholipids, which possess immune modulating anti-inflammatory properties, modified to enhance stability and activity. We believe that Lecinoxoids hold significant promise in their ability to treat a broad range of chronic immune-based inflammatory diseases.

The inflammatory response is a complex physiologic process balancing both pro- and anti-inflammatory components that interact intimately with the body’s immune system. Oxidized phospholipids are instrumental in the interplay of these components that maintain equilibrium. When the inflammatory response is not adequately balanced, excess inflammation results and may cause both acute and chronic disease states.

Our proprietary Lecinoxoid platform seeks to harness the ability of oxidized phospholipids to regulate and attenuate key immune-inflammatory signaling. We believe that our approach—identifying naturally occurring anti-inflammatory compounds and modifying them to enhance stability and activity—may lead to more physiologically balanced responses than other available anti-inflammatory therapies.

Lecinoxoid Mechanism of Action

Lecinoxoids mimic the structure of oxidized phospholipid molecules and are synthetically manipulated to increase their stability and ability to target specific receptors. Lecinoxoids have the potential to act through two specific mechanisms:

1.	The inhibition of cellular signaling cascades associated with the innate immune system, known as toll-like receptor, or TLR, signaling. TLRs are a family of receptors essential for the activation of the innate immune response. The interaction between TLRs and their agonists initiates a cascade of signals that culminate in the secretion of pro-inflammatory cytokines. As illustrated below, Lecinoxoids are able to bind to two specific membrane TLR receptor complexes, the TLR-2 and TLR-4 complexes, and inhibit the subsequent inflammatory cascade associated with those TLR complexes.

2.	The inhibition of the migration of monocytes toward chemoattractants present in areas of inflammation. Monocytes are a type of innate immune cell. Inhibiting their migration reduces the number of immune cells at the site of inflammation and may subsequently reduce the inflammatory process.

VB-201

Our lead Lecinoxoid-based compound, VB-201, has been designed as an oral agent for the control of chronic inflammatory disorders. Initially, we are developing it for psoriasis and ulcerative colitis. However, we believe it has potential in other immune-inflammatory disorders, such as rheumatoid arthritis, Crohn’s disease, atherosclerosis and multiple sclerosis.

Based on our pre-clinical studies and our Phase 2 clinical trial, we believe that VB-201 potentially has multiple advantages over other treatments for inflammation if it is proven to be safe and effective. It is orally available and has been generally well-tolerated, making it suitable for long-term maintenance therapy. It is highly selective and has not shown an increased risk of infections or tumors associated with generalized immune suppression. In addition, it may inhibit the inflammatory process in atherosclerosis, thus conferring a cardio-protective effect to address the elevated cardiovascular risk among chronic inflammation patients.

VB-201 Clinical Programs

We have investigated VB-201 in five Phase 1 clinical trials involving a total of 147 healthy volunteers and two exploratory Phase 2 trials in which it was administered to over 300 patients with moderate to severe psoriasis or high levels of hsCRP, an inflammatory marker. The Phase 1 clinical trials and the Phase 2 trial in psoriasis patients were conducted pursuant to our two U.S. INDs. The Phase 2 trial in patients with high levels of hsCRP was conducted in the United Kingdom pursuant to a clinical trial authorization there. We are currently conducting two additional Phase 2 trials with VB-201 assessing VB-201’s efficacy in treating psoriasis and ulcerative colitis. Both of these trials are being conducted in Europe and Israel pursuant to authorizations from regulatory agencies there. We estimate that these trials will enroll an aggregate of 290 patients.

VB-201 for Psoriasis—Background and Rationale

Psoriasis is a chronic immune system disorder that appears on the skin when the immune system sends out faulty signals that speed the growth cycle of skin cells. Psoriasis can occur on any part of the body and generally appears as patches of raised, red skin covered by a flaky, white buildup of dead skin cells, called scale. It affects both genders equally and may appear at any age, although it is most common between the ages of 15 and 35. People with psoriasis have an increased risk of developing other serious diseases, such as psoriatic arthritis, heart disease, diabetes and cancer.

Psoriasis is the most prevalent autoimmune disease in the United States, affecting as many as 7.5 million people, and an estimated 125 million people worldwide, according to the National Psoriasis Foundation. A range of treatments is currently available for psoriasis, including topical treatment, phototherapy and medication. However, current medications have either limited efficacy, high levels of toxicity or high cost. In addition, most people experience a recurrence of psoriasis when treatment is discontinued. As a result, an estimated 52.3% of patients with psoriasis are dissatisfied with their treatment, according to a survey conducted by the National Psoriasis Foundation.

Clinical Development of VB-201 for Psoriasis

Overview

Based on the results of our Phase 1 clinical trials of VB-201, in which we observed VB-201 to be well-tolerated, we advanced VB-201 into Phase 2 clinical trials for psoriasis. We have recently completed an exploratory double-blind, placebo-controlled Phase 2 trial evaluating safety and establishing dosage of VB-201 in patients with psoriasis. This trial also included a sub-study of psoriasis patients with cardiovascular risk factors measuring the effects of VB-201 on arterial inflammation related to atherosclerosis, or hardening of the arteries. As part of this sub-study, we also studied the effects of VB-201 on biomarkers of inflammation in psoriasis patients on high-dose statin therapy.

We also are currently conducting a Phase 2 clinical trial of VB-201 in patients with moderate to severe psoriasis, which we expect will enroll 180 patients. This is a multi-center, randomized, double-blind trial to evaluate the efficacy and safety of oral VB-201 in patients with moderate to severe plaque psoriasis. We expect to complete this trial in the first half of 2015.

VB-201 Phase 2 Clinical Trial in Psoriasis

Our Phase 2 clinical trial of VB-201 was a double-blind, placebo controlled trial, with VB-201-treated patients receiving doses of 20 mg/day or 80 mg/day. This trial used three common techniques to measure the degree and severity of psoriasis. The first, called the psoriasis area severity index, or PASI, combines the measurement of redness, thickness and scaling with a measurement of the percentage of the patient’s body affected. The second, known as physician global assessment, or PGA, summarizes the overall quality of the plaques based on plaque elevation and thickness, redness and scaling. The third measurement technique, known as the patient psoriasis global assessment, or PtGA, scores the clinical severity of psoriasis from the patient’s individual perspective, relative to the worst the disease has ever been for the patient.

We did not observe any significant safety problems in this Phase 2 trial and VB-201 was well-tolerated. Results from this trial also facilitated our efforts to set the dose, patient selection and duration of our ongoing Phase 2 trial.

The trial showed statistically significant improvements in PGA and PtGA in the patients treated with VB-201 compared to those receiving placebo. There was also a statistically significant improvement in PASI reduction among patients with higher drug plasma levels of VB-201 compared to those with lower VB-201 levels, which together suggested an exposure-related response. Adverse events observed in the VB-201 treatment groups were not statistically significantly different compared to the placebo group. At a dose of up to 80 mg/day, the highest dose used in the trial, VB-201 appeared to be safe and well-tolerated.

The primary endpoint of the trial, which was a 75% reduction in PASI in over 50% of the patients, was not met. Because during the 12 week period of the administration of the trial, the therapeutic effect of VB-201 did not reach a plateau, we believe a better level of PASI reduction might have been reached with a higher dose and longer administration of the drug, as in the currently ongoing Phase 2 trial.

In the arterial inflammation sub-study, the inflammation of blood vessels related to atherosclerosis was measured using a PET-CT scan, which detects the increased metabolic rate in the inflamed vessel walls with active atherosclerotic plaques. The primary endpoint was the change from baseline in the level of inflammation, as measured by an inflammation index at the most diseased vessel location in the carotid arteries and aortic arch in the neck and chest, respectively. The primary endpoint was met, with a statistically significant reduction from baseline in vessel inflammation in the patients treated with 80 mg/day of VB-201. There was also a statistically significant reduction in vessel inflammation in patients with higher drug plasma levels of VB-201 compared to patients with lower plasma levels of VB-201, suggesting an exposure-related response.

At both the 20 mg/day and 80 mg/day doses, VB-201 appeared to be safe and well-tolerated. While the primary efficacy endpoint of the trial was not met, the trial met several of the secondary endpoints, including improvement in the PGA, PtGA and PASI.

For the PGA endpoint, there was a statistically significant reduction in the proportion of patients rated as “severe” PGA (Grade 4 on a 0-4 scale) at 12 weeks both in the VB-201 20 mg/day group (4.8% severe) compared to the placebo group (24.1% severe) with a p-value of 0.003, and in the VB-201 80 mg/day group (6.8% severe) compared to the placebo group (24.1% severe), with a p-value of 0.043.

For the PtGA endpoint, there was a statistically significant reduction in the proportion of patients rating themselves as “moderate or worse” PtGA (Grades 3 to 5 on a 0 to 5 scale) at week 12 in the VB-201 80 mg/day group (61%) compared to the placebo group (81%), with a p-value of 0.025. These results are illustrated in the following graph.

Patient Global Assessment at Week 12 in VB-201-Treated Groups Compared to Placebo Group

Dosing level

For the PASI endpoint, there was a statistically significant exposure-dependent response, with higher plasma levels of VB-201 being associated with a larger decrease in PASI score than lower plasma levels of VB-201, with a p-value of 0.04.

Although the primary efficacy endpoint of the trial was not met, we believe these statistically significant results in the secondary endpoints, together with the statistically significant exposure-related response in PASI, are signals suggestive of efficacy of VB-201 in psoriatic patients.

Therefore, we initiated our ongoing a phase 2 trial using higher VB-201 doses and longer exposure in psoriasis patients with moderate to severe disease as described below.

Sub-Study of Psoriasis Patients with Cardiovascular Risk Factors

Rationale

The association between psoriasis and occlusive cardiovascular events has been well established. Multiple studies have reported that patients with psoriasis are at a higher risk of myocardial infarction, or MI, and stroke. Vascular inflammation has been reported to be increased in patients with moderate to severe psoriasis using PET-CT imaging technologies.

Psoriasis is also associated with a specific type of inflammatory arthritis, and markers of inflammation such as C-reactive protein have been shown to be elevated in patients with psoriasis. Therefore, psoriasis could be viewed as a systemic inflammatory disease that increases vascular inflammation potentially leading to MI and stroke. This association suggests that systemic treatments for psoriasis might either increase or decrease the risks of MI and stroke.

Clinical Findings

We conducted a sub-study of 47 psoriasis patients with cardiovascular risk factors. In this sub-study, 83% of these patients were found to have evidence of inflammation in the vascular wall related to atherosclerosis, based on a PET-CT scan.

The primary endpoint in this sub-study was the change from baseline at week 12 in the level of inflammation, as measured by an inflammation index at the most diseased vessel location in the carotid arteries and aortic arch in the neck and chest, respectively. The primary endpoint was met, with a statistically significant reduction of 12.7% in vessel inflammation in the 80 mg/day treatment group, with a p-value of 0.04. This compared to a 4.0% reduction from baseline in the placebo group, a 7.3% reduction in the 20 mg/day VB-201 treatment group and a 9.8% reduction in the combined VB-201 treatment groups. These results are illustrated in the following graph.

Reduction in Vascular Inflammation from Baseline in Psoriasis Patients with Cardiovascular Risk Factors

Reductions in vessel inflammation also occurred in 12 of the patients in the VB-201 treatment groups in this sub-study who were taking concomitant statins as part of their pre-study medications, which were continued during the trial. An 18% mean reduction in vessel inflammation from baseline occurred in these patients. We believe this may suggest that VB-201 may be additive to the effect of statins in decreasing vessel inflammation.

Ongoing Phase 2 Clinical Trial in Psoriasis

In November 2012, we commenced a Phase 2 clinical trial of VB-201 in patients with moderate to severe plaque psoriasis. This is a double blind, parallel group, randomized trial with patients participating in the trial for approximately 32 weeks: up to four weeks for screening and establishment of baseline, followed by 16 weeks of blinded treatment with daily dose administration of VB-201 at 80 mg or 160 mg (80 mg twice a day) or of placebo, followed by eight additional weeks of active treatment when patients initially receiving placebo receive daily doses of 160 mg of VB-201, followed by four weeks of follow up. Dosing was determined based on data from a prior clinical trial suggesting that VB-201 was well tolerated at doses of 80 mg twice a day.

This trial is being conducted in Europe and Israel. We expect that approximately 180 patients with moderate to severe psoriasis will be enrolled in this trial. The trial’s primary endpoint is the proportion of patients in the 160 mg/day treatment group who achieve at least 50% improvement in the PASI score at week 16, compared to the proportion of patients in the placebo group who have the same measurement. In a second stage, the same endpoint will be assessed at 24 weeks of therapy. Secondary endpoints include changes in PGA and PtGA scores.

Over two-thirds of the planned patients have been randomized in the trial. We expect data from the trial to be available in the first half of 2015.

VB-201 for Ulcerative Colitis

Overview

Ulcerative colitis is a serious chronic form of inflammatory bowel disease. The typical symptom of active disease is constant diarrhea, often mixed with blood, due to inflammation that causes the colon to empty frequently. According to the Crohn’s and Colitis Foundation of America, ulcerative colitis may affect as many as 700,000 Americans.

Current treatments for ulcerative colitis include anti-inflammatory drugs, immunosuppressive medications and biological therapy targeting specific components of the immune response. In severe circumstances, surgery may be the most appropriate solution. Due to their possible risk, immunosuppressive medications and biological agents are given only if patients cannot achieve remission with anti-inflammatory drugs.

Recent epidemiological data show ulcerative colitis incidence and prevalence are increasing in many parts of the world. Current therapeutic strategies for treating ulcerative colitis have only been moderately successful. Despite major recent advances in ulcerative colitis therapeutic resources, less than half of all patients achieve long-term remission, many require colectomy and the disease still has a major impact on patients’ lives. While these outcomes could be partly improved by optimizing current therapeutic strategies, we believe they highlight the need to develop new therapies. Given these facts, along with the severe side effects and the high price of the biologics, we believe there is a need for an oral and safe molecule in the ulcerative colitis market.

Rationale for VB-201 in Inflammatory Bowel Diseases

Inflammatory bowel disease, including ulcerative colitis, is a multifactorial disorder of the intestine. It is thought to result from several interacting factors, including genetic susceptibility, intestinal bacterial milieu and the patient’s native immune system. These factors lead to a disordered inflammatory response and may result in severe damage to the gastrointestinal tract. The key inflammatory elements include macrophages activated via TLR-2 and TLR-4 cell surface receptor signaling.

Since VB-201 has shown evidence of being an inhibitor of TLR-2 and TLR-4 signaling, we conducted studies of VB-201 in several different pre-clinical colitis models, where it demonstrated activity against inflammatory processes affecting the gut tissue. In these models, clinical, gross pathology and inflammation scores were also improved in treated animals.

VB-201 Phase 2 Trial in Ulcerative Colitis

Our ongoing Phase 2 trial of VB-201 in ulcerative colitis is a randomized, double-blind, placebo-controlled trial with 24 weeks of daily oral administration of VB-201, taken at 80 mg for two weeks followed by 160 mg (80 mg twice a day) for ten weeks, or a placebo. Following the initial twelve-week period, there is a twelve-week extension phase in which patients who received a placebo are switched to 160 mg of VB-201 and others continue the same therapy.

Each patient will have a final safety evaluation four weeks after stopping treatment with VB-201. We anticipate that approximately 100 evaluable patients will be enrolled in this trial, targeting 50 patients per treatment group. This trial is being conducted in Poland, Bulgaria and Hungary. The primary efficacy endpoint for this trial is disease remission. Over two-thirds of the expected patients have already been randomized in the trial. We expect data from this trial to be available in the first half of 2015.

Phase 1 Clinical Trials for VB-201

VB-201 was orally administered to 147 healthy volunteers in five Phase 1 trials. The safety and pharmacokinetic profiles of VB-201 were studied.

The overall incidence of adverse events in these trials showed no statistically significant difference between the VB-201 patients receiving up to 80 mg/day and the placebo group. However, there were five incidences of nausea (four moderate and one mild) and four incidences of moderate vomiting observed in the VB-201 patients receiving 160 mg taken once daily. All of these adverse events were considered as possibly or probably related to VB-201 and all resolved without treatment. The participants were instructed, after two days of dosing, to take the drug with breakfast. Only one participant continued to have nausea. Based on these findings, the data and safety monitoring board overseeing this trial decided to terminate dosing the 160 mg/day group after four days. After that, VB-201 patients were treated with 80 mg/day for 28 consecutive days with VB-201 administered following breakfast.

No substantial changes were detected in immune cell response, serum antibodies and cytokine levels. Overall, no impairment in tested immunological related parameters from single dose VB-201 treated patients were observed compared to the placebo group.

Overall, in these Phase 1 trials, VB-201 at doses of up to 80 mg taken once daily for 28 days had a comparable safety profile to placebo.

Follow-on Lecinoxoid Product Candidates

We are actively engaged in the development of new Lecinoxoid product candidates. Some of our molecules are at a preliminary stage of in vitro testing, while other candidates have been advanced to pre-clinical models and are currently being studied for efficacy and safety. Our pre-clinical results indicate that several molecules that we are developing may offer higher potency or mechanistic selectivity compared to VB-201. We may explore clinical development of next generation Lecinoxoids in the future as follow-on molecules after VB-201, or for other immune-inflammatory indications.

Government Regulation

As a pharmaceutical and biological product company that wishes to obtain marketing approval in the United States, we are subject to extensive regulation by the FDA, and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, the Public Health Service Act, or PHS Act, and their implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. A failure to comply explicitly with any requirements during the product development, approval, or post-approval periods, may lead to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an institutional review board, or IRB, of a suspension on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

Although the discussion below focuses on regulation in the United States, we anticipate seeking approval for the marketing of our products in other countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way through the European Medicines Agency, or EMA, but country-specific regulation remains essential in many respects.

We must obtain approval by comparable regulatory authorities of foreign countries outside of the European Union and the United States before we can commence clinical trials or marketing of our products in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA or EMA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials must be conducted in accordance with the FDA’s regulations, commonly referred to as good clinical practices, or GCPs, and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Government regulation may delay or prevent testing or marketing of our products and impose costly procedures upon our activities. The testing and approval process, and the subsequent compliance with appropriate statutes and regulations, requires substantial time, effort, and financial resources, and we cannot be certain that the FDA or any other regulatory agency will grant approvals for our products or any future products on a timely basis, if at all. The FDA’s or any other regulatory agency’s policies may change and additional governmental regulations may be enacted that could prevent or delay regulatory approval of our products or any future products or approval of new indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or abroad.

Marketing Approval

In the United States, the FDA regulates gene products like VB-111 as a biologic and small molecules like VB-201 as a drug under the FDC Act, the PHS Act and related regulations. Biologics and drugs are subject to federal, state and local statutes and regulations.

The steps required before a new biologic or drug may be marketed in the United States generally include:

•	nonclinical pharmacology and toxicology laboratory and animal tests according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals;

•	submission of an investigational new drug, or IND, application which must become effective before clinical trials may begin;

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adequate and well-controlled human clinical trials according to GCPs and any additional requirements for the protection of human research subjects and their health information to establish the safety and efficacy of the investigational product for each targeted indication;

•	submission of a new drug application, or NDA, or a biologics license application, or BLA, to the FDA;

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FDA’s pre-approval inspection of manufacturing facilities to assess compliance with current good manufacturing practices, or cGMPs, and, if applicable, the FDA’s good tissue practices, or GTPs, for the use of human cellular and tissue products to prevent the introduction, transmission, or spread of communicable diseases;

•	FDA’s audit of clinical trial sites that generated data in support of the NDA or BLA; and

•	FDA approval of an NDA or BLA, which must occur before a product can be marketed or sold.

Product Development Process

Before testing any biologic or drug in humans, the product enters the nonclinical, or pre-clinical, testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies to assess the potential safety and activity of the product. The conduct of nonclinical tests must comply with federal regulations and requirements including GLPs.

The product sponsor then submits the results of the nonclinical testing, together with manufacturing information, analytical data, any available clinical data or literature, and a proposed clinical protocol, to the FDA in an IND, which is a request for authorization from the FDA to administer an investigational product to humans. Some nonclinical testing may continue even after the IND application is submitted. IND authorization is required before interstate shipping and administration of any new product to humans that is not the subject of an approved NDA or BLA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial and places the clinical trial on a clinical hold. In such case, the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. Further, an IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. Clinical trials involve the administration of the investigational product to patients under the supervision of qualified investigators following GCPs, requirements meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, investigators, and monitors. Clinical trials are conducted under protocols that detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur, and the efficacy criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. The informed written consent of each participating subject is required and the form and content of the informed consent must be approved by each IRB.

The clinical investigation of an investigational product is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

•	Phase 1 includes the initial introduction of an investigational product into humans. Phase 1 clinical trials may be conducted in patients with the target disease or condition or on healthy volunteers. These studies are designed to evaluate the safety, metabolism, pharmacokinetics and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase 1 clinical trials, sufficient information about the investigational product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of Phase 2 clinical trials. The total number of participants included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80.

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Phase 2 includes the controlled clinical trials conducted to evaluate the effectiveness of the investigational product for a particular indication(s) in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the product. Phase 2 clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants.

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Phase 3 clinical trials are controlled clinical trials conducted in an expanded patient population at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the investigational product has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the product, and to provide an adequate basis for product approval. Phase 3 clinical trials usually involve several hundred to several thousand participants. In most cases, the FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the product. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

Where a gene therapy study, such as for VB-111, is conducted at, or sponsored by, institutions receiving funding for recombinant DNA research from the U.S. National Institutes of Health, or NIH, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the study is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA, however many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the RAC, a federal advisory committee, that discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public.

Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events; any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The decision to terminate a clinical trial of an investigational biologic or drug product may be made by the FDA or other regulatory authority, an IRB or institutional ethics committee, or by a company for various reasons. The FDA may place a clinical hold and order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. If the FDA imposes a clinical hold, trials may not recommence without FDA and IRB authorization and then only under terms authorized by the FDA and IRB. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, or the clinical monitoring board or Data Safety Monitoring Board. This group provides authorization for whether or not a trial may move forward at designated check points. These decisions are based on the limited access to data from the ongoing trial. The suspension or termination of a clinical trial can occur during any phase of clinical trials if it is determined that the participants or patients are being exposed to an unacceptable health risk. In addition, there are requirements for the registration of ongoing clinical trials of drugs and biologics on public registries and the disclosure of certain information pertaining to the trials as well as clinical trial results after completion.

As part of the clinical process pertaining to VB-111, we will apply for a special protocol assessment or SPA from the FDA for our Phase 3 clinical trial protocol. A sponsor may be able to request a SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the Phase 3 trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product candidate was identified after the testing began. An SPA is not binding if new circumstances arise, and there is no guarantee that a study will ultimately be adequate to support an approval even if the study is subject to an SPA. Having an SPA does not guarantee that a product will receive FDA approval.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational product information is submitted to the FDA in the form of an NDA for a drug or a BLA for a biologic to request marketing approval for the product in specified indications.

Biologics License Application Approval Process

In order to obtain approval to market a biologic, such as our VB-111, in the United States, a BLA must be submitted to the FDA that provides data from nonclinical studies and clinical trials and manufacturing information establishing to the FDA’s satisfaction the safety, purity, and potency or efficacy of the investigational product for the proposed indication. Like an NDA, the BLA must be accompanied by a substantial user fee payment unless a waiver or exemption applies.

The FDA will initially review the BLA for completeness before it accepts it for filing. Under the FDA’s procedures, the agency has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, which includes determining whether it is effective for its intended use, and whether the product is being manufactured in accordance with cGMP, to assure and preserve the product’s identity, safety, strength, quality, potency and purity, and in accordance with biological product standards. The FDA will inspect the facilities at which the product is manufactured to ensure the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. For a human cellular or tissue product, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission, and spread of communicable disease. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure compliance with GCP.

If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information, or corrective action for a manufacturing facility. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the BLA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

Similar to an NDA, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee. The FDA also may determine a risk evaluation and mitigation study, or REMS, is necessary to assure the safe use of the biologic, in which case the BLA sponsor must submit a proposed REMS.

After the FDA completes its initial review of a BLA, it will either license, or approve, the product, or issue a complete response letter to communicate that it will not approve the BLA in its current form and to inform the sponsor of changes that the sponsor must make or additional clinical, nonclinical or manufacturing data that must be received before the FDA can approve the application, with no implication regarding the ultimate approvability of the application. If a complete response letter is issued, the sponsor may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

The testing and approval process for a both a drug and biologic requires substantial time, effort and financial resources and this process may take several years to complete. Data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products.

New Drug Application Approval Process

In order to obtain approval to market a drug, such as VB-201, in the United States, a marketing application must be submitted to the FDA that provides data establishing the safety and efficacy of the drug product for the proposed indication. The application must include all relevant data available from pertinent nonclinical trials and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and efficacy of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug product to the satisfaction of the FDA.

In most cases, the NDA must be accompanied by a substantial user fee, currently $2,169,000, pursuant to the Prescription Drug User Fee Act, or PDUFA. PDFUA also imposes an annual product fee, currently $104,060, and an annual establishment fee, currently $554,600, on facilities used to manufacture drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The FDA adjusts user fees on an annual basis.

The FDA will initially review the NDA for completeness before it accepts the NDA for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs, including reviewing 90% of standard NDAs in ten months from filing. The FDA does not always meet its performance goal dates and its review goals are subject to change from time to time. The FDA can extend its review by three months to consider certain late-submitted information or information intended to clarify information already provided in the submission. The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMPs. The FDA may refer applications for novel drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Once adopted, REMS are subject to periodic assessment and modification. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Orphan Drug Designation

The FDA has granted orphan drug designation to VB-111 for treatment of malignant glioma. Similarly, VB-111 for treatment of glioma was granted an orphan drug designation by the EMA. In the United States, orphan drug designation is granted pursuant to the Orphan Drug Act, which provides incentives for the development of products intended to treat rare diseases or conditions, which generally are diseases or conditions that affect fewer than 200,000 individuals in the United States. If a sponsor demonstrates that a biologic is intended to treat a rare disease or condition, the FDA will grant orphan designation for that product. Orphan designation must be requested before submitting a BLA. The benefits of orphan drug designation include research and development tax credits and exemption from FDA user fees. Orphan drug designation, however, does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. After the FDA grants orphan designation, the identity of the applicant, as well the name of the therapeutic agent and its designated orphan use, are disclosed publicly by the FDA.

Generally, if a product with orphan designation is approved for an orphan indication, it receives orphan drug exclusivity, which for seven years prohibits the FDA from approving another product with the same active ingredient for the same use. Additionally, if a biologic designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. As a result, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease, which could create a more competitive market for us.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic or drug may request the FDA to designate the biologic or drug as a fast track product at any time during the clinical development of the product. Unique to a fast track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. The FDA has granted fast track designation for the investigation of VB-111 for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide and radiation.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological or drug product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Biological or drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a biological or drug product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

FDA Additional Requirements

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 clinical trials may be made a condition to be satisfied for continuing drug and biologic approval. The results of Phase 4 clinical trials can confirm the efficacy of a product candidate and can provide important safety information. In addition, the FDA has express statutory authority to require sponsors to conduct post-market studies to specifically address safety issues identified by the agency.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution, or post-marketing study requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

FDA Post-Approval Requirements

Any products manufactured or distributed by us or on our behalf pursuant to FDA approvals are subject to continuing regulation by the FDA, including requirements for record-keeping,

reporting of adverse experiences with the biologic or drug, and submitting biological product deviation reports to notify the FDA of unanticipated changes in distributed products. Manufacturers are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product is safe, has the identity and strength, and meets the quality, purity and potency characteristics that it purports to have. Certain states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. In addition, in November 2013, the Drug Quality and Security Act became law and establishes requirements to facilitate the tracing of prescription drug products through the pharmaceutical supply distribution chain. This law includes a number of new requirements that will be implemented over time and will require us to devote additional resources to satisfy these requirements. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, refuse to approve any BLA, NDA or other application, force us to recall a product from distribution, shut down manufacturing operations or withdraw approval of the applicable BLA or NDA. Noncompliance with cGMP or other requirements can result in issuance of warning or untitled letters, civil and criminal penalties, seizures, and injunctive action.

The FDA and other federal and state agencies closely regulate the labeling, marketing and promotion of drugs and biologics. While doctors are free to prescribe any product approved by the FDA for any use, a company can only make claims relating to safety and efficacy of a product that are consistent with FDA approval, and the company is allowed to market a product only for the particular use and treatment approved by the FDA. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. Failure to comply with these requirements can result in adverse publicity, warning or untitled letters, corrective advertising, injunctions, potential civil and criminal penalties, criminal prosecution, and agreements with governmental agencies that materially restrict the manner in which a company promotes or distributes products. Government regulators, including the Department of Justice and the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities, recently have increased their scrutiny of the promotion and marketing of drugs and biologics.

Pediatric Research Equity Act

Under the Pediatric Research Equity Act, or PREA, as amended, an NDA or BLA or supplement must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Manufacturers must submit a pediatric study plan to the IND not later than 60 days after the end-of-phase 2 meeting with the FDA; if there is no such meeting, before the initiation of any phase 3 studies or a combined phase 2 and phase 3 study; or if no such study will be conducted, no later than 210 days before a marketing application or supplement is submitted. The intent of PREA is to compel sponsors whose products have pediatric applicability to study those products in pediatric populations, rather than ignoring pediatric indications for adult indications that could be more economically desirable. The FDA may grant deferrals for submission of data or full or partial waivers. By its terms, PREA does not apply to any product for an indication for which orphan designation has been granted, unless the FDA issues regulations stating otherwise. Because the FDA has not issued any such regulations, submission of a pediatric assessment is not required for an application to market a product for an orphan-designated indication.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within sixty days of approval of the drug. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDC Act can also delay the submission or the approval of certain applications. The FDC Act provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity, or NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active pharmaceutical ingredient, or API, or active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, the FDC Act will not prevent the submission or approval of another full Section 505(b)(1) NDA, but such an NDA applicant would be required to conduct its own preclinical and adequate, well-controlled clinical trials to demonstrate safety and effectiveness. Further, a Section 505(b)(2) application may be submitted after four years if it contains a certification that the listed patent is unenforceable, invalid, or will not be infringed by the manufacture, sale or use of the new product, also known as a Paragraph IV certification. The FDC Act also provides three years of marketing exclusivity for an NDA, Section 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. Such clinical trials may, for example, support new indications, dosages, routes of administration or strengths of an existing drug, or for a new use. This exclusivity, which is sometimes referred to as clinical investigation exclusivity, prevents the FDA from approving an application under Section 505(b)(2) for the same conditions of use associated with the new clinical investigations before the expiration of three years from the date of approval. Such three-year exclusivity, however, would not prevent the approval of another application if the applicant submits a Section 505(b)(1) NDA and has conducted its own adequate, well-controlled clinical trials demonstrating safety and efficacy, nor would it prevent approval of a generic product or Section 505(b)(2) product that did not incorporate the exclusivity-protected changes of the approved drug product.

The Biologics Price Competition and Innovation Act of 2009, which was included within the Patient Protection and Affordable Care Act, created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product, and grants a reference biologic twelve years of exclusivity from the time of first licensure. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months of exclusivity to be attached to any existing exclusivity, e.g., three or five year exclusivity, or patent protection for a drug. This six month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Government Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a request for a clinical trial authorization, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product approval or licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational biological product under European Union regulatory systems, we must submit a marketing authorization application. The application required in the European Union is similar to a BLA or NDA in the United States, with the exception of, among other things, country-specific document requirements. The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. The innovator may obtain an additional one year of market exclusivity if the innovator obtains an additional authorization during the initial eight year period for one or more new indications that demonstrate significant clinical benefit over existing therapies. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity. Similar exclusivity periods are available for new biologics.

Orphan drugs in the European Union are eligible for 10-year market exclusivity. This 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the applicant consents to a second orphan medicinal product application; or

•	the applicant cannot supply enough orphan medicinal product.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing or violating the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws, know-how, intellectual property licenses and other contractual rights, including confidentiality and invention assignment agreements to protect our intellectual property rights.

Patents

As of March 14, 2014, we had 108 granted patents and 81 applications pending worldwide for our oncology program and VTS platform technology and 86 granted patents and 86 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds.

Our granted patents covering VB-111, our lead compound from our oncology program, include claims directed to composition of matter and methods of treatment, as well as combination products and therapies, such as treatment with VB-111 and chemotherapy. In addition, we hold granted patents directed to components of our proprietary PPE-1-3X promoter and pending patent applications directed to our proprietary PPE-1-3X promoter. Furthermore, we have filed patent applications with claims directed to next generation product candidates generated from our VTS platform technology, covering production, alternate concentration dosage forms, clinical regimens and methods. Our existing granted patents provide protection for VB-111 through 2023, before any potential patent term extensions.

For the Lecinoxoid platform technology, our granted patents include claims directed to VB-201, substantially pure VB-201, dosage forms comprising VB-201, methods of making VB-201 and methods of treatment using VB-201, as well as claims directed to dosage forms and methods of treatment covering combination products, such as VB-201 and statins. Our primary granted patent covering substantially pure VB-201 expires in 2027, before any potential patent term extensions. Our pending patent applications include claims directed to formulations, alternative dosing regimens and next generation product candidates.

Our issued patents and those that may issue in the future could be narrowed or found to be invalid or unenforceable. Any of these outcomes could limit our ability to stop competitors from marketing related products or reduce the length of term of patent protection that we may have for our products. In addition, we cannot be certain that we were the first to invent the inventions claimed in our owned patents or patent applications. Further, our competitors may circumvent our patent protection by independently developing similar technologies that are not protected by our issued patent claims such that our patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, extensive time is required for development, testing and regulatory review of a potential product before the product can be marketed. If we are unable to obtain patent term extension for part or all of the regulatory review period, then the amount of patent term remaining on earlier issued patents may be limited to a short period following regulatory approval.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries include the following: “VTS,” “VASCULAR TARGETING SYSTEMS,” “VBL,” “VASCULAR BIOGENICS” and “VASCULAR THERAPEUTICS.”

Trade Secrets and Confidential Information

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We rely on, among other things, confidentiality and invention assignment agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, we require our employees to execute confidentiality agreements in connection with their employment relationships with us, and to disclose and assign to us inventions conceived in connection with their services to us. However, there can be no assurance that these agreements will be enforceable or that they will provide us with adequate protection.

We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For a more comprehensive summary of the risks related to our intellectual property, see “Risk Factors.”

Sales and Marketing

We have not yet established sales, marketing or product distribution operations because our lead candidates are still in early clinical development.

Manufacturing

We generally perform process development for our drug substance candidates and manufacture quantities of our drug candidates necessary to conduct pre-clinical studies and clinical trials of our drug candidates. We rely on third-party manufacturers to produce bulk drug substance required for our clinical trials and expect to continue to rely on third parties to manufacture clinical trial drug supplies for the foreseeable future. We also contract with additional third parties for the formulating, labeling, packaging, storage and distribution of the final drug products.

VB-111

We manufacture the active pharmaceutical ingredient and the formulated drug product of VB-111 for the clinical development at our small-scale cGMP-compliant production facility in Israel and pursuant to an arrangement with a third party in the United States.

We intend to establish a facility to manufacture VB-111 in Israel, which would serve as a second manufacturing site for the supply of VB-111 and enable us to comply with the restrictions of the Research Law and our undertaking to the OCS that an essential portion of our VB-111 production, and in any event not less than the majority of VB-111 production, will remain in Israel.

VB-201

We have process development and small-scale manufacturing capabilities for Lecinoxoids for research and pre-clinical purposes at our production facility in Israel. Currently, VB-201 is manufactured for clinical trials through an arrangement with third parties in Europe.

Arrangements Involving Third Parties

Sheba Medical Center, Ramat Gan, Israel

On February 3, 2013, we entered into an agreement with Tel Hashomer, a private company whose purpose is to promote the welfare of the Sheba Medical Center, or the Hospital, and Prof. Dror Harats, our chief executive officer. The agreement with Tel Hashomer resolved claims of the Hospital regarding the ownership of certain inventions and patent rights owned by us since they were developed in part by Prof. Dror Harats and other inventors during the time in which they were engaged by us and by the Hospital in parallel. The agreement provided us with a waiver of rights by the Hospital and Tel Hashomer in connection with intellectual property developed by those inventors prior to the date of the agreement, including continuations in part, in exchange for a royalty payment and certain other consideration to Tel Hashomer. Any intellectual property developed following January 2013 by our employees who are also engaged by the Hospital, currently consisting of Prof. Harats and three other professionals, is not covered by the agreement. Prof. Harats and the three other professionals also engaged by the Hospital are no longer involved in research activity of our company.

Crucell Holland B.V. Agreements

In March 2005, we entered into a Research License Agreement with Crucell Holland B.V., or Crucell. Under the Research License Agreement, we were granted non-exclusive rights under certain patent and know how to use the adenovirus 5 in our development of gene therapeutics based on adenoviral vectors, and an option to a non-exclusive, worldwide commercial license to manufacture, use and sell products comprising or deriving from the granted patent.

On April 15, 2011, we executed a Commercial License Agreement pursuant to the option granted under the Research License Agreement for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer. Under the Commercial License Agreement, we are obligated to pay an annual fee, milestone payments and royalties.

Employees

As of March 1, 2014, we employed 32 employees, including 26 in research and development, and 6 in general and administrative positions. All of our employees are located in Israel. We believe our employee relations are good.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to specified exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have defined benefit pension plans that comply with the applicable Israeli legal requirements.

None of our employees currently work under any collective bargaining agreements.

Facilities

Our corporate headquarters and research facilities are located in Or Yehuda, Israel, where we lease an aggregate of approximately 9,000 square feet of office and laboratory space, pursuant to lease agreements that expire in October 2014, subject to a renewal option. This facility additionally houses our clinical development, clinical operations, regulatory and management functions.

We believe that our existing facilities are adequate for our near-term needs. When our leases expire, we may exercise our renewal option or look for additional or alternate space for our operations. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Legal Proceedings

We are not a party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 28, 2014. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 6 Jonathan Netanyahu St. Or Yehuda, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats	57	Chief Executive Officer and Director
Amos Ron	58	Chief Financial Officer
Erez Feige	40	Vice President, Business Operations
Jacob George	49	Chief Scientific Officer
Yael Cohen	51	Vice President, Clinical Development
Eyal Breitbart	47	Vice President, Research and Operations
Naamit Sher	59	Vice President, Drug Development
Ayelet Horn	43	General Counsel and Company Secretary

Non-Executive Directors
Bennett M. Shapiro	74	Chairman and Director
Ruth Arnon	81	Director
Jide J. Zeitlin	50	Director
Jecheskiel Gonczarowski	68	Director
Dan J. Gelvan	49	Director
Ruth Alon	62	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Independent director under the rules of the NASDAQ Stock Market.

Executive Officers

Prof. Dror Harats founded our company in 2000 and has served as our chief executive officer since our inception. He has been a member of our board of directors since January 2001. Prof. Harats is the director of the Bert W. Strassburger Lipid Center at the Chaim Sheba Medical Center at Tel Hashomer and chairman of its Institute Review Board. Prof. Harats received his M.D. from Hadassah Medical School at the Hebrew University of Jerusalem, Israel, following which he conducted post-doctoral work at the University of California, San Francisco. Prof. Harats is also a Professor of Medicine in the Departments of Internal Medicine and Biochemistry at the Sackler Faculty of Medicine of Tel-Aviv University, Israel. We believe Prof. Harats is qualified to serve on our board of directors because of his extensive technical and industry experience, as well as his knowledge of our company.

Amos Ron has served as our chief financial officer since May 2011. Prior to joining our company, from July 2008 to April 2011, Mr. Ron was the chief financial officer of Atlantium Technologies Ltd., a privately held start-up in the field of clean-tech. Mr. Ron holds an M.Sc. (Honors) in Chemical Technology Management from the Hebrew University of Jerusalem, a B.Sc. in Business Administration, Empire State College (SUNY) (Jerusalem Branch) and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

Dr. Erez Feige has served as our vice president of business operations since January 2014. Prior to that, from 2012 to 2014, Dr. Feige served as our director of business development and, from 2006 to 2012, Dr. Feige served as our head of biochemistry. Dr. Feige holds a B.Sc. and a Ph.D. from Bar-Ilan University, Israel and completed a post-doctoral fellowship at the Dana-Farber Cancer Institute and Harvard Medical School.

Prof. Jacob George has served as our chief scientific officer since our inception in 2000 and, together with Prof. Harats, is a co-inventor of our Lecinoxoid platform technology. Prof. George also serves on the board of directors of, as well as an advisor to, Chemomab Ltd. Prof. George received his M.D. from the Technion School of Medicine, Israel. Prof. George is the chief of cardiology in the Kaplan Medical Center, Israel, and a full professor of cardiology at the Hebrew University of Jerusalem, Israel.

Dr. Yael Cohen has served as our vice president of clinical development since 2008. Prior to joining our company, Dr. Cohen served in various positions in Gamida Cell Ltd., Merck & Co. and Merck Research Labs, from 2000 to 2008. Dr. Cohen holds an M.D. from the Sackler Medical School at Tel Aviv University, Israel, and completed her residency in internal medicine at the Chaim Sheba Medical Center at Tel Hashomer, Israel, and a fellowship in hematology at the Rabin Medical Center, Petach Tikva, Israel. Dr. Cohen is a senior physician at the Hematology Department at the Sourasky Medical Center, Tel Aviv, Israel.

Dr. Eyal Breitbart has served as our vice president, research and operations since January 2014. Prior to that, from 2006 to 2013, Dr. Breitbart served as our vice president, research. Dr. Breitbart holds a B.Sc., M.Sc. and Ph.D. from Bar-Ilan University, Israel, and completed a post-doctoral fellowship at Tufts University School of Medicine.

Dr. Naamit Sher has served as our vice president of drug development and regulatory affairs since 2006. Prior to joining our company, from 2005 to 2006, Dr. Sher was head of QC laboratories, operations division at Teva Pharmaceutical Industries Ltd. From 1992 to 2005, Dr. Sher acted as quality control/quality assurance director at InterPharm, a subsidiary of Ares-Serono. Dr. Sher holds a B.Sc., M.Sc. and Ph.D. from the Hebrew University of Jerusalem, Israel. She completed post-doctoral fellowships at each of the Hebrew University, Jerusalem, Israel, and Rutgers University.

Adv. Ayelet Horn has served as our general counsel since our inception in 2000, and has served as our company secretary since 2007. Adv. Horn holds an LL.B from Tel-Aviv University, Israel, and an M.B.A. from Herriot Watt University, Edinburgh, Scotland.

Non-Executive Directors

Bennett M. Shapiro, M.D. has served on our board of directors since September 2004 and has served as Chairman since 2007. In addition to serving on our board of directors, Dr. Shapiro has served as a senior partner at Puretech Ventures, an innovation enterprise, since 2004, and as chairman since 2009, and is a consultant in the field of biotechnology. From 1990 to 2003, Dr. Shapiro served as executive vice president, Merck Research Laboratories. Prior to that, from 1970 to 1990, Dr. Shapiro was a professor of the Department of Biochemistry at the University of Washington and served as chairman from 1985 to 1990. Prior to joining the University of Washington, from 1965 to 1970 Dr. Shapiro served as a research associate, then section head, in the Laboratory of Biochemistry of the National Heart Institute of the U.S. National Institutes of Health. Dr. Shapiro also currently serves as an external director on the board of directors of Momenta Pharmaceuticals, various private companies and the Drugs for Neglected Diseases Initiative, an independent, non-profit development partnership. Dr. Shapiro previously served on the board of directors of Celera Corporation prior to its acquisition by Quest Diagnostics Inc.

Dr. Shapiro received his B.S. in chemistry from Dickinson College and his M.D. from Jefferson Medical College. Dr. Shapiro has been a Guggenheim Fellow, a fellow of the Japan Society for the Promotion of Science and a visiting professor at the University of Nice. We believe Dr. Shapiro is qualified to serve on our board of directors because of his extensive technical and industry background, and his experience serving on boards of directors of companies in our industry, including public companies.

Prof. Ruth Arnon has served on our board of directors since August 2007. Prof. Arnon is an immunologist with the Weizmann Institute of Science in Israel. Prof. Arnon joined the staff of the Weizmann Institute in 1960, and served as vice president of the Institute from 1988 to 1997. Prof. Arnon is a member of the Israel Academy of Sciences, and since 2004, has served as its vice president. Prof. Arnon is also an elected member of the European Molecular Biology Organization. She has served as president of the European Federation of Immunological Societies, and as secretary-general of the International Union of Immunological Societies. Her awards and honors include the Robert Koch Prize in Medical Sciences, Spain’s Jimenez Diaz Memorial Award, France’s Legion of Honor, the Hadassah World Organization’s Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, and the Israel Prize. Prof. Arnon earned her M.Sc. in Chemistry from the Hebrew University, Jerusalem, Israel, and her Ph.D. from the Hebrew University. We believe Prof. Arnon is qualified to serve on our board of directors because of her extensive technical and industry background.

Jide J. Zeitlin has served on our board of directors since March 2008. Mr. Zeitlin is the founder and, since 2006, has served as the president of The Keffi Group Ltd., an investment firm. Mr. Zeitlin formerly served as an employee of The Goldman Sachs Group, Inc. from 1987 until December 2005 and as a partner from 1996 until 2005, where his career included a number of senior management positions including serving in the firm’s executive office. Mr. Zeitlin is Chairman Emeritus of the Board of Trustees at Amherst College and is a member of the Boards of the Harvard Business School Board of Dean’s Advisors, Teach for America, Nigeria Sovereign Investment Authority, Montefiore Medical Center, Playwrights Horizons, Common Ground Community, Doris Duke Charitable Foundation and Saint Ann’s School. He also serves on the board of directors of Affiliated Managers Group, Inc. and is the lead director of Coach, Inc. Mr. Zeitlin also serves as a trustee of Mr. Zeitlin holds a B.A. in Economics and English from Amherst College and an M.B.A. from Harvard University. We believe Mr. Zeitlin is qualified to serve on our board of directors because of his broad business and investment background and service on boards of directors.

Jecheskiel Gonczarowski has served on our board of directors since March 2001. Since 2010, Mr. Gonczarowski has served as the chairman and chief executive officer of D.S.N.I. Investments Ltd., an Israeli based private family office, managing various local and international investments. Prior to that, Mr. Gonczarowski founded and co-managed Getter Group Ltd, a publicly traded company in Israel specializing in exclusive representation of leading international suppliers and brands, from 1982 to 2010. Mr. Gonczarowski also served on the board of directors of Rotshtein Realestate Ltd., a publicly traded company in Israel performing private and public construction in Israel. Mr. Gonczarowski studied economics, mathematics and business administration at the Hebrew University of Jerusalem, Israel. We believe Mr. Gonczarowski is qualified to serve on our board of directors because of his broad business background and experience with public companies.

Dr. Dan J. Gelvan has served on our board of directors since July 2005. Since 2005, Dr. Gelvan has served as the managing director-life sciences, Aurum Ventures M.K.I Ltd. Before joining Aurum Ventures, Dr. Gelvan was the chief executive and president of GammaCan International, Inc., a development-stage pharmaceutical company, from 2004 to 2005. From 2004 to 2008, Dr. Gelvan served as a member of the Israel National Committee on Biotechnology and, from 1997 to 2004, Dr. Gelvan served as the chief executive officer and president of Zetiq Technologies. From 1995 to 1997, Dr. Gelvan held a senior position in Clal (Israel) Ltd., an investment firm. Dr. Gelvan holds a B.A. and an M.A. in Economics from the Hebrew University of Jerusalem, Israel and a Ph.D. in Business Economics from Roskilde University in Denmark. We believe Dr. Gelvan is qualified to serve on our board of directors because of his business and industry background.

Ruth Alon has served on our board of directors since March 2010. Since 1997, Ms. Alon has served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987 and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon is the chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of approximately 700 Israeli life science companies. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon is qualified to serve on our board of directors because of her extensive business and industry background, as well as her experience as a seasoned investor.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of seven directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders have rights to appoint members of our board of directors. See “Management—Board of Directors.”

All rights to appoint directors will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the first annual meeting of shareholders held after this offering.

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Advisory Boards

We established several advisory boards with specific expertise in the following fields: psoriasis, inflammatory bowel disease (also covering ulcerative colitis), atherosclerosis and inflammation, multiple sclerosis, rheumatoid arthritis and oncology. In addition we have an advisory board comprised of industry experts with significant experience in the pharmaceutical industry.

Industry Experts

Ian Wilding, Ph.D.

Bonnie Goldman

James S. MacDonald, Ph.D.

John G. Aunins, PhD.

Psoriasis

Alexa Kimball, M.D.

Gerald Kruger, M.D.

Inflammatory Bowel Disease and Rheumatoid Arthritis

William Sandborn, M.D.

Michael E. Weinblatt, M.D.

Atherosclerosis and Inflammation

Joseph L. Witztum, M.D.

Paul M. Ridker, M.D., MPH, FACC

John J.P. Kastelein, M.D.

Marc Penn, M.D., Ph.D., FACC

Zahi Fayad, Ph.D.

Oncology

Ernest Borden, Ph.D.

Deborah Blumenthal, M.D.

Richard Penson, M.D., MRCP

Patrick Wen, M.D.

Keith Bible, M.D.

Tim Cloughesy, M.D.

Nicholas Butowski, M.D.

Andrew Brenner, M.D.

Corporate Governance Practices

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the NASDAQ Stock Market, or NASDAQ, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. This is the case even if our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by NASDAQ rules also referred to as the NASDAQ listing requirements, and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our ordinary shares on The NASDAQ Global Market. Under the NASDAQ listing requirements, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of NASDAQ, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the Securities and Exchange Commission.

We intend to rely on this “home country practice exemption” with respect to the quorum requirements. As permitted under the Companies Law pursuant to our amended and restated articles of association to be effective upon the closing of this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ listing requirements.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ, subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NASDAQ listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ listing requirements applicable to domestic issuers. For more information, see “Risk Factors – We are an ‘emerging growth company’ and a ‘foreign private issuer,’ and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our ordinary shares less attractive to investors” and “Risk Factors – We are a ‘foreign private issuer’ and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.”

Board of Directors

Under the Israeli Companies Law, 5759-1999, or the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of at least              and not more than              directors, including at least two external directors. Our board of directors will consist of nine directors, including two external directors. The external directors are nominated by our board of directors and are subject to election at a meeting of our shareholders to be held no later than three months following the closing of this offering. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, and our amended and restated articles of association provide that directors (other than external directors) are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting. We have only one class of directors.

Prior to this offering, our directors were elected in accordance with the terms of our articles of association then in effect:

•	Dr. Shapiro was appointed as an industry expert by a majority of the other directors, which included representatives of our major shareholders.

•

Prof. Harats was entitled to be a board member for so long as Prof. Harats is either (i) the chief executive officer of our company; or (ii) a holder of 3% or more of our issued and outstanding share capital;

•	Mr. Gonczarowski was appointed by J.J.D. Holdings G.P., A.J.J.G. Technology Investments 2003 and Inspe Aktiengesellschaft on behalf of the holders of the Series A preferred shares;

•	Dr. Gelvan was appointed by Aurum Ventures M.K.I. Ltd.;

•	Ms. Alon was appointed by persons affiliated with Pitango Venture Capital;

•	Mr. Zeitlin was appointed by the Keffi Group VI LLC on behalf of the holders of the Series D preferred shares; and

•	Prof. Ruth Arnon was appointed by a majority of the other directors, which included representatives of our major shareholders.

Upon the adoption of our amended and restated articles of association to be effective upon the closing of this offering, the rights set forth in the current articles will be terminated and no additional agreements will exist with respect to the nomination of our board members.

Upon the closing of this offering, we will comply with NASDAQ rules that a majority of our directors are independent. Our board of directors has determined that              of our directors are independent under such rules. The definition of “independent director” under NASDAQ rules and “external director” under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under NASDAQ rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under NASDAQ rules specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

In accordance with the exemption available to foreign private issuers under NASDAQ rules, we do not intend to follow the requirements of NASDAQ rules with regard to the process of nominating directors, and instead, will follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. See “—Corporate Governance Practices” for more information.

Under the Companies Law and our amended and restated articles of association, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our company secretary (or, if we have no such company secretary, our chief executive officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election, and that all of the information that is required under the Companies Law to be provided to us in connection with such election has been provided.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors.”

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, we are required to have at least two directors who qualify as external directors. The appointment as external directors shall be made by a resolution of the general meeting of our shareholders no later than three months following the completion of this offering, and we intend to hold a shareholders meeting within three months of the completion of this offering to seek approval for the appointment of two qualifying candidates as external directors.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•

the total number of shares voted against the election of the external director by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder does not exceed 2% of the aggregate voting rights in the company).

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected to serve in that capacity for additional three year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the nominating shareholder, the external director and certain of their related parties meet additional independence requirements; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for companies traded on certain foreign stock exchanges, including The NASDAQ Global Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company, and provided that (ii) the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of prohibited relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•

service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director were appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term office holder is defined under the Companies Law as the general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director, or a manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided with a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child, and for one year with respect to other relatives of the former external director.

If, at the time at which an external director is appointed, all members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ listing rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed other higher education, in the primary field of business of the company or a field which is relevant to his or her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in a company’s primary field of business, or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that              has accounting and financial expertise and possesses professional qualifications as required under the Companies Law.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Leadership Structure of the Board

In accordance with the Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Dr. Shapiro to serve as chairman of the board of directors.

Committees of the Board of Directors

Upon the closing of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Under the Companies Law, we will be required to appoint an audit committee following the closing of this offering. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director who derives most of his or her income from a controlling shareholder, nor a controlling shareholder or a relative thereof.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•

he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

•

he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Under the NASDAQ listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise. Upon the consummation of this offering, our audit committee will consist of                 ,                  and                 , and will be chaired by         .                  is an audit committee financial expert as defined by the Securities and Exchange Commission rules and all of the members of our audit committee have the requisite financial literacy as defined by the NASDAQ Stock Market rules. Each of             ,              and             is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ. Upon election by our shareholders of our external directors following this offering as prescribed by the Companies Law, our audit committee will be reconstituted to include our two external directors, one of whom will be the chairperson of the committee.

Our board of directors has adopted an audit committee charter to be effective upon the listing of our shares on The NASDAQ Global Market setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and NASDAQ rules as well as the requirements for such committee under the Companies Law, including the following:

•

oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law, our audit committee is responsible for:

•

determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•

determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “—Approval of Related Party Transactions Under Israeli Law”);

•	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

•	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•

examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions Under Israeli Law”), unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Following the listing of our ordinary shares on The NASDAQ Global Market, our compensation committee will consist of             ,              and              .                  will serve as the chairman of the compensation committee. Upon election by our shareholders of our external directors following this offering as prescribed by the Companies Law, our compensation committee will be reconstituted to include our two external directors, one of whom will be the chairperson of the committee.

We chose to rely upon the exemption available to foreign private issuers under the listing requirements of the NASDAQ Stock Market with respect to the determination of the compensation of our chief executive officer and other executive officers, and, in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our board of directors), we have a compensation committee in compliance with the Israeli Companies Law. See “—Corporate Governance Practices.” However, all of the current members of our compensation committee are independent.

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. We do not have a controlling shareholder and therefore our external directors will not comprise the majority of the members appointed to our compensation committee.

Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority. A Special Majority approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We will be required to adopt a compensation policy within nine months following the listing of our ordinary shares on The NASDAQ Global Market.

Our compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise, and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors;

•	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•

as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•

the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•

recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Corporate Governance Committee

Following the listing of our ordinary shares on The NASDAQ Global Market, our nominating and corporate governance committee will consist of              and             , and will be chaired by             . Each of the members of our nominating and corporate governance committee are independent under the listing requirements of The NASDAQ Global Market.

Our board of directors has adopted a nominating and governance committee charter to be effective upon the listing of our shares on The NASDAQ Global Market that will set forth the responsibilities of the nominating and governance committee which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We intend to appoint an internal auditor following the closing of this offering.

An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder or director of the company; or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

A “personal interest” is defined under the Companies Law to include a personal interest of any person in an act or transaction of a company, including the personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to a Special Majority approval. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority approval. If shareholders of a company do not approve the compensation terms of office holders, other than directors, but including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable)

determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “—External Directors” for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and a Special Majority, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

Shareholders’ Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at general meetings of shareholders and class meetings of shareholders with respect the following matters:

•	an amendment of the articles of association or memorandum of association of the company;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. A company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, an Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•

financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify or insure an office holder against any of the following:

•

a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company and to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, by the shareholders.

Our amended and restated articles of association to be effective upon the closing of this offering will allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law. As of the date of this offering, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the Securities and Exchange Commission. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.vblrx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the Securities and Exchange Commission. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2013, was $2.8 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the years ended December 31, 2012 and 2013 in the amount of $0.6 million and the estimated fair value of share based compensation (options to buy ordinary shares) in the amount of $0.4 million. In addition, as of December 31, 2013, options to purchase 191,281 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan adopted in 2000, or the 2000 Plan, at a weighted average exercise price of $9.76 per share, and options to purchase 98,013 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan adopted in 2011, or the 2011 Plan, at an exercise price of $14.92 per share.

Employment and Services Agreements with Executive Officers and Directors

We have entered into written employment agreements with each of Dror Harats, Erez Feige, Jacob George, Amos Ron, Yael Cohen, Eyal Breitbart and Naamit Sher. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of 24 months following termination of the respective officer’s employment. In addition, we are required to provide notice of between three and six months prior to terminating the employment of such executive officers other than in the case of a termination for cause. Other than with respect to Prof. Harats, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements. Prof. Harats’s agreement provides for six months of severance in the event Prof. Harats’s employment is terminated by us without cause or terminated by Prof. Harats for good reason. Pursuant to his employment agreement, “Cause” means Prof. Harats’s conviction of any felony related to our business, a serious breach of trust by Prof. Harats, including theft, embezzlement of our funds, self dealing, prohibited disclosure of confidential or proprietary information and Prof. Harats’s engagement in any prohibited business competitive to our own, Prof. Harats’s disregard of lawful instructions of our board of directors with respect to his duties to us following notice, or Prof. Harats’s willful failure to perform any of his fundamental functions or duties. Pursuant to his employment agreement, “Good reason” means a material reduction in Prof. Harats’s status, title, position or responsibilities, a reduction in Prof. Harats’s salary which is not part of a general reduction in salary applicable to all of our employees, a failure by us to continue any material compensation or benefit plan, program or practice in which Prof. Harats is participating, or a material breach by us of any provision of Prof. Harats’s employment agreement.

In addition, we have entered into compensation agreements with certain of our directors. The amounts payable pursuant to these arrangements have been approved by our board of directors and shareholders.

Our directors do not receive compensation for their service as our directors or otherwise, unless such compensation is approved by our compensation committee, then by the board of directors followed by the shareholders. The compensation of our directors may be fixed, as an all-inclusive payment or as payment for participation in meetings, or as a combination thereof. In addition, such compensation may include: (i) in the case of a director who is also an officer, a salary or other compensation in respect of his or her work as an officer, as may be agreed upon by the director and us; and (ii) reimbursement of expenses, including travel expenses, expended in connection with his or her duties as a member of the board of directors.

Share Incentive Plans

The 2000 Plan and the 2011 Plan allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan; however, expired options under the 2000 Plan increase the pool reserved for allocation under the 2011 Plan. As of December 31, 2013, we had reserved up to 451,356 ordinary shares under the option plans. As of December 31, 2013, options to purchase an aggregate of 353,909 ordinary shares were outstanding, 7,841 had been exercised and 974 had been transferred to the beneficiary holders.

The plans are designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version]—1961, as amended, mainly Sections 102 and 3(i), or the Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares. Section 3(i) does not provide for a similar tax benefits.

The plans may be administered by our board of directors either directly or upon the recommendation of a committee appointed by our board of directors.

The compensation committee recommends to the board of directors, and the board of directors determines or approves the eligible individuals who receive options under the plans, the number of ordinary shares covered by those options, the terms under which such options may be exercised, and other terms and conditions of the options, all in accordance with the provisions of the plans. Option holders may not transfer their options except in the event of death or if the compensation committee determines otherwise. Our compensation committee or board of directors may at any time amend or terminate each of the plans; however, any amendment or termination may not adversely affect any options or shares granted under such plan prior to such action.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

Employee Share Ownership and Option Plan (2000)

In February 2000, we adopted the 2000 Plan, which was amended and restated in 2003 due to changes in applicable tax law. The original term of the 2000 Plan was ten years. In 2013, the terms of outstanding options were extended by 10 years.

Each option granted under the 2000 Plan entitles the grantee to purchase one of our ordinary shares. The options granted under the 2000 Plan generally vest during a four-year period following the date of the grant in three installments: 50% of the options vest two years following the grant date, 25% of the options vest three years following the grant date and the remaining 25% of the options vest four years following the grant date. The options under the plan expire ten years after the date of grant if not exercised earlier.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options. In the event of certain transactions, such as an acquisition, or a merger or reorganization or a sale of all or substantially all of our assets, there shall be an acceleration of exercise of unvested options, immediate or otherwise, which depends on, among other things, the nature of such transaction, and provided that in case of merger or consolidation the surviving corporation does not assume the options or substitute them with appropriate options in the surviving corporation.

In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 90 days following termination without cause. If an option holder’s employment with us terminates due to disability (as determined by the board of directors) or if the termination of employment results from his or her death or due to retirement after age 60, then with the approval of the board of directors, the option holder or his or her estate (as applicable) has twelve months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from cause, his or her outstanding options will expire upon termination.

Employee Share Ownership and Option Plan (2011)

In April 2011, we adopted the 2011 Plan. The term of the 2011 Plan is twenty years. Each option granted under the 2011 Plan entitles the grantee to purchase our ordinary shares. The options granted under the 2011 Plan generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest one year following the grant date, and additional 1/16 of the options vest at the end of each subsequent quarter over the course of the following three years. The options expire twenty years after the date of grant if not exercised earlier.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options. Unless otherwise determined by the board of directors, upon the consummation of certain kinds of transactions, such as a liquidation, a merger, reorganization or sale of all or substantially all of our assets, any unexercised outstanding options shall expire, provided that in case of merger or consolidation or the sale, transfer or exchange of all or substantially all our assets or shares, the surviving corporation does not assume the options or substitute them with appropriate options in the surviving corporation.

In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 90 days following termination without cause. If an option holder’s employment with us terminates due to disability (as determined by the board of directors) or if the termination of employment results from his or her death then the option holder or his or her estate (as applicable) has twelve months to exercise the option. If an option holder retires from our company, then, with the approval of the board of directors, the option holder or his or her estate (as applicable) has six months to exercise the option. If termination of employment results from cause, his or her outstanding options will expire upon termination. No option may be exercised after its scheduled expiration date.

RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2011.

We have adopted a written policy, effective upon the completion of this offering, which provides that the approval of the audit committee is required to effect specified actions and transactions with our directors, executive officers and controlling shareholders, or in which such persons have an interest. See “Management—Approval of Related Party Transactions Under Israeli Law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an executive officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights. The transactions described below were entered into prior to the adoption of this policy.

Issuances of Securities

We issued and sold an aggregate of 1,247,369 Series D preferred shares under certain share purchase agreements between March 2008 and January 2011, all of which will be converted into ordinary shares immediately prior to this offering, for an aggregate purchase price of approximately $62.9 million, which we refer to as our Series D financing. The table below sets forth the number of the Series D preferred shares purchased by our executive officers, directors and entities that, as of the date of this prospectus, beneficially own more than 5% of our outstanding ordinary shares, assuming the conversion of all of outstanding preferred shares, and the number of ordinary shares resulting from the conversion of such preferred shares immediately prior to the closing of this offering:

Shareholders	Shares of Series D Preferred	Number of Ordinary Shares Resulting from the Conversion of Series D Preferred Shares
Keffi Group VI LLC	594,530	594,530
Aurum Ventures M.K.I. Ltd	277,448	277,448
A.J.J.G. Technology Investments (2003) Ltd.	26,943	26,943
Mr. Jecheskiel Gonczarowski	103,612	103,612
Inspe Aktiengesellschaft	4,185	4,185
Pitango Venture Capital Fund IV L.P.	119,089	119,089
Pitango Venture Capital Principals Fund IV L.P.	2,572	2,572

Mr. Gonczarowski, who is affiliated with J.J.D. Holdings, Mr. Zeitlin, who is affiliated with The Keffi Group V LLC and The Keffi Group VI LLC (the former is expected to become our shareholder upon the expected closing of the Series E financing), Dr. Gelvan, who manages the life science holdings of Aurum Ventures M.K.I. Ltd., and Ms. Alon, who is affiliated with Pitango Venture Capital Fund IV LP and Pitango Venture Capital Principals Fund IV LP, are each members of our board of directors. See “Principal Shareholders” for a description of the affiliations between our directors and each of the other shareholders that participated in our Series D financing.

Convertible Loan

On April 30, 2013, we entered into an agreement for a convertible loan with several of our shareholders and related parties. The convertible loan agreement closed on July 1, 2013. Pursuant to the agreement, the lenders agreed to provide an aggregate loan amount of $10.0 million, which was convertible into (i) an aggregate of 256,394 Series D-1 preferred shares on the earlier of (a) immediately prior to the closing of an initial public offering or (b) May 16, 2014, or (ii) the same class of securities issued upon a financing round for investment in preferred shares, provided that such shares are senior to the Series D preferred shares in liquidation preference. The lenders also have the option to convert the loan amount before the occurrence of any of these events. The convertible loan bears an annual interest rate of 10%. The repayment of the loan amounts may be accelerated upon specified events.

The table below sets forth the convertible loan amount borrowed from our executives, directors and entities that, as of the date of this prospectus, beneficially own more than 5% of our outstanding ordinary shares, assuming the conversion of all our outstanding preferred shares, the number of Series D-1 preferred shares resulting from the conversion of the loan into equity and the number of ordinary shares resulting from the conversion of such preferred shares upon the earlier of April 30, 2014 and immediately prior to the closing of this offering:

Participating Lender	Amount provided by a Participating Lender	Series D-1 Preferred Shares Resulting from Conversion of Loan	Number of Ordinary Shares Resulting from the Conversion of Series D-1 Preferred Shares
The Keffi Group VI LLC	$3,685,863	94,770	189,540
Aurum Ventures M.K.I. Ltd.	3,601,220	92,594	185,188
Mr. Jecheskiel Gonczarowski	1,907,933	49,056	98,112

All such Series D-1 preferred shares will be converted into ordinary shares upon the earlier of April 30, 2014 and immediately prior to this offering. Mr. Gonczarowski, who is affiliated with J.J.D Holdings, Mr. Zeitlin, who is affiliated with The Keffi Group V LLC and The Keffi Group VI LLC (the former is expected to become our shareholder upon the expected closing of our Series E financing), and Dr. Gelvan, who manages the life science holdings of Aurum Ventures M.K.I. Ltd., are each members of our board of directors. See “Principal Shareholders” for a description of the affiliations between our directors and each of the other shareholders that participated in our convertible loan financing.

Rights of Appointment

Our current board of directors consists of seven directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. See “Management—Board of Directors.” All rights to appoint directors will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the first annual meeting of shareholders held after this offering. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

We are party to an investor rights agreement, pursuant to which certain of our shareholders are entitled to registration rights. Following the consummation of this offering, 2,750,466 of our ordinary shares will benefit from these registration rights. For more information regarding the registration rights granted under this agreement, see “Description of Share Capital—Registration Rights.”

Agreements with Directors and Officers

Indemnification Agreements

Prior to the completion of this offering, subject to shareholder approval, we intend to enter into new indemnification agreements with each of our current executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent such liabilities are not covered by insurance. See “Management—Approval of Related Party Transactions Under Israeli Law—Exculpation, Insurance and Indemnification of Directors and Officers.”

Employment and Services Agreements

We have entered into employment or services agreements with our executive officers and certain of our directors. See “Management—Employment and Services Agreements with Executive Officers and Directors.”

Options

Since our inception, we have granted options to purchase our ordinary shares to certain of our officers. We describe our option plans under “Management—Share Option Plans.”

Agreement with Prof. Jacob George

On January 24, 2010, we entered into an agreement, as amended on August 1, 2012, with Prof. Jacob George, our chief scientific officer, under which we waived any right in and to certain technology developed by Prof. George through research conducted at the Sourasky Medical Center relating to monoclonal antibodies targeting Eotaxin and Eotaxin receptors as therapeutic agent. The agreement further provides that in the event that Prof. George receives from Sourasky Medical Center any consideration in connection with, or as a result of, the exploitation of the intellectual property developed during his engagement therewith, then Prof. George is obligated to transfer to us 50% of such consideration.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2014 by:

•	each of our directors and executive officers;

•	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

•	all of our directors, director nominees and executive officers as a group.

Our major shareholders do not have voting rights that are different from our shareholders in general.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days after February 28, 2014. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of February 28, 2014, there were four holders of record of our ordinary shares in the United States, representing 27.0% of our outstanding share capital.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. All percentages in this table assume no exercise by the underwriters of their option to purchase up to an additional                  shares from us. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 6 Jonathan Netanyahu St., Or Yehuda, Israel 60376.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Prior to the Offering	After the Offering
5% Shareholders
The Keffi Group VI LLC (1)	784,070	26.2%
Aurum Ventures M.K.I. Ltd (2)	766,065	25.6
Persons affiliated with Pitango Ventures (3)	319,465	10.7
Persons affiliated with J.J.D. Holdings (4)	220,776	7.4
Executive Officers and Directors
Dr. Bennett M. Shapiro (5)	49,713	1.6
Prof. Dror Harats (6)	338,120	8.0
Dr. Erez Feige (7)	6,809	*
Prof. Jacob George (8)	56,233	1.9
Mr. Jecheskiel Gonczarowski (9)	422,500	14.1
Dr. Dan J. Gelvan	—
Mr. Jide J. Zeitlin (1)	784,070	26.2
Prof. Ruth Arnon	—
Ms. Ruth Alon (10)	—
Mr. Amos Ron (11)	7,809	*
Dr. Yael Cohen (12)	7,583	*
Dr. Eyal Breitbart (13)	10,458	*
Dr. Naamit Sher (14)	7,583	*
Adv. Ayelet Horn (15)	16,069	*
All executive officers and directors as a group (14 Persons) (16)	1,623,624	49.4

*	Less than 1%

(1)	These shares may be deemed to be beneficially owned by Jide Zeitlin, our director and president of The Keffi Group VI LLC. The address of The Keffi Group VI LLC is 500 Fifth Avenue, New York, New York 10110.

(2)	Consists of 766,065 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. Mr. Kahn disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

(3)	Consists of 312,712 shares held by Pitango Venture Capital Fund IV L.P. and 6,753 shares held by Pitango Venture Capital Principals Fund IV L.P. (collectively, the “Pitango Funds”). The Pitango Funds are managed by their sole general partner, Pitango V.C. Fund IV, L.P., the sole general partner of which is Pitango G.P. Capital Holdings Ltd., an Israeli company owned indirectly (through personal holding entities) by each of the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman, none of whom has sole voting or investment power of our shares and each of whom has shared voting and investment power of such shares. Ms. Alon is a General Partner of Pitango Ventures IV L.P., but does not have sole or shared voting or investment power over the shares held by the Pitango Funds. The address of the Pitango Funds is 11 HaMenofim Street, Building B, Herzliya, Israel 46725.

(4)	Consists of 54,787 shares held by J.J.D. Holdings G.P., 136,308 shares held by A.J.J.G. Technology Investments 2003, and 29,681 shares held by Inspe Aktiengesellschaft (collectively, the “J.J.D. Funds”). These shares may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our director and the chairman of the J.J.D. Funds.

(5)	Consists of (a) 5,431 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 12,386 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 31,896 shares exercisable within 60 days of February 28, 2014 held by Bennett M. Shapiro.

(6)

Consists of (a) 68,244 outstanding shares held by or for Prof. Harats; (b) options to purchase 103,250 shares exercisable within 60 days of February 28, 2014; (c) options to purchase 83,313 shares exercisable following the closing of this offering; (d) warrants exercisable for 7,096 shares within 60 days of February 28, 2014; and (d) 76,217 shares issuable upon closing of this offering pursuant to certain anti-dilution rights set forth in our articles of association.

(7)	Consists of options to purchase 6,809 shares exercisable within 60 days of February 28, 2014.

(8)	Includes options to purchase 20,283 shares exercisable within 60 days of February 28, 2014.

(9)	Consists of (a) 220,776 shares held by the J.J.D. Funds, which may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our director and the chairman of the J.J.D. Funds and (b) 201,724 outstanding shares held by Jecheskiel Gonczarowski.

(10)	Ms. Alon is a General Partner of Pitango Ventures IV L.P., but does not have sole or shared voting or investment power over the shares held by the Pitango Funds.

(11)	Consists of options to purchase 7,809 shares exercisable within 60 days of February 28, 2014.

(12)	Consists of options to purchase 7,583 shares exercisable within 60 days of February 28, 2014.

(13)	Consists of options to purchase 10,458 shares exercisable within 60 days of February 28, 2014.

(14)	Consists of options to purchase 7,583 shares exercisable within 60 days of February 28, 2014.

(15)	Consists of (a) options to purchase 8,984 shares exercisable within 60 days of February 28, 2014 held by Ayelet Horn; (b) a warrant exercisable for 3,954 shares within 60 days of February 28, 2014 held by SR Horn Assets Ltd., a company jointly owned by Ayelet Horn and Yuval Horn; and (c) 3,131 outstanding shares held by Yuval Horn. Ayelet Horn may be deemed to beneficially own the shares held by Yuval Horn by virtue of her marital relationship with Yuval Horn.

(16)	Consists of (a) options to purchase 204,655 shares exercisable within 60 days of February 28, 2014; (b) warrants exercisable for 11,050 shares within 60 days of February 28, 2014; (c) 1,331,702 outstanding shares; and (d) 76,217 shares issuable upon closing of this offering pursuant to certain anti-dilution rights set forth in our articles of association.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated articles of association to be effective upon the closing of this offering are summaries and do not purport to be complete.

General

Upon the closing of this offering, our authorized share capital will consist solely of                      ordinary shares, par value NIS 0.01 per share, of which                  shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Share History

The following is a summary of the history of our share capital for the last three years.

•	Since January 1, 2011, we have issued and sold 6,000 ordinary shares pursuant to the exercise of share options.

•	In January 2011, we issued 76,240 shares of our Series D preferred shares at $50.46 per share to 11 investors.

In April 2014, we entered into a subscription agreement, under which we will issue and sell Series E preferred shares. The closing of this sale is expected to occur on May 15, 2014.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-289976-6. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—External Directors.”

Under our amended and restated articles of association, our board of directors must consist of not less than five but no more than nine directors, not including two external directors as required by the Companies Law. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Companies Law. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management—External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may otherwise only distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power. One or more shareholders, holding 1% or more of the outstanding voting power, may ask the board to add an item to the agenda of a prospective meeting, if the proposal merits discussion at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•

the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and our amended and restated articles of association require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum. See “Management—Corporate Governance Practices” for more information.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Management—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority vote of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. An exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Registration Rights

Our investor rights agreement entitles our preferred shareholders to certain registration rights following the closing of this offering. In accordance with this agreement, and subject to conditions described below, the following executives, directors and entities, which as of the date of this prospectus beneficially own more than 5% of our ordinary shares, assuming the conversion of all of outstanding preferred shares into ordinary shares, are entitled to registration rights: Jecheskiel Gonczarowski, The Keffi Group VI LLC, persons and entities affiliated with Aurum Ventures, Pitango Ventures and persons and entities affiliated with J.J.D. Holdings.

Form F-1 Demand Rights.    Upon the request of the holders of more than 50% of the shares held by our former preferred shareholders given more than 180 days after the effective date of the registration statement related to this offering, we are required to file a registration statement on Form F-1 in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect more than two registrations on Form F-1 in the aggregate and not more than one registration in any 12 month period and we are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $6.0 million.

Form F-3 Demand Rights.    After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least six months after the date of this prospectus, upon the request of the holders of more than 20% of the shares held by our former preferred shareholders, we are required to file a registration statement on Form F-3 in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on Form F-3 more than twice in any 12 month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $2.0 million.

Piggyback Registration Rights.    Following this offering, shareholders holding registrable securities will also have the right to request that we include their registrable securities in any registration statement filed by us in the future for the purposes of a public offering for cash, subject to specified exceptions.

Cutback.    In the event that the managing underwriter advises the registering shareholders that marketing factors require a limitation on the number of shares that can be included in a registered offering, the shares will be included in the registration statement in an agreed order of preference among the holders of registration rights. The same preference also applies in the case of a piggyback registration, but we have first preference and the number of shares of shareholders that are included may not be less than 30% of the total number of shares included in the offering.

Termination.    All registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of this offering and, with respect to any of our holders of registrable securities that holds less than 1% of our outstanding shares, when the shares held by such shareholder can be sold within a 90 day period under Rule 144.

Expenses.    We will pay all expenses in carrying out the foregoing registrations other than selling shareholders’ underwriting discounts and transfer taxes.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, provided that there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) outstanding shares representing at least 5% of the voting power of the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

The Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Warrants

As of December 31, 2013, warrants to purchase 11,050 ordinary shares were issued and outstanding at a weighted average exercise price of $3.98 per ordinary share. The expiration dates of these warrants range from May 26, 2016 to December 1, 2021.

Transfer Agent and Registrar

Upon the listing of our ordinary shares for trading on The NASDAQ Global Market our transfer agent in the United States will be             .

Listing

We intend to apply for the listing of our ordinary shares on The NASDAQ Global Market under the symbol “VBLX.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have outstanding                  ordinary shares. All of the ordinary shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our shares, and while our ordinary shares have been approved to be quoted on The NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ordinary shares. All of the ordinary shares held by our existing shareholders upon closing of this offering will be available for sale in the public market after the expiration or waiver of the lock-up arrangements described below.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately                  immediately after this offering, or the average weekly trading volume of our shares on The NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.”

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to                  ordinary shares, in the aggregate, issued or reserved for issuance under our equity plans. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

As of December 31, 2013, options to purchase a total of 451,356 reserved and 357,863 ordinary shares were granted under our 2000 Plan and our 2011 Plan,                  of which will be vested upon the closing of this offering. All of our ordinary shares issuable under these options are subject to the lock-up agreements with the underwriters.

Registration Rights

After the offering, the holders of 2,750,466 ordinary shares will be entitled to registration rights. For more information on these registration rights, see “Description of Share Capital—Registration Rights.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that may benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

amortization over an eight-year period of the cost of patents and rights to use patents and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise;

•	under certain conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

As we have not generated income yet, there is no assurance that we qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in productive assets, such as production facilities, by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of the Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (“FIC”), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share capital and loans, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis.

If a company elects the alternative benefits track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period it will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable without the tax exemption under the alternative benefits track. In addition, dividends paid out of income attributed to an Approved Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to repay the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest.

We do not have Approved Enterprise programs.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain an Approved Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the alternative benefits track directly in its tax returns, provided that it meets the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including a minimum qualifying investment in certain productive assets as specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years culminating with the end of the Benefited Enterprise election year.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the beginning of the Benefited Enterprise election year, depending on the location of the Benefited Enterprise. We informed the Israeli Tax Authority of our choice of 2012 as a Benefited Enterprise election year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, in a given tax year during the benefits period, it would generally not be eligible for tax benefits during such tax year; however, the company’s eligibility for tax benefits in prior and future years should not be impacted.

We currently have one Benefited Enterprise program under the Investments Law, which, we believe, may entitle us to certain tax benefits. The tax benefit period for this program has not yet commenced but is expected to end no later than the end of tax year 2023 or tax year 2025. During the benefits period, which shall commence with the year we will first earn taxable income relating to such enterprise, subject to the 12 or 14 year limitation described above, and shall run for a period of up to 10 years (assuming FIC status), a corporate tax exemption is expected to apply with respect to the taxable income from our Benefited Enterprise program (once generated) generated during the first two years of the benefits period (so long as it remains undistributed) and reduced corporate tax rates are expected to apply to such taxable income generated in the remaining years of the benefits period.

There is no assurance that our future taxable income will qualify as Benefited Enterprise income or that the benefits described above will be available to us in the future.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, in 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9%. It should be noted, that the classification of income generated from the provision of usage rights in know-how or software that were developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income is subject to the issuance of a pre-ruling from the Israel Tax Authority stipulating that such income is associated with the productive activity of the Preferred Enterprise in Israel.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies that may be eligible for tax benefits under the Approved Enterprise or Benefited Enterprise regimes. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (1) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain other conditions, (2) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met, and (3) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have examined the potential Israeli tax implications associated with the adoption and implementation of the provisions of the 2011 Amendment and have decided, at this time, not to apply the new benefits under the 2011 Amendment. There is no assurance that our future taxable income will qualify as Preferred Enterprise income or that the benefits described above will be available to us in the future.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Taxation of Our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the Company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as such capital gains were not attributable to a permanent establishment that the non-resident maintains in Israel.

However, non-Israeli resident corporations will not be entitled to the foregoing exemption if the Israeli residents: (i) have a controlling interest, directly or indirectly, alone, together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, of more than 25% in one or more of the means of control in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (1) is a U.S. resident (for purposes of the treaty), (2) holds the shares as a capital asset, and (3) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (1) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel, (2) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding the disposition, subject to certain conditions, or (3) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence, subject to receipt of a valid certificate from the Israeli Tax Authority allowing for such reduced rate. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable withholding tax rate is 30%. Furthermore, an additional 2% tax might be applicable to individual shareholders if certain conditions are met. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Securities Law, 1968), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. Unless a reduced tax rate is provided under an applicable tax treaty, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise, while a 20% rate applies if the dividend is distributed from income attributed to a Preferred Enterprise. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax considerations to U.S. Holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	certain former citizens or long term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	persons that acquire ordinary shares as a result of holding or owning our preferred shares;

•	persons whose “functional currency” is not the U.S. dollar; or

•	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will generally be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below). The Company, which is incorporated under the laws of the State of Israel, believes that it qualifies as a resident of Israel for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, signed on November 20, 1975, as amended and currently in force, or the U.S.-Israel Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, if the U.S.-Israel Tax Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements are met. The dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

U.S. Holders generally may claim the amount of Israel withholding tax withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Israeli income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. Holder. Each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Considerations

If we are classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

We must determine our PFIC status annually based on tests which are factual in nature, and our status will depend on our income, assets and activities each year. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from this offering in our business.

However, because we had no revenue-producing operations, we believe that we were a PFIC for our 2013 taxable year. Unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC for our current taxable year and thereafter.

If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder.

We do not currently intend to provide the information necessary for U.S. Holders to make qualified electing fund elections. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Certain Reporting Requirements With Respect to Payments of Offer Price

U.S. Holders paying more than U.S. $100,000 for our ordinary shares generally may be required to file IRS Form 926 reporting the payment of the Offer Price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain shareholders. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2014, we have agreed to sell to the underwriters named below, for whom Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC are acting as joint bookrunning managers of the offering and as representatives of the underwriters, the following respective numbers of ordinary shares:

Underwriter	Number of Ordinary Shares
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
JMP Securities LLC
Oppenheimer & Co. Inc.

Total

The address of Deutsche Bank Securities Inc. is 60 Wall Street, 2nd Floor, New York, New York 10005. The address of Wells Fargo Securities, LLC is 375 Park Avenue, 4th Floor, New York, New York 10152.

Subject to certain conditions, the underwriting agreement provides that the underwriters are obligated to purchase all the ordinary shares in the offering if any are purchased, other than those ordinary shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional ordinary shares at the initial public offering price less the estimated underwriting discounts and commissions. The option may be exercised only to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above.

The underwriters propose to offer the ordinary shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per ordinary share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have agreed to pay underwriting discounts and commissions of     % of the gross proceeds of the offering. The following table summarizes the underwriting discounts and commissions we will pay:

	Without Exercise	With Exercise
Per Share	$	$
Total	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ordinary shares being offered.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million, which includes no more than $         that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus, subject to specified limited exceptions.

Our officers and directors and all of our share and option holders have agreed, subject to specified limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the ordinary shares on The Nasdaq Global Market under the trading symbol “VBLX.”

In connection with the offering the underwriters may engage in stabilizing transactions, purchases to cover positions created by short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Short sales involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares for which the underwriters’ option described above may be exercised. In a naked short position, the number of shares involved is greater than the number of shares for which the underwriters’ option described above may be exercised. The underwriters may close out any covered short position by exercising their option to purchase or by purchasing shares in the open market, or both.

•

Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase. If the underwriters sell more shares than could be covered by their option to purchase, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ordinary shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

The distribution of the shares in Canada is being made only in the provinces of Ontario and Quebec on a private placement basis such that the shares may be sold only to purchasers resident in those provinces purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ordinary shares and is directed only at investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or , where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer of ordinary shares is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and will not be provided, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar to any other person. This offer shall in no way be construed as a general public offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus supplement, the accompanying prospectus and the ordinary shares have not been registered with, approved or licensed by the Qatar Central Bank or the Qatar Financial Markets Authority or any other regulator in the State of Qatar and may not be publicly distributed. The information contained in this prospectus supplement and the accompanying prospectus is for the recipient only and may not be shared with any third party in Qatar. They are not for general circulation in the State of Qatar, and any distribution or reproduction of this prospectus supplement or the accompanying prospectus by the recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This document (this prospectus supplement and accompanying prospectus) may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and where each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that corporation or trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares of our ordinary shares, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Notice to Prospective Investors in the United Arab Emirates

UAE. The offering contemplated hereunder has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), the Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of shares in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, or otherwise. The ordinary shares may not be offered to the public in the UAE and/or any of the free zones. The ordinary shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Dubai International Financial Centre. This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ordinary shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering. All amounts listed below are estimates except the SEC registration fee, NASDAQ listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Itemized expense	Amount
SEC registration fee	$
FINRA filing fee
NASDAQ Global Market listing fee
Printing and engraving expenses
Transfer agent and registrar fees
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Horn & Co, Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•

the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Horn & Co, Law Offices, Tel Aviv, Israel. On the date of this prospectus, the partners and associates of Horn & Co, Law Offices, own beneficially, directly or indirectly, in the aggregate, less than 1% of the securities of our company. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gornitzky & Co., Tel Aviv, Israel, with respect to Israeli law, and by Cooley LLP, Reston, Virginia, with respect to U.S. law.

EXPERTS

The financial statements as of December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern, as described in note 1 to the financial statements) of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Kesselman & Kesselman are located at Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading.

We also maintain a website at http://www.vblrx.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VASCULAR BIOGENICS LTD.

We have audited the accompanying statements of financial position of Vascular Biogenics Ltd. (the “Company”) as of December 31, 2012 and 2013 and the related statements of comprehensive loss, changes in equity (capital deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013 and the results of its operations, changes in equity (capital deficiency) and cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

As discussed in Note 1a to the financial statements, the Company has recurring losses for the period from inception through December 31, 2013 and presently the Company does not have sufficient cash and other resources to meet its development plans in the following twelve months. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1a. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel	Kesselman & Kesselman

March 24, 2014	Certified Public Accountants (lsr.)

A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31,		Pro forma Shareholders’ Equity
	Note	2012	2013	2013
				(unaudited)
		U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	5a	$5,936	$9,377
Short-term bank deposits	5b	8,023	1,494
Other current assets	12a	663	507

Total current assets		14,622	11,378

Non-current assets:
Property and equipment	6	573	436
Long-term prepaid expenses		29	13

Total non-current assets		602	449

Total assets		$15,224	$11,827

Liabilities and equity (capital deficiency)
Current liabilities:
Accounts payable:
Trade		$1,309	$1,348
Other	12b	1,115	2,897

Total current liabilities		2,424	4,245

Non-current liabilities:
Convertible loan	8	—	31,039
Severance pay obligations, net	7	128	126

Total non-current liabilities		128	31,165

Total liabilities		2,552	35,410

Commitments	9
Equity (capital deficiency):	10
Ordinary Shares, NIS 0.01 par value:
Authorized—as of December 31, 2012 and 2013, 2,369,005 and 2,044,005 shares, respectively; issued and outstanding—as of December 31, 2012 and 2013, 244,053 shares		1	1	$8
Preferred Shares, NIS 0.01 par value:
Authorized—as of December 31, 2012 and 2013, 2,630,995 and 2,955,995 shares, respectively; issued and outstanding—as of December 31, 2012 and 2013, 2,237,678 shares		7	7	—
Other comprehensive income		7	29	29
Additional paid in capital		105,040	86,133	117,172
Accumulated deficit		(92,383)	(109,753)	(109,753)

Total equity (capital deficiency)		12,672	(23,583)	$7,456

Total liabilities and equity (capital deficiency)		$15,224	$11,827

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
	Note	2012	2013
		U.S. dollars in thousands
Research and development expenses, net	12c	$10,572	$13,508
General and administrative expenses	12d	1,897	2,452

Operating loss		12,469	15,960

Financial income	14	(295)	(240)
Financial expenses:
Loss from change in fair value of convertible loan	8,14	—	1,638
Other financial expenses	14	51	12

Financial expenses (income), net		(244)	1,410

Loss		12,225	17,370
Other comprehensive income:
Items that will not be reclassified to profit or loss: Re-measurements of post-employment benefit obligation		(7)	(22)

Comprehensive loss		$12,218	$17,348

		U.S. dollars
Loss per Ordinary Share:
Basic and diluted	13	$50.09	$71.17

Pro forma loss per share (unaudited):
Basic and diluted

Weighted average number of Ordinary Shares used in computing pro forma loss per share (unaudited):
Basic and diluted

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Number of shares		Ordinary Shares	Preferred Shares	Other comprehensive income	Additional paid in capital	Accumulated deficit	Total
	Ordinary	Preferred	U.S. dollars in thousands
Balance at January 1, 2012	244,053	2,237,678	$1	$7	$—	$104,575	$(80,158)	$24,425
Changes during the year ended December 31, 2012:
Comprehensive loss	—	—	—	—	7	—	(12,225)	(12,218)
Share based payments-value of employees and non-employees services	—	—	—	—	—	465	—	465

Balance at December 31, 2012	244,053	2,237,678	1	7	7	105,040	(92,383)	12,672
Changes during the year ended December 31, 2013:
Comprehensive loss	—	—	—	—	22	—	(17,370)	(17,348)
Excess of fair value of convertible loan, at date of inception, over the amount received	—	—	—	—	—	(19,401)	—	(19,401)
Share based payments—value of employees and non-employees services	—	—	—	—	—	494	—	494

Balance at December 31, 2013	244,053	2,237,678	$1	$7	$29	$86,133	$(109,753)	$(23,583)

The accompanying notes are an integral part of the financial statements

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2012	2013
	U.S. dollars in thousands
Cash flows from operating activities:
Loss for the year	$(12,225)	$(17,370)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	(1,225)	4,194
Interest received	442	47

Net cash used in operating activities	(13,008)	(13,129)

Cash flows from investing activities:
Purchase of property and equipment	(155)	(32)
Short-term deposits, net	6,696	6,510

Net cash generated from investing activities	6,541	6,478

Cash flows from financing activities:
Convertible loan	—	10,000

Net cash generated from financing activities	—	10,000

Net Increase (decrease) in cash and cash equivalents	(6,467)	3,349
Cash and cash equivalents at beginning of the year	12,309	5,936
Exchange gains on cash and cash equivalents	94	92

Cash and cash equivalents at end of the year	$5,936	$9,377

Appendix A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$197	$169
Interest income	(252)	(28)
Loss from change in fair value of convertible loan	—	1,638
Exchange gains on cash and cash equivalents	(94)	(92)
Net changes in severance pay	14	20
Share based payments	465	494

	330	2,201

Changes in working capital:
Decrease (increase) in other current assets	(358)	156
Decrease in long term prepaid expenses	8	16
Increase (decrease) accounts payable:
Trade	81	39
Other	(1,286)	1,782

	(1,555)	1,993

	$(1,225)	$4,194

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 1—General Information

a.	General

Vascular Biogenics Ltd. (the “Company”) was incorporated on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, the Company changed its name to Vascular Biogenics Ltd. The Company is a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. Since its inception, the Company has been engaged in research and development activities.

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since the Company is engaged in research and development activities, it has not yet derived income from its activity and has incurred through December 31, 2013 accumulated losses in the amount of $109 million.

The Company’s management is of the opinion that its available funds as of December 31, 2013 will not allow the Company to execute its development plans in the upcoming year. Management is in the process of evaluating various financing alternatives in the public or private equity markets, as the Company will need to finance future research and development activities and general and administrative expenses through fund raising. The Company’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required until it becomes profitable. However, there is no certainty about the Company’s ability to obtain such funding.

These factors raise substantial doubt as to the Company’s ability to continue as a going concern.

These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on March 24, 2014.

Note 2—Summary of Significant Accounting Policies

a.	Basis of preparation of the financial statements

The financial statements of the Company as of December 31, 2012 and 2013 and for each of the two years ended on those dates have been prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The financial statements have been prepared under the historical cost convention, subject to adjustments in respect of revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Actual results could differ from those estimates and assumptions.

b.	Functional and presentation currency

1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in U.S. dollar ($), which is the Company’s functional and presentation currency.

2)	Transaction and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

All foreign exchange gains and losses are presented in the statements of comprehensive loss within financial income or expenses.

3)	Exchange rates and linkage basis

Set forth below are data regarding the exchange rates of certain currencies in relation to the U.S. dollar:

	Exchange rate of one Euro	Exchange rate of one NIS*
At end of year:
2012	1.318	0.268
2013	1.377	0.288
Increase during the year:
2012	2.0%	2.4%
2013	4.5%	7.5%

*	NIS—New Israeli Shekel

c.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (with original maturities of three months or less) that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

d.	Property and equipment

1)	All property and equipment (including leasehold improvements) are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the income statement during the period in which they are incurred.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

2)	The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Laboratory equipment	9-15
Computers	25-33
Office furniture and equipment	7

An asset’s carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

Leasehold improvements in buildings under operating leases are depreciated using the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

3)	Gains and losses on disposals are determined by comparing proceeds with the associated carrying amount. These are included in the statement of comprehensive loss.

e.	Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset fair value less costs to dispose and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

Through December 31, 2013, no impairment has been identified.

f.	Financial assets

1)	Classification

The Company classifies its financial assets as “Loans and Receivables.” The classification depends on the purpose for which each financial asset was acquired. The Company’s management determines the classification of financial assets at initial recognition.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s receivables include “other accounts receivable,” “cash and cash equivalents,” and “short-term bank deposits.”

2)	Recognition and measurement

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Company.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership of the assets.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

3)	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the statement of comprehensive loss.

As of December 31, 2013, the Company has not recognized impairment.

g.	Financial Liabilities

1)	Financial liabilities at fair value through profit or loss

This category includes the Company’s convertible loan, which was designated by management to be recorded at fair value through profit or loss (see note 8). The loan is convertible into a variable number of Preferred Shares.

Gains or losses arising from changes in the fair value of financial liabilities at fair value through profit or loss are presented in the statement of comprehensive loss under “financial income or expenses.”

2)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. In subsequent periods, the other financial liabilities are presented at amortized cost. Any difference between the consideration (net of transaction costs) and the redemption value is accreted to profit or loss over the term of the liability, using the effective interest method.

Financial liabilities are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period, in which case they are classified as noncurrent liabilities.

h.	Share capital

Ordinary and Preferred Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are included in equity as a deduction from the proceeds.

The Company’s Preferred Shares are convertible into Ordinary Shares upon the consummation of a qualified Initial Public Offering (“IPO”) (see also note 10). The conversion rate for the Preferred Shares is calculated by reference to the original issue price of the relevant Preferred Shares, adjusted for any share splits, share distributions and certain anti-dilution protections.

The anti-dilution protection is under the control of the Company and accordingly the Preferred Shares are classified as equity.

i.	Deferred income tax

Deferred taxes are recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

statements. However, deferred income taxes are not recognized if they arise from the initial recognition of an asset or liability which is not part of a business combination, which at the time of the transaction no effect on the profit or the loss—whether for accounting purposes or for tax reporting purposes.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

In the absence of expectation of taxable income in the future, no deferred tax assets have been recorded in the financial statements.

j.	Employee benefits

1)	Post employment benefit obligation

Israeli labor laws and the Company’s agreements require the Company to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law from the beginning of employment.

With respect to the remaining employees, which are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law only from January 1, 2010, the Company records a liability in its statement of financial position for defined benefit plans that represents the present value of the defined benefit obligation as of the statement of financial position date, net of the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Company’s management is of the opinion that Israel does not have a deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from adjustments to reflect actual experience and changes in actuarial assumptions are charged or credited to equity in other comprehensive loss in the period in which they arise.

An Amendment to IAS 19—“Employee Benefits”—became effective on January 1, 2013. The amendment replaces interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). Due to the implementation of the amendment, the Company recorded in 2012 and 2013, $7 thousand and $22 thousand, respectively, in other comprehensive loss.

2)	Vacation and recreation pay

Under Israeli law, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the length of the

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

employment period. The Company recognizes a liability and an expense for vacation and recreation pay, based on the entitlement of each employee.

k.	Share-based payments

The Company operates a number of equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is carried to accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) was determined as follows:

1)	Share based payments to employees and directors by reference to the fair value of the options granted at date of grant.

2)	Share based payments to service providers by reference to the fair value of the service provided.

Vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid-in capital.

When options are exercised, the Company issues new shares, with proceeds less directly attributable transaction costs recognized as share capital (par value) and additional paid-in capital.

l.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation. Provisions are measured by discounting the future cash outflow at a pretax interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The carrying amount of the provision is adjusted in each reporting period in order to reflect the passage of time and the changes in the carrying amounts are carried to the statement of comprehensive loss.

m.	Research and development expenses

Research expenses are charged to profit or loss as incurred. An intangible asset arising from development of the Company’s products is recognized if all of the following conditions are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use it or sell it;

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

•	There is an ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits; and

•

Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and costs associated with the intangible asset during development can be measured reliably.

Other development costs that do not meet the above criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

As of December 31, 2012 and 2013, the Company has not yet capitalized any development costs.

n.	Government grants

Government grants, which are received from the Israeli Office of Chief Scientist (the “OCS”) by way of participation in research and development that is conducted by the Company, fall within the scope of “forgivable loans,” as set forth in International Accounting Standard Number 20 “The Accounting Treatment of Government Grants and Disclosure in respect of Government Assistance” (“IAS 20”). The Company accounts for each forgivable loan as a liability unless it is reasonably assured that the Company will meet the terms of forgiveness, in which case the forgivable loan is accounted for as a government grant and recorded as a reduction to research and development expenses in the statement of comprehensive loss. In the event that grants were recorded to the statements of comprehensive loss, and in subsequent periods it has become “more likely than not” that royalties shall be paid to the OCS, then a liability is recorded. The Company recognizes each forgivable loan on a systematic basis provided that there is reasonable assurance that (a) the Company complies with the conditions attached to the grant, and (b) it is probable that the grant will be received. The amount of the forgivable loan is recognized based on a notice of approved payment from the OCS.

o.	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

p.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company operates in one operating segment.

q.	Fair value measurement

On January 1, 2013, IFRS 13 came into effect. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of ‘fair value’ and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting, but provide guidance on

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

how it should be applied where its use is already required or permitted by other standards within IFRS. IFRS 13 is applied prospectively as from January 1, 2013. The adoption of IFRS 13 did not have an effect on the Company’s financial statements.

r.	Loss per Ordinary Share

Basic earnings (loss) per share are calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares issued and outstanding during the year.

The diluted earnings (loss) per share is calculated by adjusting the weighted average number of outstanding Ordinary Shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of Preferred Shares and options granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2012 and 2013, as their effect would not have been dilutive.

s.	Unaudited pro forma shareholders’ equity information

Upon the completion of the Company’s initial public offering, all outstanding Preferred Shares will automatically convert into Ordinary Shares. The unaudited pro forma shareholders’ equity information gives effect to the conversion of the Preferred Shares, including the Preferred Shares expected to be issued upon conversion of the Convertible Loan, as of December 31, 2013.

t.	New standards, amendments to standards or interpretations

The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2013, and have not been early adopted:

IFRS 9 Financial instruments, is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The 2013 amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. The Company has not yet assessed the full impact of the standard.

Note 3—Critical Accounting Estimates and Judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 3—Critical Accounting Estimates and Judgements (Continued)

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Share-based payments

With respect to grants to employees, the value of the labor services received from them in return is measured on the date of grant, based on the fair value of the equity instruments granted to the employees. In order to measure the fair value of the labor service received, the Company first measured the share value by using the income approach method which is an analysis that involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued. Once the share value was estimated, the Company used the Black-Scholes model to value the equity instrument. Since the Company is not publicly traded, it looked for comparable companies in the healthcare sector to set the volatility assumption and estimated the equity instrument’s life.

The Company’s management estimates the fair value of the options granted to consultants based on the value of services receivable over the vesting period of the applicable options.

The value of the transactions, measured as aforesaid, is expensed over the period during which the right of the employees and non-employees to exercise or receive the underlying equity instruments vests; commensurate with every periodic recognition of the expense, a corresponding increase is recorded to additional paid-in capital, included under the Company’s equity (see also note 10).

The fair value of convertible loan

To determine the fair value of the convertible loan, the Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The estimated fair value of these loans might have changed had Company’s management used different estimates and assumptions.

Note 4—Financial Risk Management

a.	Financial risk management

1)	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit and interest risks and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4—Financial Risk Management (Continued)

Risk management is performed by the Chief Financial Officer of the Company, who identifies and evaluates financial risks in close cooperation with the Company’s Chief Executive Officer.

The Company’s finance department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. The Board of Directors provides guidelines for overall risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize exposure to market risk and credit risk, the Company invested the majority of its cash balances in highly-rated bank deposits.

The Company does not use financial instruments for hedging activity.

2)	Credit and interest risk

Credit and interest risk arises from cash and cash equivalents and deposits with banks. A substantial portion of the liquid instruments of the Company are invested in short-term deposits in a leading Israeli bank. The Company estimates that since the liquid instruments are mainly invested for the short-term and with a highly-rated institution, the credit and interest risk associated with these balances is immaterial.

3)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve (comprising cash and cash equivalents and deposits). This is generally carried out based on the expected cash flows in accordance with practice and limits set by the management of the Company.

The Company is in a research stage and has not yet generated revenues. It is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its investments and other activities. (See also note 1a).

4)	Market risk—Foreign exchange risk

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (the functional currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the dollar been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $21 thousand and $82 thousand in profit or loss for the years ended December 31, 2012 and 2013, respectively.

5)	Interest rate risk

The Company has no significant interest bearing liabilities except for the convertible loan. The Company’s interest rate risk arises from interest bearing cash deposits and other short term investments, and therefore the income and operating cash flows are

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4—Financial Risk Management (Continued)

dependent on changes in market interest rates. NIS cash deposits bear variable interest rate and the cash deposits in other currencies bear fixed interest rate.

b.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. It should be noted that the Company is in the research and development stage and has not yet generated revenues. (See also note 1a).

c.	Fair value of financial instruments

The different levels of valuation of financial instruments are defined as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs, other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments traded in active markets is based on quoted market prices at the dates of the statements of financial position.

A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

As of December 31, 2012 and 2013, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, accounts receivable and accounts payable) are assumed to approximate their carrying value.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4—Financial Risk Management (Continued)

d.	Classification of financial instruments by groups

	Loans and receivables	Total
As of December 31, 2012
Cash and cash equivalents	$5,936	$5,936
Bank deposits	8,023	8,023
Other current assets (except for prepaid expenses)	583	583

	$14,542	$14,542

As of December 31, 2013
Cash and cash equivalents	$9,377	$9,377
Bank deposits	1,494	1,494
Other current assets (except for prepaid expenses)	380	380

	$11,251	$11,251

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
As of December 31, 2012
Trade and other payable	$—	$2,424	$2,424

As of December 31, 2013
Trade and other payable	$—	$4,245	$4,245
Convertible loan (see note 8)	31,039	—	31,039

	$31,039	$4,245	$35,284

e.	Composition of monetary balances

The composition of financial instruments by currency:

As of December 31, 2012:

	Dollars	NIS	Pound sterling	Euro	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$2,361	$1,446	$377	$1,752	$5,936
Short term bank deposits	8,023	—	—	—	8,023
Other current assets	—	583	—	—	583

	10,384	2,029	377	1,752	14,542
Liabilities—
accounts payable and accrued expenses	598	1,489	192	145	2,424

Net assets (liabilities)	$9,786	$540	$185	$1,607	$12,118

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4—Financial Risk Management (Continued)

As of December 31, 2013:

	Dollars	NIS	Pound Sterling	Euro	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$7,035	$833	$13	$1,496	$9,377
Short-term bank deposits	—	839	—	655	1,494
Other current assets (except for prepaid expenses)	8	372	—	—	380

	7,043	2,044	13	2,151	11,251

Liabilities:
Accounts payable and accrued expenses	1,396	1,613	172	1,064	4,245
Convertible loan	31,039	—	—	—	31,039

	32,435	1,613	172	1,064	35,284

Net assets (liabilities)	$(25,392)	$431	$(159)	$1,087	$(24,033)

Note 5—Cash and Cash Equivalents and Bank Deposits

a.	Cash and cash equivalents

	December 31,
	2012	2013
	U.S. dollars in thousands
Cash in bank	$1,218	$2,382
Short-term bank deposits (up to three months)	4,718	6,995

	$5,936	$9,377

b.	Short-term bank deposits

The bank deposits are for terms of three months to one year and bear interest at annual rates of 0.27%—1.077%.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 6—Property and Equipment

Composition of assets, grouped by major classifications, and changes therein is as follows:

	Cost			Accumulated depreciation
	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2012:
Laboratory equipment	$1,573	$35	$1,608	$1,129	$136	$1,265	$343
Computers	285	14	299	202	37	239	60
Office furniture and equipment	65	—	65	38	4	42	23
Leasehold improvements	495	106	601	434	20	454	147

	$2,418	$155	$2,573	$1,803	$197	$2,000	$573

Year ended December 31, 2013:
Laboratory equipment	$1,608	$13	$1,621	$1,265	$111	$1,376	$245
Computers	299	19	318	239	35	274	44
Office furniture and equipment	65	—	65	42	4	46	19
Leasehold improvements	601	—	601	454	19	473	128

	$2,573	$32	$2,605	$2,000	$169	$2,169	$436

Note 7—Severance Pay Obligations, net

a.	The Company has both defined benefit and defined contribution plans.

The Company has no obligation relating to the defined contribution plans. The obligation under the defined benefit plans is covered partly by regular deposits with severance pay funds and by purchase of insurance policies.

b.	The Company’s obligation to make pension payments is covered by regular deposits with defined contribution plans. The amounts deposited are not reflected in the statements of financial position.

c.	The amounts recognized in the statements of financial position were as follows:

	Year ended December 31,
	2012	2013
	U.S. dollars in thousands
Severance pay obligations	$534	$459
Fair value of plan assets	406	333

Liability in the statements of financial position	$128	$126

Amounts credited to other comprehensive income for the years ended December 31, 2012 and 2013 were $7 thousand and $22 thousand, respectively.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7—Severance Pay Obligations, net (Continued)

The principal actuarial assumptions used for December 31, 2012 and 2013 were as follows:

Discount rate	3.7%
Future salary increases	4.5%

d.	The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years ended December 31, 2012 and 2013 were $259 thousand and $270 thousand, respectively.

Note 8—Convertible Loan

On July 1, 2013, the Company entered into a Convertible Bridge Loan Agreement (“CLA”) with some of its shareholders and related parties. The CLA provided for the infusion of an aggregate amount of $10 million in the form of a convertible bridge loan (the “Convertible Loan”), to bridge for the Company’s cash needs until a financing opportunity is achieved. The Convertible Loan is denominated in U.S. dollars and bears an annual interest rate of 10%. The principal shall automatically convert upon the earlier of: (i) a financing round for investment in preferred convertible shares of the Company superior to the Preferred D Shares in liquidation preference, in which case the conversion will automatically be into the new round Preferred Shares at an average discount of 22.7%, (ii) immediately prior to an IPO, in which case the conversion will automatically be into 256,394 Preferred D-1 shares or (iii) on May 16, 2014, in which case the conversion will automatically be into 256,394 Preferred D-1 Shares. The lenders have the right to demand repayment of the principal amount plus interest only on the occurrence of the earlier of the following events: (i) an event of acceleration as defined in the CLA, (ii) any of the distribution events described in the Articles of Association or (iii) the consummation by the Company of a transaction generating proceeds to the Company of at least $20 million.

This Convertible Loan was entered into with shareholders and related parties of the Company, it contains an embedded derivative (the conversion option), and was not issued at fair value. The Company designated the entire loan as well as the conversion option as a liability at fair value through profit or loss.

The Company prepared a valuation of the fair value of the Convertible Loan (a Level 3 valuation). The Company utilized the Binomial Model based on the following parameters:

Parameters	July 1, 2013	December 31, 2013
Volatility	36%	40%
Risk-free interest rate	0.11%	0.001%
Value of one Preferred D-1 Share	$114.68	$121.07

The fair value of the Convertible Loan on July 1, 2013 was $29.4 million. The main factors affecting the value of the Preferred D-1 Share (on which the fair value of the Convertible Loan is based) are the following:

1.	The preference amount that the holders of Preferred D-1 Shares are entitled to in a liquidation or distribution event is $50.46 per share. At the date of purchase, the price utilized was discounted to a weighted average price of $39 per share.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 8—Convertible Loan (Continued)

2.	In distribution events where the valuation of the Company is more than $100 million, the preference amount of the Preferred D1 Shares will be $100.92 per share.

3.	In liquidation events involving conversion into Ordinary Shares (such as an IPO) the conversion rate of the Preferred D1 Shares into Ordinary Shares is $25.23 per share (i.e., each Preferred D-1 Share shall be converted into two Ordinary Shares), or lower if there is a dilutive event/issuance for a lower price per share.

The difference, as of July 1, 2013, between the fair value and the principal amount of the convertible loan, $19.4 million, was charged to additional paid-in capital within equity. The change in the fair value from July 1, 2013 to December 31, 2013, amounting to $1.6 million, was charged to financial expenses in the statement of comprehensive loss.

As the fair value is calculated based on Level 3 inputs, a change in one of the inputs could change the fair value significantly.

Note 9—Commitments

a.	In October 2012, the Company signed a lease agreement for the building it uses in consideration of $203 thousand per year. The lease was to expire on September 30, 2013 and the Company had the option to extend it twice for additional one year periods. The Company exercised the option for the first year.

The Company entered into operating lease agreements for vehicles it uses. The leases will expire in 2016. The projected annual lease payments in the future years, at rates in effect as of December 31, 2013, approximate $156 thousand.

b.	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. As of December 31, 2013, the total royalty amount payable by the Company, before the additional Libor interest, is approximately $14.6 million ($17.1 million including interest).

c.	In September 2012 and December 2013, the Company entered into agreements, according to which it will receive project management services from two Contact Research Organizations (“CROs”) for the execution of a clinical trial in the field of anti-inflammatory small molecules, in consideration for up to €2.8 million. Through December 31, 2013, expenses in the total amount of €1.6 million ($2.2 million) were incurred.

d.	In November 2012, the Company signed an agreement according to which it will receive project management services from a CRO for the execution of another clinical trial in the field of anti-inflammatory small molecules in consideration for up to €2.4 million. Through December 31, 2013, expenses in the total amount of €1.2 million ($1.8 million) were incurred.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 9—Commitments (Continued)

e.	In February 2013, the Company entered into an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Payment obligations under the agreement are capped by the amount of NIS100 million ($29 million), excluding amounts previously paid as royalties on account of any net sales. Amounts payable upon occurrence of an exit event is not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of Comprehensive Loss under research and development costs.

f.	In April 2011, the Company executed a Commercial License Agreement with Crucell Holland B.V. (“Crucell”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

—

an annual license fee of €100,000 ($137,000), continuing until the end of the agreement term, which is the later of 10 years from the first commercial sale of VB-111 and the expiration date of the last related patent, or the termination of the agreement by the Company upon three months’ written advance notice to Crucell;

—	a milestone payment of €400,000 ($550,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

—	royalties of 0.5%-2.0% on net sale.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10—Share Capital

a.	Composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2012	2013
Authorized:
Ordinary Shares	2,369,005	2,044,005
Preferred A Shares	132,586	132,586
Preferred B Shares	570,217	570,217
Preferred C Shares	342,778	342,778
Preferred D Shares	1,585,414	1,585,414
Preferred D-1 Shares(1)	—	325,000

	5,000,000	5,000,000

Issued:
Ordinary Shares(2)	244,053	244,053
Preferred A Shares	132,586	132,586
Preferred B Shares	570,217	570,217
Preferred C Shares	287,506	287,506
Preferred D Shares	1,247,369	1,247,369

	2,481,731	2,481,731

(1)	Will be issued upon conversion of the convertible loan, as described in note 8.

(2)	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the right conferred by the Preferred Shares of the Company. Certain Ordinary Shares, held by the Company’s Chief Executive Officer, have attached anti-dilution rights, which accumulated during 2001 to 2007, in the Company’s articles of association. These rights provide for an additional 76,217 shares for their nominal value.

b.	Preferred Share rights

The holders of the Preferred Shares have various rights and preferences as follows:

Voting rights

The Preferred Shares confer on their holders all rights accruing to holders of Ordinary Shares in the Company. Every holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held could be converted.

Liquidation and dividends

Upon a liquidation event (as defined in the articles of association of the Company) or if the Company distributes dividends, any assets and funds of the Company available for distribution shall be distributed pursuant to a descending order of preference to (i) the holders of Preferred D-1 Shares until the holders of each such series of Preferred Shares have received an amount equal to their original issue price, in addition to annual interest of LIBOR plus 1%; (ii) the holders of Preferred D Shares until the holders of each such series of Preferred Shares have received an amount equal to their original issue price, in addition to annual interest of LIBOR plus 1%; (iii) the holders of Preferred B and Preferred C Shares until the holders of each such series of Preferred Shares have received an amount equal to their original issue price, in addition to annual interest of LIBOR plus 1%;

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10—Share Capital (Continued)

Liquidation and dividends (Continued)

(iv) the holders of Preferred A Shares until such holders have received an amount equal to their original issue price, in addition to an annual interest of LIBOR plus 1% (together: the “redemption value”); and (v) after payment in full of the redemption value, the entire remaining assets, if any, shall be distributed ratably to the holders of the Ordinary Shares and Preferred Shares (on a converted basis) in proportion to their respective percentage holdings of all the issued share capital of the Company.

If the amount to be distributed per share to the Preferred A Shares, Preferred B Shares, Preferred C Shares, Preferred D Shares and Preferred D-1 Shares is greater than US$73.923, $108.759, $120.342, $151.38 and $201.84, respectively, then the holders of such series shall be entitled to receive the greater of (i) such amount (without further participation in any excess distribution), and (ii) the amount that would be payable to them if such series were to participate pro rata with the other shares of the Company.

Conversion rights

The Preferred Shares are convertible at the option of their holders at any time after their issuance. The Preferred Shares conversion ratio is 1:1 on their original issuance date, except that each Preferred D-1 Share shall initially be convertible into two Ordinary Shares as further described below.

The Preferred A Shares and Preferred B Shares will automatically be converted into Ordinary Shares in accordance with the then applicable conversion ratio immediately upon (i) the closing of the Company’s IPO in case of the Preferred A Shares, and a closing of an IPO netting at least $25 million to the Company in case of the Preferred B Shares at a price per share which is at least $108.759, (ii) written consent of a majority of the outstanding Preferred A Shares or a majority of the outstanding Preferred B shares, as applicable, or (iii) such time as 75% of the Preferred A Shares or 75% of the Preferred B Shares, as applicable, have been converted to Ordinary Shares. The Preferred C Shares will automatically be converted into Ordinary Shares in accordance with the then applicable conversion ratio immediately upon (i) the closing of an IPO netting at least $30 million to the Company at a price per share which is at least $120.341, or (ii) written consent of a majority of the outstanding Preferred C Shares. The Preferred D Shares will automatically be converted into Ordinary Shares in accordance with the then applicable conversion ratio immediately upon (i) the closing of an IPO netting at least $30 million to the Company, at a price per share which is at least $151.38 (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares) plus interest at a rate of LIBOR + 1%, accruing from March 13, 2008, or (ii) written consent of a majority of the outstanding Preferred D Shares. The Preferred D-1 Shares will automatically be converted into Ordinary Shares in accordance with the then applicable conversion ratio immediately upon (i) the closing of an IPO netting at least $30 million to the Company, at a price per share which is at least $201.84 (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares) plus interest at a rate of LIBOR + 1% accruing from the date of issue by the Company of such Preferred D-1 Shares, or (ii) written consent of a majority of the outstanding Preferred D-1 Shares.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10—Share Capital (Continued)

Conversion rights (Continued)

The Preferred Shares also confer on their holders certain anti-dilution rights that adjust the conversion ratio in the event that the Company issues new shares at the price lower than the price original issue to the respective preferred shareholders. Each Preferred Share can be converted into a number of Ordinary Shares as is determined by dividing their original issue price by the conversion price (which initially equals the original issue price), which shall be reduced, for no additional consideration, to be equal to such lower price of new shares.

Notwithstanding the calculation of the conversion price, the conversion price of the Preferred D-1 Shares shall initially be equal to half of the original issue price for the Preferred D-1 Share and shall be subject to adjustment only to the extent that the adjustment results in a price lower than half of the original issue price for the Preferred D-1 Shares. For the avoidance of doubt, the Preferred D-1 Shares original issue price shall be equal to $50.46 notwithstanding any reduction of the purchase price per share of a Preferred D-1 Share resulting from any discount thereon pursuant to the CLA dated April 30, 2013.

c.	On March 13, 2008, July 29, 2010 and January 4, 2011 the Company signed Share Purchase Agreements with a new investor and some of its existing shareholders. According to the Agreements, the Company issued 1,247,369 Preferred D Shares, in consideration for $50.46 per Preferred D Share. The aggregate investment amount of approximately $62.7 million was received during 2008, 2010 and 2011 (net of share issue expenses of approximately $208 thousand).

d.	Share based compensation plans

In February 2000, the Company’s board of directors approved an option plan (the “Plan”) as amended through 2008. Under the Plan, the Company reserved up to 316,356 Ordinary Shares of NIS 0.01 par value of the Company for allocation to employees and non-employees. Each option is exercisable to acquire one Ordinary Share.

In April 2011, the Company’s board of directors approved a new option plan (the “New Plan”). Under the New Plan, the Company reserved up to 170,435 Ordinary Shares (of which 35,435 Ordinary Shares shall be taken from the unallocated pool reserved under the Plan) for allocation to employees and non-employees.

The Ordinary Shares to be issued upon exercise of the options confer the same rights as the other Ordinary Shares of the Company, immediately upon allotment. Any option granted under the Plan that is not exercised within ten years from the date upon which it becomes exercisable, will expire. Any option which was granted under the New Plan, and was not exercised within twenty years from the date when it becomes exercisable, will expire. In April 2013, the Company shareholders approved the extension of the exercise period of options granted to employees and officers during 2003-2005 by additional ten years. As a result of such extension, the Company recorded during 2013 additional expense of $115 thousand.

Option exercise prices and vesting periods shall be as determined by the board of directors of the Company on the date of the grant.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10—Share Capital (Continued)

The options granted to employees through December 31, 2002 are subject to the terms stipulated by section 102 of the Israeli Income Tax Ordinance (the “Ordinance”). Among other things, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the plans at a price exceeding the exercise price, when the related tax is payable by the employee.

The options granted to employees after December 31, 2002, are subject to the terms stipulated by section 102(b)(2) of the Ordinance. According to these provisions, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to the employees as a capital gain benefit in respect of the options granted.

Options granted to related parties or non-employees of the Company are governed by Section 3(i) of the Ordinance. The Company will be allowed to claim as an expense for tax purposes the amounts equal to the expenses it recorded in the financial statements in the year in which the related parties or non-employees exercised the options into shares.

Options granted in 2012:

	Number of options granted according to option plan of the Company (1)
Date of grant	Other than directors	To directors	Total	Exercise price per Ordinary Share ($)	The fair value of options on date of grant (in thousands) (2)
December 2012	*25,400	5,000	30,400	$14.92	$446

	25,400	5,000	30,400		$446

*	10,000 options were allocated to an officer who also serves as a director.

1)	The options will vest as follows: over 4 years from the date of grant; 1/16 of the options shall vest at the end of each quarter in the course of the 4 years.

2)	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: Ordinary Share price, based on a valuation prepared by the Company : $19.42; expected volatility based on comparable companies in the healthcare sector: 68.6%; risk-free interest rate: 1.76% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and expected life to exercise: 9 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10—Share Capital (Continued)

Options granted in 2013:

	Number of options granted
	according to option plan of the Company (1)
Date of grant	Other than directors	To directors	Total	Exercise price per Ordinary Share ($)	The fair value of options on date of grant (in thousands) (2)
September 2013	*25,850	5,000	30,850	14.92	$459

	25,850	5,000	30,850		$459

*	10,000 options were allocated to an officer who also serves as a director.

1)	The options will vest as follows:

a.	27,850 options over 4 years from the date of grant; 1/16 of the options at the end of each quarter in the course of the 4 years.

b.	3,000 options over 1 year from the date of grant; 1/2 of the options vested on the date of grant and 1/2 will vest within a year from date of grant.

2)	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: Ordinary Share price, based on a valuation prepared by the Company with the assistance of an external independent expert: $18.68; expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 2.62% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and expected life to exercise: 9 years.

e.	Changes in the number of options and weighted average exercise prices are as follows:

	Year ended December 31,
	2012		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	326,045	$10.20	342,947	$10.83
Granted	30,400	14.92	30,850	14.92
Forfeited	13,498	4.70	8,838	12.56

Outstanding at end of year	342,947	10.83	364,959	11.13

Exercisable at end of year	267,413	9.62	289,966	10.11

f.	The following is information about exercise price and remaining contractual life of outstanding options at year-end:

December 31, 2012			December 31, 2013
Number of options outstanding at end of year	Exercise price range	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price range	Weighted average of remaining contractual life
342,947	$0.0025-14.92	9.6	364,959	$0.0025-14.92	9.0

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10—Share Capital (Continued)

g.	Expenses for share based compensation recognized in profit or loss were as follows:

	Year ended December 31,
	2012	2013
	U.S. dollars in thousands
Research and development expenses	$246	$122
Administrative and general expenses	219	372

	$465	$494

The remaining unrecognized compensation expenses as of December 31, 2013 are $592 thousand; this amount will be expensed in full by December 2017.

Note 11—Taxes on Income

The Company is taxed according to Israeli tax laws:

a.	Measurement of results for tax purposes

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles, while (as detailed in note 2) the functional currency of the Company is the dollar and the Company’s financial statements are measured in dollars and in accordance with IFRS. Therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

b.	Tax rates

The income of the Company, other than income from Benefitted Enterprises (see c below), is subject to the normal corporate tax rate. The corporate tax rate for 2013 and 2012 was 25%.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published in the official gazette, which enacts, among other things, raising the corporate tax rate to 26.5% beginning in 2014 and thereafter.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

Under the Investment Law, including Amendment No. 60 to the Investment Law that was published in April 2005, by virtue of the Benefited Enterprise program for certain of its production facilities; the Company may be entitled to various tax benefits.

The main benefit arising from such status is the reduction in tax rates on income derived from a Benefited Enterprise. The extent of such benefits depends on the location of the enterprise. Since the Company’s facilities are not located in “national development zone A”, income derived from Benefited Enterprises will be tax exempt for a period of two years and then have a reduced tax rate for a period of up to an additional eight years.

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2013, the period of benefits has not yet commenced.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 11—Taxes on Income (Continued)

In the event of distribution of cash dividends from income which was tax exempt as above, the amount distributed will be subject to the tax rate it was exempted from.

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

Entitlement to the above benefits is conditioned upon the Company fulfilling the conditions stipulated by the Investment Law and regulations published thereunder.

In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest.

The Investment Law was amended as part of the Economic Policy Law for the years 2011—2012 (the “Amendment”), which became effective on January 1, 2011.

The Amendment sets alternative benefit tracks to the ones currently in place under the provisions of the Investment Law, including a reduced corporate tax rate. Tax rate for “Preferred Enterprise” income of companies not located in national development zone A, is 16% for fiscal year 2014 and thereafter.

The benefits are granted to companies that qualify under criteria set forth in the Investment Law; for the most part, those criteria are similar to the criteria that have existed in the Investment Law prior to its amendment and the benefit period is unlimited in time. However, in accordance with the Amendment, the classification of licensing income as Preferred income is subject to the issuance of a pre-ruling by the Israel Tax Authority.

Under the transitional provisions of the Investment Law, a company is allowed to continue to enjoy the tax benefits available under the Investment Law prior to its amendment until the end of the period of benefits, as defined in the Investment Law.

In each year during the period of benefits of its Benefitted Enterprise, the Company will be able to opt for application of the Amendment, thereby making available to itself the tax rate described above. The Company’s election to apply the Amendment is irrevocable.

As of December 31, 2013, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2013 is $102 million.

Under Israeli tax laws, carryforward tax losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

The Company has not created deferred taxes on its carry forward losses since their utilization is not expected in the foreseeable future.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 11—Taxes on Income (Continued)

e.	Tax assessments

The Company has tax assessments that are considered to be final through tax year 2009.

Note 12—Supplementary Financial Information

	December 31,
	2012	2013
	U.S. dollars in thousands
a. Other current assets:
Institutions	$195	$123
Prepaid expenses	80	127
Government grants receivable	385	256
Employees	3	1

	$663	$507

b. Accounts payable—other:
Expenses payable	$737	$2,543
Employees and employees institutions	203	213
Provision for vacation	142	141
Sundry	33	—

	$1,115	$2,897

	Year ended December 31,
	2012	2013
	U.S. dollars in thousands

c. Research and development expenses, net:
Payroll and related expenses	$2,630	$3,366
Subcontractors and consultation	6,092	7,527
Materials	1,127	569
Patent expenses	2,111	1,606
Depreciation	185	126
Office rent and maintenance	393	440
Other	404	473

	12,942	14,107
Government grants (see note 9b)	(2,370)	(599)

	$10,572	$13,508

d. Administrative and general expenses
Payroll and related expenses	$960	$1,305
Management and professional fees	585	847
Foreign travel	138	141
Depreciation	12	43
Other	202	116

	$1,897	$2,452

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 13—Loss per Share

a. Basic and diluted loss per share

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying Preferred Shares and outstanding options have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2012 and 2013 since their effect was anti-dilutive. The total number of Ordinary Shares related to outstanding Preferred Shares and options excluded from the calculations of diluted loss per share were 2,900,895 and 2,922,908 for the years ended December 31, 2012 and 2013, respectively.

	Year ended December 31,
	2012	2013
Basic and diluted
Loss attributable to equity holders of the Company	$12,225,000	$17,370,000

Weighted average number of Ordinary Shares in issue	244,053	244,053

Loss per Ordinary Share	$50.09	$71.17

b. Basic and diluted pro forma Loss per Share (unaudited)

The following unaudited calculation of basic and diluted loss per share gives effect to the automatic conversion of the Convertible Loan and all outstanding Preferred Shares of the Company (using the if-converted method) into Ordinary Shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 13—Loss per Share (Continued)

Pro forma basic and diluted Loss per Share (unaudited):

Year ended December 31, 2013
Loss attributable to equity holders of the Company Deduct – Loss from change in fair value of convertible loan

Adjusted loss

Weighted average number of shares used in the computation of basic and diluted loss per share
Add -
pro forma adjustment to reflect assumed conversion of convertible loan and Preferred Shares to Ordinary Shares

Weighted average number of shares used in the computation of pro forma basic and diluted loss per share

Pro forma basic and diluted loss per share

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 14—Financial Income, net

	Year ended December 31,
	2012	2013
	U.S. dollars in thousands
Financial income
Interest from deposits	$236	$27
Exchange differences	59	213

	295	240

Financial expenses
Loss from change in fair value of convertible loan	—	1,638
Other financial expenses:
Bank fees	14	12
Other	37	—

	51	12

Total financial expenses	51	1,650

Financial expenses (income), net	$(244)	$1,410

Note 15—Related Parties—Transactions and Balances

a.	Transactions with related parties

Key management personnel include members of the Board of Directors, the Chief Executive Officer and all Vice Presidents of the Company and companies controlled by them.

	Year ended December 31,
	2012	2013
	U.S. dollars in thousands
1) Expenses:
Administrative and general expenses	$7	$4

Financial expenses:
Loss from change in fair value of convertible loan	$—	$1,638

2) Key management compensation:
Labor cost and related expenses	$1,749	$2,376
Share-based payments	315	301
Others	283	277

	$2,347	$2,954

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

b.	Balances with related parties

	December 31,
	2012	2013
	U.S. dollars in thousands
Related parties and shareholders:
Convertible loan	$—	$31,039

Key management:
Payables and accrued expenses	$52	$713

Severance pay obligations	$124	$71

Provision for vacation	$83	$80

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

Until                  , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Vascular Biogenics Ltd. Ordinary Shares Deutsche Bank Securities Wells Fargo Securities JMP Securities Oppenheimer & Co. Prospectus , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Officer Holders (Including Directors).

Under the Israeli Companies Law 1999, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association to be effective immediately prior to the closing of this offering include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•

a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•

reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

In addition, under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•	a breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a monetary liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•

a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or penalty levied against the office holder.

Under the Companies Law, for the approval of exculpation, indemnification and insurance of office holders who are executive officers, directors and controlling shareholders, see the section of the prospectus that forms a part of this Registration Statement entitled “Management—Approval of Related Party Transactions Under Israeli Law.”

Our amended and restated articles of association to be effective immediately prior the closing of this offering permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction).

We have entered into indemnification and exculpation agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law and undertaking to indemnify them to the fullest extent permitted by the Companies Law.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our office holders by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Since January 1, 2011:

•	We have granted options to purchase an aggregate of 118,030 ordinary shares to our directors, officers, employees and service providers, in each case having an exercise price of $14.92 per share.

•	We have issued and sold 5,000 ordinary shares pursuant to the exercise of options held by our directors, officers and employees, having an exercise price per share of NIS0.01.

•	In January 2011, we issued 76,240 Series D preferred shares at $50.46 per share to 11 investors.

•	On April 30, 2013, we issued a convertible loan in the aggregate principal amount of approximately $10.0 million to 10 investors.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering or involving offers and sales of securities outside the United States.

Item 8. Exhibits and Financial Statement Schedules.

•	The Exhibit Index is hereby incorporated herein by reference.

•	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Financial Statements and related notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

•

To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•

That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on            , 2014.

VASCULAR BIOGENICS LTD.

By:
Name: Dror Harats Title: Chief Executive Officer

We, the undersigned members of the supervisory board and the management board of the Registrant hereby severally constitute and appoint Dror Harats and Amos Ron, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Dror Harats	Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Bennett M. Shapiro	Non-Executive Director	, 2014

Ruth Arnon	Non-Executive Director	, 2014

Jide J. Zeitlin	Non-Executive Director	, 2014

Jecheskiel Gonczarowski	Non-Executive Director	, 2014

Dan J. Gelvan	Non-Executive Director	, 2014

Ruth Alon	Non-Executive Director	, 2014

Amos Ron	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2014

CT Corporation System	Authorized Representative in the United States

By:	, 2014

Name:

Title:

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1**	Articles of Association of the Registrant as in effect prior to this offering.

3.2*	Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering.

4.1	Amended and Restated Investors’ Rights Agreement, dated as of March 13, 2008, by and among the Registrant and the other parties thereto, as amended.

4.2*	Specimen share certificate.

4.3**	Warrant to purchase ordinary shares, dated March 26, 2007, issued to Baratz, Horn & Co., and Warrant Transfer Deed, dated August 31, 2009.

4.4**	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended.

4.5**	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended.

4.6**	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended.

4.7**	Warrant to purchase ordinary shares, dated March 26, 2007, issued to Dror Harats.

5.1*	Form of Opinion of Horn & Co, Law Offices, Israeli legal counsel of the Registrant.

10.1!**	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder.

10.2*!	Form of Indemnification Agreement to be entered into between the Registrant and its officers and directors.

10.3*+	Commercial License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V.

10.4*+	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer—Medical Research, Infrastructure and Services Ltd.

10.5*	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc.

10.6*	Master Services Agreement, dated May 14, 2008, between the Registrant and Genzyme Pharmaceuticals.

10.7*+	Technical Agreement on the Manufacture of Capsules, dated May 19, 2008, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order.

10.8*+	Technical Agreement on the Manufacture of Capsules, dated August 3, 2012, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order.

10.9*+	Material Transfer and Confidentiality Agreement, dated October 3, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd.

10.10*+	General Services Agreement, dated September 2012, between the Registrant and BioClinica, Inc., and Addendum dated November 19, 2012 and August 29, 2013.

Exhibit No.	Description

10.11*+	Clinical Trial Agreement, dated September 9, 2012, between the Registrant and SCIderm GmbH.

10.12*+	Services Agreement, dated November 8, 2012, between the Registrant and KCR S.A.

10.13*+	Services Agreement, dated December 16, 2013, between the Registrant and KCR S.A.

10.14*#	Lease Agreement, dated January 2013, between the Registrant and Matzlawi Building Company Ltd.

10.15*	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc.

10.16	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

23.2*	Form of Consent of Horn & Co, Law Offices (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

*	To be filed by amendment.

**	Previously submitted.

!	Management contract or plan.

+	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

#	English summary of original Hebrew document.